CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered		Proposed maximum offering price per unit		Proposed maximum aggregate offering price		Amount of registration fee(1)
4.00% Convertible Senior Notes due 2013	$138,000,000	(2)	100%		$138,000,000	(2)	$5,424
Ordinary shares, par value $0.00001 per share		(3)		(3)		(3)		(3)
Total							$5,424

(1)	Calculated in accordance with Rule 457(o) and Rule 457(r) of the Securities Act of 1933, as amended, and relates to the registration statement on Form F-3 (File No. 333 - 152333) filed by the Registrant.
(2)	Includes $18,000,000 in aggregate principal amount of 4.00% Convertible Senior Notes due 2013 that may be offered and sold if the underwriters exercise in full their option to purchase additional such notes to cover any over-allotments.
(3)	There is also registered hereby an indeterminate number of ordinary shares into which the 4.00% Convertible Senior Notes due 2013 may be converted. Pursuant to Rule 457(i), no separate registration fee is payable where securities and securities into which conversion is offered are registered at the same time and no additional consideration is payable upon conversion.

1

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-152333

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 15, 2008)

US$120,000,000

Trina Solar Limited

4.00% Convertible Senior Notes due 2013

We are offering $120,000,000 aggregate principal amount of our 4.00% Convertible Senior Notes due 2013.

The notes will be convertible, at your option, at an initial conversion rate of 29.5159 American depositary shares, or ADSs, each representing 100 ordinary shares, par value $0.00001 per share, per $1,000 principal amount of notes (equivalent to an initial conversion price of approximately $33.88 per ADS), subject to adjustment as described in this prospectus supplement, at any time on or prior to 5:00 p.m., New York City time, on the third business day immediately preceding the maturity date.

The conversion rate and thus the conversion price will be subject to adjustment in some events. In addition, we will increase the conversion rate under certain circumstances for a holder that elects to convert its notes in connection with a fundamental change as described in this prospectus supplement.

The notes will bear interest at a rate of 4.00% per year. Interest on the notes will be payable on January 15 and July 15 of each year, beginning on January 15, 2009. The notes will mature on July 15, 2013.

You may require us to repurchase all or a portion of your notes upon a fundamental change at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest. You may require us to repurchase all or a portion of your notes on July 15, 2011 at a cash repurchase price equal to 100% of the principal amount plus accrued and unpaid interest.

The notes will be our senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. The notes will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness and structurally subordinated to all existing and future liabilities of our subsidiaries.

Concurrently with this offering of notes, 4,073,194 ADSs, which we have agreed to loan to an affiliate of Credit Suisse Securities (USA) LLC, pursuant to an ADS lending agreement between us and the borrower, are being offered by means of a separate prospectus supplement and accompanying prospectus, which we refer to collectively as the ADS prospectus supplement. Credit Suisse Securities (USA) LLC is acting as an underwriter in this offering. We refer to the borrower as the ADS Borrower, the ADS lending agreement as the ADS Lending Agreement and the ADS loan transaction as the Registered ADS Borrow Facility. We will not receive any proceeds from the sales of the borrowed ADSs by the ADS Borrower under the ADS prospectus supplement, but we will receive a nominal processing fee from the ADS Borrower. See “Description of the Registered ADS Borrow Facility” and “Underwriting.” The Registered ADS Borrow Facility is designed to facilitate short sales and/or privately negotiated derivative transactions by which investors in the notes will hedge their investment in the notes. An initial 3,829,800 ADSs will be borrowed by the ADS Borrower under the ADS Lending Agreement in order to facilitate such short sales and/or privately negotiated derivative transactions entered into by investors in the notes to establish initial hedge positions in respect of the notes. An additional number of ADSs up to an aggregate of 243,394 ADSs may be borrowed from time to time under the ADS Lending Agreement and used to facilitate such short sale and/or privately negotiated derivative transactions.

Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.” On July 17, 2008, the closing sale price of our ADSs on the New York Stock Exchange was $30.61 per ADS.

We do not intend to apply for listing of the notes on any securities exchange or for inclusion of the notes in any automated quotation system.

Investing in the notes and the underlying ADSs involves significant risks. See “Risk Factors” beginning on page S-20.

	Price to Public(1)	Underwriting Discounts and Commissions	Proceeds to Us
Per Note	100.00%	2.75%	97.25%
Total	$120,000,000	$3,300,000	$116,700,000

(1)	Plus accrued interest, if any, from July 23, 2008

We have granted the underwriters an option to purchase, within a period of 30 days beginning with the date we first issue the notes, up to an additional $18,000,000 aggregate principal amount of notes solely to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We expect that the notes will be ready for delivery in book-entry form through The Depository Trust Company on or about July 23, 2008.

Joint Bookrunners

Credit Suisse	ABN AMRO	Deutsche Bank Securities

The date of this prospectus supplement is July 17, 2008.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is the prospectus supplement, which describes the specific terms of this offering. The second part consists of the accompanying prospectus, which gives more general information, some of which may not be applicable to this offering.

If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement and the accompanying prospectus, unless otherwise indicated,

•	“we,” “us,” “our,” and “our company” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;

•	“Trina” refers to Trina Solar Limited;

•	“Trina China” refers to Changzhou Trina Solar Energy Co., Ltd.;

•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus supplement only, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, and “Euro” refers to the legal currency of the European Union; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share.

SUMMARY

The following summary contains information about us and the offering. It may not contain all of the information that may be important to you in making an investment decision. For a more complete understanding of us and the offering, we urge you to read this entire prospectus supplement and the accompanying prospectus carefully, including the “Risk Factors” section and the documents incorporated by reference, including our financial statements and the notes to those statements contained in such documents. Unless otherwise indicated or the context otherwise requires, the information in this prospectus supplement assumes that the underwriters do not exercise their over-allotment option to purchase additional notes.

Overview

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our solar module production. Our solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard monocrystalline solar modules ranging from 160 watts (W) to 185 W in power output and multicrystalline solar modules ranging from 190 W to 220 W in power output. Our solar modules are built to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain, Italy and Belgium, where government incentives have accelerated the adoption of solar power. We are also targeting sales in emerging PV markets such as France, the United States and South Korea. We sell our products to distributors, wholesalers and PV system integrators, including Abantia Sun Energy SA, Enerpoint S.p.a., IBC Solar AG, Grupo Aldesa SA and SOLEOS Solar GmbH.

We address the industry-wide shortage of polysilicon by forging supply relationships with several global and domestic silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. In addition, our experience and know-how in working with monocrystalline silicon have enabled us to use a significant proportion of low-cost, reclaimable silicon raw materials in the production of ingots, as compared to other manufacturing methods generally used in the industry. We also expanded our platform in November 2007 to include the production of multicrystalline ingots, wafers and solar cells for use in our solar module production. We purchase polysilicon and reclaimable silicon materials from our network of over 20 suppliers and leverage our ability to use a significant proportion of lower-cost reclaimable silicon materials, currently accounting for about 50% of our total silicon requirements. However, we intend to use more virgin polysilicon in the future as supply increases. We have entered into long-term supply contracts with polysilicon suppliers, including DC Chemical, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (a subsidiary of GCL Silicon Technology Holdings), Jupiter Corporation Ltd. (an affiliate of DTK Industries (Qingdao) Co., Ltd.), NITOL Group, Sichuan Yongxiang Polysilicon Co., Ltd., SILFAB S.p.A., and Wacker Chemie AG, as the industry-wide supply of polysilicon expands in line with current expectations. We also capitalize on our low-cost manufacturing capability in China to produce quality products at competitive costs.

As of December 31, 2007, we had an annual module manufacturing capacity of 150 megawatts (MW). We expect to increase our total annual production capacity from ingots to solar modules to 350 MW by the end of 2008 and to 600 MW by the end of 2009. We currently produce our own solar cells, as well as use toll manufacturers by providing wafers to them for processing and receiving solar cells from them in return. Such wafers are converted into solar cells using the toll manufacturers’ own technology.

We began our research and development efforts in solar products in 1999. In 2002, we began our system integration business, in late 2004 we began our current solar module business, and in April 2007 we began our production of solar cells. In 2006 and 2007, we had net revenues of $114.5 million and $301.8 million, respectively, and net income of $13.2 million and $35.4 million, respectively, from our continuing operations.

Industry Background

Solar energy generation systems use interconnected solar cells to generate electricity from sunlight through a process known as the photovoltaic effect. Solar power is a rapidly growing renewable energy source, and the solar power market has grown significantly over the past decade. According to Solarbuzz, an independent solar energy research firm, the global solar power market, as measured by annual solar power system installed capacity, grew at a CAGR of 47.4% from 598 MW in 2003 to 2,826 MW in 2007. According to a Solarbuzz forecast named “Green World,” in one of several possible scenarios, annual solar power system installed capacity may further increase to 9,917 MW in 2012, and solar power industry revenue may increase from $17.2 billion in 2007 to $39.5 billion in 2012, which we believe will be driven largely by surging market demand, rising grid prices and government initiatives.

Currently, a majority of installed solar systems employ crystalline silicon technologies. A small portion of the installed base of solar systems uses thin-film technologies. According to Solarbuzz, crystalline silicon-based solar cells represented 88% of total cell production in 2007, compared to 12% for thin-film-based solar cells. We believe crystalline silicon technologies will continue to be the dominant technology used for the manufacture of solar power products.

We believe growing demand for electricity and energy supply constraints, government incentives for solar power, and growing consumer awareness of the advantages of solar energy have driven and will continue to drive the growth of the solar power industry.

Our Competitive Strengths

We believe that the following competitive strengths enable us to compete effectively and to capitalize on the rapid growth in the global solar power market:

Vertically Integrated Business Model.    We are one of a select number of solar companies that have achieved vertical integration, from the manufacturing of ingots to solar modules. Following the latest phase of our vertical integration, we began commercial production of solar cells in April 2007, which favorably impacted our margins and helped to offset negative pressure on our margins from factors such as increasing polysilicon prices and total manufacturing costs. In the fourth quarter of 2007, we met approximately 75% of solar cell requirements from our in-house production, and in the first quarter of 2008 we were able to meet substantially all of our solar cell needs with our in-house production capabilities. We believe that our vertically integrated model provides us with the following advantages:

•

Capturing value along the solar power value chain.    We believe there are opportunities to capture additional margin by producing our own ingots, wafers, solar cells and solar modules. As a vertically integrated solar manufacturer, we believe we are better positioned to compete against companies that specialize only in certain stages of the solar power value chain because we can internalize the value added from, and eliminate the costs associated with, toll manufacturers and third-party suppliers.

•

Realizing greater control over quality and continuous process improvement.    We believe that it is difficult for many solar manufacturers to efficiently examine and test, on a large scale, the technical parameters of products procured from third-party suppliers. Our integrated manufacturing capabilities enable us to ensure the quality of our solar power products and reduce our reliance on the quality assurances of third-party suppliers. In addition, our integrated approach provides us with the opportunity to improve our manufacturing process across the value chain.

•

Achieving higher efficiency and lower costs by streamlining and shortening production cycles.    We believe that our vertically integrated business model provides us with a more streamlined and efficient in-house production process with shorter production cycles, when compared to less vertically integrated solar power products companies. For example, we do not need to repeat tasks such as packing, unpacking and shipping ingots, wafers or cells prior to their respective processing through the value chain. In addition, the elimination of such logistical tasks will help reduce product breakage that typically occurs during these tasks.

•

Flexibility to respond to changing market conditions.    From time to time, depending on market conditions, we have the ability to buy and sell solar products along the value chain in order to maximize our revenue and profit. For example, if solar module inventories or market conditions indicate that selling solar modules will result in lower profitability, we have the ability to sell our wafers or solar cells, which may allow us to maintain or increase our profitability.

Proven Execution by an Established Management Team with Significant Industry Expertise.    We have an experienced management team that has a record of implementing new technologies and production processes quickly, and has successfully expanded the scope of our production capacity in the past year. Since our initial public offering, our management team has:

•	rapidly implemented in-house production of solar cells;

•	increased our operational efficiency in response to rising polysilicon prices; and

•	successfully expanded our customer and geographic sales markets to regions such as Spain, Italy, Belgium and Greece, in addition to maintaining our sales to Germany.

Mr. Jifan Gao, our chairman and chief executive officer, has over 15 years of management experience in solar and other manufacturing industries. Mr. Gao currently serves as the vice chairman of the China Renewable Energy Society Solar Power Construction Committee and as the standing vice chairman of New Energy Chamber of Commerce of All-China Federation of Industry and Commerce. Mr. Diming Qiu, head of our technology committee, has more than 23 years of experience in the solar industry. He was involved in the construction of a vertically integrated production line from ingot manufacturing to module assembly in China in the 1980s, and was a member of China’s National Solar Photovoltaic Energy System Standardization Technology Commission. We have also recruited experienced managers with diverse international backgrounds to help continue our expansion and growth.

Experienced Producer of Crystalline-based Solar Power Products.    In 2007, we specialized in the use of monocrystalline silicon. Monocrystalline-based solar power products offer higher conversion efficiency, but are typically produced at a higher cost than multicrystalline-based solar power products of similar dimensions. We also expanded our platform in November 2007 to include the production of multicrystalline ingots, wafers and solar cells for use in our solar module production. For our monocrystalline cells, we have achieved an average conversion efficiency of 16.6%. In November 2007, we began producing multicrystalline cells and have achieved an average conversion efficiency of 15.3%.

We believe that our proprietary processes and technical know-how in working with crystalline technology offer us a distinct cost advantage. We continue to use a significant proportion, approximately 50% of reclaimable silicon raw materials in lieu of more expensive virgin polysilicon. During periods of polysilicon supply shortage, our know-how and access to reclaimable silicon raw materials allow us flexibility in raw material procurement. Moreover, as we continue to generate reclaimable silicon raw materials, such as silicon ingot tops and tails and broken wafers, we intend to establish a platform to use reclaimable silicon that we have identified as better suited and more cost-effective to be used for multicrystalline silicon production processes. We intend to use more virgin polysilicon in the future as supply increases.

Active Management of Upstream Raw Material Supplies.    We actively manage many supply sources and types of silicon needed for our business. This management capability helps us to secure a reliable and cost-effective supply of raw materials and to mitigate the effects of the current polysilicon supply shortage. We procure silicon raw materials from various sources, including international polysilicon manufacturers as well as international and domestic distributors. We purchase reclaimable silicon raw materials from over 20 suppliers, including semiconductor manufacturers and silicon processing companies. We have executed agreements with suppliers to obtain approximately 95% of our silicon raw material requirements to support our estimated production output in 2008. Most of this supply has been secured through medium-term and long-term contracts with polysilicon manufacturers, semiconductor companies and silicon reclamation companies.

Low-cost, China-based Manufacturing Capability.    We believe our China-based manufacturing provides us with a cost advantage over manufacturers in Europe, Japan and North America. We maximize production efficiency by optimizing automated and manual operations in our manufacturing processes to leverage our lower cost skilled workforce, engineering and technical resources. Moreover, we also procure and utilize lower-cost domestically-built equipment with comparable quality to that of imported equipment.

Our Strategies

Our objective is to be a global leader in the development and manufacture of solar power products. We intend to achieve this objective by pursuing the following strategies:

Expand and Improve Our Vertically Integrated Manufacturing Capacity.    We plan to substantially increase our vertically integrated manufacturing capacity across our monocrystalline and multicrystalline product lines in order to both meet ongoing demand for our products and maximize economies of scale. As of December 31, 2007, we had an annual solar module manufacturing capacity of 150 MW. We plan to construct additional production facilities and to increase our annual manufacturing capacity from ingots to solar modules to 350 MW and 600 MW by the end of 2008 and 2009, respectively. To support our capacity expansion plans, we intend to continue to source our production equipment from cost-competitive suppliers, and to purchase certain precision-calibrated equipment from overseas equipment suppliers. We believe that by increasing our capacity we may enjoy economies of scale in various ways. By spreading our production or processing costs, as well as operating costs associated with research and development, marketing and management and skilled labor, over a larger production base, we would be able to reduce our cost per unit. In addition, by increasing our production, we are able to purchase more advanced, high-output equipment, more effectively utilize our existing equipment, create an efficient working environment by standardizing procedures and enjoy the benefits of specialized labor. We plan to better logistically align our manufacturing chain to reduce cycle time and achieve better quality control over our products, such as reducing breakage of wafers. We can also better apply organizational and management skills to our resources, thus enhancing our production process, technology platform and sales and distribution. We can also purchase raw materials at lower, bulk-rate prices.

Expand and Maintain Flexible Raw Material Supply Sources.    We believe that our future success will continue to depend largely on our ability to secure reliable and cost-effective silicon raw materials. We will continue to seek to maximize our purchases of polysilicon through long-term supply contracts and minimize purchases of polysilicon on the spot market, which we believe will reduce our raw material costs and give us better price visibility. As such, we believe that in the future a majority of our silicon purchases will be through long-term virgin polysilicon supply agreements. While we will also continue to rely on our proprietary process and technical know-how and our network of suppliers to procure an optimal mix of polysilicon and reclaimable silicon materials, and our purchases of reclaimable silicon materials will continue to increase, such increase will be slower than our increased purchases of virgin polysilicon. In addition, as the global supply of virgin polysilicon increases over the next few years, we believe our strategy of larger, long-term, price-variable contracts will help us lower future raw material expenditures. Through our highly experienced procurement department, we have secured most of our silicon raw material requirements to support our estimated production output in 2009.

Continue to Focus on Technology Development to Enhance the Efficiency of our Manufacturing Process.    We plan to devote substantial research and development resources to enhance the efficiency of our crystalline-based manufacturing processes. As part of this strategy, we will focus on refining our existing proprietary manufacturing know-how and improving the use of reclaimable silicon raw materials in the production of silicon ingots and wafers without compromising quality. We are also investing in the development of process technologies to reduce the thickness and enlarge the dimension of wafers to conserve the use of polysilicon, while maintaining a low breakage rate. For example, we are experimenting with slicing thinner wafers with smaller diameter wire cutters to reduce loss, which will lead to a more efficient use of the ingot. In addition, we believe that our continued efforts on procuring high-quality equipment, enforcing industry-best practices and hiring quality employees will guide our strategy to increase efficiency.

We will also focus on developing process technologies to make full use of both the conversion efficiency advantage of monocrystalline products and the cost advantage of multicrystalline products. As of December 31, 2007, we achieved conversion efficiencies up to 17.0% and 15.6% for our monocrystalline and multicrystalline cells, respectively. We plan to continue to devote research and development resources to the improvement in cell conversion efficiencies, with a goal to achieve conversion efficiencies up to 20.0% and 19.0% for our monocrystalline and multicrystalline cells, respectively, by 2010.

Further Diversify our Geographic Sales and Marketing Efforts and Increase Brand Awareness in our Targeted Markets.    In order to continue to grow our sales and to reduce our exposure to any particular geographic market, we intend to broaden our geographic presence and diversify our customer base through increased marketing efforts and brand awareness initiatives. Currently, the majority of our revenues attributable to solar modules were generated from sales to customers located in Europe, particularly Germany, Spain and Italy. While we expect these markets to continue to generate significant sales revenue for us, we plan to expand our business presence in emerging solar power markets such as France, South Korea, the United States and China. To expand our sales network in the United States, we established a representative office in California in December 2007.

We intend to enter new markets quickly and penetrate aggressively, as we did previously in Spain and Italy, where within two years we were able to become one of the leading PV brands. We plan to use a two-pronged market penetration strategy. First, we plan to continue to sell to large customers, such as distributors and wholesalers of solar power products, at existing or greater volumes. Secondly, as our production output grows, we plan to sell the remainder of our production output to medium-size customers such as PV system integrators. We believe that we will achieve better pricing by selling to medium-size customers compared to large customers. We will seek to build brand awareness among these customers and provide customer service through regionally-based staff. We expect our regionally-based staff will also be important in providing us further insights into market trends and conditions. We also aim to continue playing a role in brand-enhancing PV projects, like our role as supplier to the roof-mounted integrated system at the new library in Amsterdam, the largest PV system installation in the Netherlands in 2007.

Our Challenges

We believe that the following are some of the major risks and uncertainties that may materially affect us:

•	failure to obtain sufficient quantities of silicon raw materials could decrease our revenues and prevent us from expanding as planned;

•	the reduction or elimination of government subsidies and economic incentives for on-grid solar energy applications could cause a reduction in demand for our products and in our revenues;

•	our limited operating history in the solar module business may not serve as an adequate basis to judge our prospects and future results of operations;

•	we may be unable to manage our expanding operations effectively;

•

if solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipated, our sales may not continue to increase or may decline, and we may be unable to sustain profitability; and

•	we face competition from both renewable and conventional energy sources and products.

Corporate Structure

Our predecessor company, Changzhou Trina Solar Energy Co., Ltd., or Trina China, was incorporated in December 1997. In anticipation of our initial public offering, we incorporated Trina in the Cayman Islands as a listing vehicle on March 14, 2006. Trina acquired all of the equity interests in Trina China through a series of transactions that have been accounted for as a recapitalization and Trina China became our wholly-owned subsidiary. We conduct substantially all of our operations through Trina China. In December 2006, we completed our initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange. In June 2007, we completed a follow-on public offering of our ADSs.

Description of Concurrent ADS Offering

Concurrently with this offering of notes, the ADS Borrower is offering an aggregate of 4,073,194 ADSs by means of the ADS prospectus supplement, which we will loan to the ADS Borrower pursuant to the ADS Lending Agreement. The Registered ADS Borrow Facility is designed to facilitate short sales and/or privately negotiated derivative transactions including swaps relating to our ADSs by which investors in the notes will hedge their investments in the notes. The ADS Borrower will be entitled to sell such ADSs pursuant to our registration statement. In addition, the ADS Borrower and its affiliates may engage in short sales and/or privately negotiated derivative transactions with investors in the notes at any time and from time to time. Up to 243,394 of the borrowed ADSs offered by the ADS prospectus supplement may be offered on a delayed basis for this purpose. The ADS Borrower will receive all of the proceeds from the sale of the borrowed ADSs, but we will receive a nominal processing fee from the ADS Borrower. See “Description of the Registered ADS Borrow Facility.”

Ordinarily, certain hedge funds investing in an issuer’s convertible securities would borrow the underlying securities and short it in the public market. In our case, however, there does not appear to be a sufficient public float in our outstanding ADSs to enable prospective investors to hedge the notes efficiently. To remedy this problem and to make our notes marketable on better terms, we will make additional ADSs available to the ADS Borrower as described in “Description of the Registered ADS Borrow Facility” below. The overall effect of such transactions is to allow us to market our notes on terms that are comparable to the terms we would otherwise have been able to achieve if there were enough of our ADSs available to be borrowed in the public market to enable investors in the notes to hedge their investments efficiently.

The delivery of the initial 3,829,800 ADSs being borrowed pursuant to the ADS Lending Agreement and offered under the ADS prospectus supplement is contingent on the closing of this offering. We expect delivery of such ADSs to be made concurrently with the closing of this offering.

Corporate Information

Our principal executive offices are located at No. 2 Tian He Road, Electronics Park, New District, Changzhou, Jiangsu 213031, People’s Republic of China. Our telephone number at this address is (+86) 519 8548 2008 and our fax number is (+86) 519 8517 6025.

Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.trinasolar.com. The information contained on our website does not form part of this prospectus supplement. Our agent for service of process in the United States is CT Corporation System located at 111 Eighth Avenue, New York, New York 10011.

RECENT DEVELOPMENTS

Embedded Derivative Computation

In connection with the preparation of our financial statements for the year ended December 31, 2007, we have completed the computation of the fair value of a foreign exchange derivative embedded in a material long-term silicon supply contract. This contract provides that the purchase price of the silicon to be acquired shall be denominated in U.S. dollars, which was not the functional currency of either of the contracting parties at the time the contract was entered into. The impact of the foreign exchange derivative was recorded as “gain (loss) on change in fair value of derivative,” a non-cash and non-operating item in our consolidated statement of operations.

The following is a summary of our unaudited consolidated statement of operations data for the three months ended March 31, June 30, September 30 and December 31, 2007 and March 31, 2008 and a summary of our unaudited consolidated balance sheet data as of March 31, June 30, September 30 and December 31, 2007 and March 31, 2008. Such financial information is different from the financial information previously furnished to the Securities and Exchange Commission, or the SEC, on Form 6-Ks due to adjustments made in connection with the embedded foreign exchange derivative computation. We have prepared the unaudited consolidated financial information on the same basis as our audited consolidated financial statements and in accordance with U.S. GAAP. Results for the quarterly financial information may not be indicative of our full year results for 2008 or for future quarterly periods. See “Risk Factors—Risks Related to Our Company and Our Industry—Our quarterly operating results may fluctuate from period to period in the future.”

For the assumptions and details of the computation relating to the embedded foreign exchange derivative, see “Item 5. Operating and Financial Review and Prospects–A. Operating Results—Critical Accounting Policies” included in our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on June 26, 2008. See “Item 5. Operating and Financial Review and Prospects” included in our annual report on Form 20-F for trends and other factors that may influence our results of operations.

	For the Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	(in thousands)
Net revenues	$42,548	$75,305	$82,573	$101,394	$120,671
Cost of revenues	33,040	61,090	65,980	73,796	89,595

Gross profit	9,508	14,215	16,593	27,598	31,076

Selling expenses	1,593	2,335	3,230	3,860	2,958
General and administrative expenses	2,671	3,354	5,820	6,533	7,165
Research and development expenses	776	439	612	978	749

Total operating expenses	5,040	6,128	9,662	11,371	10,872

Income from continuing operations	4,468	8,087	6,931	16,227	20,204
Foreign exchange loss	—	—	—	(1,440)	(4,001)
Interest expenses	(1,202)	(1,632)	(2,081)	(2,636)	(3,473)
Interest income	392	563	1,494	2,362	1,240
Gain (loss) on change in fair value of derivative	(1,692)	170	534	1,842	—
Other expenses (income)	(110)	138	738	502	(25)

Income from continuing operations before income taxes	1,856	7,326	7,616	16,857	13,945
Income tax (expenses) benefit	1,158	55	(15)	509	(1,072)

Net income from continuing operations	3,014	7,381	7,601	17,366	12,873

Gain (loss) from discontinued operations	67	(20)	170	162	—
Income tax benefit (expense)	(18)	7	—	—	—

Net income (loss) from discontinued operations	49	(13)	170	162	—

Net income attributable to ordinary shareholders	$3,063	$7,368	$7,771	$17,528	$12,873

	As of
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$28,582	$173,494	$92,892	$59,696	$38,210
Restricted cash	6,488	11,249	93,519	103,375	126,027
Inventories	51,740	65,686	51,172	58,548	73,173
Accounts receivable, net of allowance for doubtful accounts	42,039	67,856	52,646	72,323	80,484
Other receivable, net of allowance for doubtful accounts	3,895	2,573	3,320	3,063	3,978
Advances to suppliers	61,969	37,134	35,713	42,953	63,848
Amounts due from related parties	—	—	—	614	43
Value-added tax recoverable	1,218	1,020	1,509	1,417	4,585
Deferred tax assets	85	34	113	380	327
Current assets of discontinued operations	266	280	230	33	—

Total current assets	196,282	359,326	331,114	342,402	390,675
Property, plant and equipment, net	65,415	92,725	140,592	197,124	245,431
Intangible assets, net	2,383	2,408	5,114	5,462	5,593
Foreign currency embedded derivative	—	—	—	854	854
Advances to suppliers—long-term	—	22,795	24,424	53,737	64,449
Deferred tax assets	452	650	761	1,095	1,439

TOTAL ASSETS	$264,532	$477,904	$502,005	$600,674	$708,441

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	68,915	109,515	122,861	163,563	245,422
Accounts payable	11,320	20,526	22,555	42,691	46,485
Accrued expenses	4,449	3,545	6,245	10,255	9,308
Advances from customers	722	384	957	2,371	2,036
Income tax payable	135	84	84	1,406	2,647
Current liabilities of discontinued operations	382	389	364	199	—

Total current liabilities	85,923	134,443	153,066	220,485	305,898
Long-term bank borrowings	5,172	5,252	—	8,214	14,247
Accrued warranty costs	1,808	2,602	3,422	4,486	5,858
Long-term payables	—	—	—	—	712
Foreign currency embedded derivative	1,692	1,522	988	—	—

Total liabilities	94,595	143,819	157,476	233,185	326,715

Shareholders’ equity
Ordinary shares ($0.00001 par value)	22	22	22	26	26
Additional paid-in capital	148,760	304,124	304,519	304,878	306,162
Retained earnings	18,685	26,053	33,824	51,352	64,225
Accumulated other comprehensive income	2,470	3,886	6,164	11,233	11,313

Total shareholders’ equity	169,937	334,085	344,529	367,489	381,726

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$264,532	$477,904	$502,005	$600,674	$708,441

First Quarter 2008 Results of Operations Compared with Fourth Quarter 2007 and First Quarter 2007 Results of Operations

Net Revenue

Our net revenues in the first quarter of 2008 were $120.7 million, an increase of 19.0% sequentially and 183.6% year-over-year. Total shipments in the first quarter of 2008 increased to 29.49 MW, up from 23.91 MW in the fourth quarter of 2007 and 10.52 MW in the first quarter of 2007. The average selling price (“ASP”) of our modules was $3.95 per MW in the first quarter of 2008, compared to $3.94 in the fourth quarter of 2007 and $3.80 in the first quarter of 2007.

Gross Profit and Margin

Gross profit in the first quarter of 2008 was $31.1 million, an increase of 12.6% sequentially and 226.8% year-over-year. Gross margin was 25.8% in the first quarter of 2008, a decrease from 27.2% in the fourth quarter of 2007 and an increase from 22.3% in the first quarter of 2007. The sequential decrease in gross margin was predominantly due to higher cost of silicon raw materials. The year-over-year increase was primarily due to higher module ASP and cost efficiencies resulting from in-house cell production.

Operating Expense, Income and Margin

Operating expenses in the first quarter of 2008 were $10.9 million, representing 9.0% of the net revenues for the first quarter of 2008, a decrease from 11.2% for the fourth quarter of 2007 and 11.8% for the first quarter of 2007. The sequential and year-over-year decreases were primarily due to lower general and administrative expenses and sales and marketing expenses as a percentage of total net revenues. Operating expenses in the first quarter of 2008 included approximately $1.3 million of share-based compensation expenses.

Operating income in the first quarter of 2008 was $20.2 million, an increase of 24.5% sequentially and 352.2% year-over-year.

Operating margin was 16.7% in the first quarter of 2008, compared to 16.0% in the fourth quarter of 2007 and 10.5% in the first quarter of 2007. The sequential and year-over-year increases in operating margin were due to increased manufacturing benefits from vertical integration.

Change of Functional Currency for Trina China

Effective January 1, 2008, we changed the functional currency of our operating subsidiary, Trina China, from Renminbi to U.S. dollars. This change is in accordance with FASB Statement No. 52, “Foreign Currency Translation”, and was the result of Trina China’s significant and sustained shift in conducting a majority of its business activities in U.S. dollars. During the first quarter of 2008, we recorded an exchange loss of $4.0 million, which was primarily associated with Trina China’s non-U.S.-denominated obligations that are now required to be re-measured in the U.S. dollar functional currency. Such re-measurements are and will continue to be, to the extent we continue to have such non-U.S. denominated obligations, recorded as transaction gains or losses in the consolidated statement of operations.

Interest Expense and Income

Interest expense in the first quarter of 2008 was $3.5 million, compared to $2.6 million in the fourth quarter of 2007 and $1.2 million in the first quarter of 2007. The sequential and year-over-year increases were due to additional bank borrowings and increases in interest rates of such bank borrowings. Interest income was $1.2 million in the first quarter of 2008, compared to $2.4 million in the fourth quarter of 2007 and $0.4 million in the first quarter of 2007.

Gain on the Change in Fair Value of Derivative

We completed the computation of the fair value of a foreign exchange derivative embedded in a material long-term silicon supply contract. Such contract provides that the purchase price of the silicon to be acquired shall be denominated in U.S. dollars, which was not the functional currency of either of the contracting parties at the time the contract was entered into. Due to the change of our functional currency to U.S. dollars, effective January 1, 2008, this contract-related embedded derivative will no longer be required to be measured at fair value with changes in fair value recorded in the consolidated statement of operations.

Net Income and EPS

Net income was $12.9 million in the first quarter of 2008, compared to $17.5 million in the fourth quarter of 2007 and $3.1 million in the first quarter of 2007. Net income of $12.9 million includes a foreign currency exchange loss of $4.0 million, primarily associated with the re-measurement of Trina China’s non-U.S. dollar denominated obligations in the U.S. dollar functional currency.

Net margin was 10.7% in the first quarter of 2008, compared to 17.3% in the fourth quarter of 2007 and 7.2% in the first quarter of 2007. Earnings per fully diluted ADS in the quarter were $0.51.

Financial Condition

As of March 31, 2008, we had $38.2 million in cash and cash equivalents, $259.7 million of total bank borrowings, including $14.2 million of long-term borrowings. As of the same date, we had total assets of $708.4 million, total liabilities of $326.7 million and total shareholders’ equity of $381.7 million. As of March 31, 2008, our inventories were $73.2 million, our advances to suppliers were $63.8 million and our accounts receivables were $80.5 million. As of the same date, we had restricted cash of $126.0 million, which were cash pledged to banks to secure our notes payable and letter of credit facilities.

Selected Estimated Results for Second Quarter 2008

On July 16, 2008, we announced our selected estimated unaudited results for the second quarter of 2008. We expect our net revenues for the second quarter to be in the range of approximately $200 million to $205 million, exceeding our forecasted range of $169 million to $177 million. The new range represents an approximately 65% to 70% increase from our net revenues in the first quarter of 2008. During the quarter, the Company shipped approximately 47 MW of PV modules. Gross margin is expected to be in the range of approximately 22.5% to 23.5%, and operating margin is expected to be in the range of approximately 14.0% to 15.2% for the second quarter of 2008. As these results are subject to our normal, quarter-end closing procedures, our actual results may differ from our current estimates.

Supply and Sales Agreements

As of the date hereof, we have long-term supply agreements covering more than 220 MW of our silicon raw material requirements for 2009, based on an average silicon usage of 7.5 grams per watt.

In June 2008, we entered into a sales agreement with ERGYCA Power Srl (a subsidiary of an Italian listed company GreenergyCapital SpA), under which we have agreed to supply solar modules of a total value of approximately $158 million over a three year period starting from August 2008.

In July 2008, we renewed our sales agreement with Enerpoint SpA, an Italian PV distributor, under which we have agreed to supply approximately 5 MW of solar modules in 2008 and 22 MW to 30 MW of solar modules in 2009.

The Offering

The following summary contains basic information about the notes. It may not contain all the information that is important to you. For a more complete understanding of the notes, please refer to the section of this prospectus supplement and the accompanying prospectus entitled “Description of the Notes.”

Issuer	Trina Solar Limited

Notes Offered	$120 million aggregate principal amount (or $138 million aggregate principal amount if the underwriter exercises in full its option to purchase additional notes solely to cover over-allotments, if any) of 4.00% Convertible Senior Notes due 2013, which we refer to as the “notes.”

Maturity Date	July 15, 2013, unless earlier repurchased or converted.

Interest Payment Dates	January 15 and July 15 of each year, beginning on January 15, 2009.

Interest	4.00% per annum, payable semiannually, in arrears. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Ranking	The notes will be our general unsecured obligations and will:

•	rank equal in right of payment to all of our existing and future senior indebtedness;

•	rank senior in right of payment to all of our future subordinated indebtedness;

•	be structurally subordinated in right of payment to all existing and future indebtedness and other liabilities of our subsidiaries; and

•	be effectively subordinated in right of payment to all of our future secured obligations to the extent of the collateral securing such obligations.

At May 31, 2008, we had no senior indebtedness outstanding (excluding the notes), and our subsidiaries had approximately $353.3 million of indebtedness outstanding and approximately $70.0 million of other liabilities outstanding (excluding intercompany liabilities and liabilities of the type not required to be recorded on the balance sheet in accordance with U.S. GAAP).

Conversion	Holders may convert their notes at their option on any day up to and including the third business day immediately preceding the maturity date.

Except as described in “Description of the Notes—Conversion of Notes,” upon any conversion, holders will not receive any separate cash payment representing accrued and unpaid interest or additional interest.

Conversion Rate	The initial conversion rate of the notes is 29.5159 ADSs per $1,000 principal amount of notes, subject to adjustment as described under “Description of the Notes—Conversion Rate Adjustments—Adjustment Events.” The initial conversion rate is equivalent to a conversion price of approximately $33.88 per ADS. In addition, if certain fundamental changes occur, we may be required in certain circumstances to increase the conversion rate.

The conversion rate, including any additional ADSs added to the conversion rate in connection with a fundamental change, will not exceed 35.7143 per $1,000 principal amount of the notes (which is equal to a conversion price of $28.00 per ADS); provided, however, such maximum conversion rate will be appropriately adjusted for conversion rate adjustments described in “Description of the Notes—Conversion Rate Adjustments—Adjustment Events.”

Repurchase at Holder’s Option	A holder may require us to repurchase some or all of its notes for cash on July 15, 2011, at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, in each case up to, but not including, such repurchase date. See “Description of the Notes—Repurchases of Notes—Repurchase of Notes at the Option of Holders.”

Repurchase upon a Fundamental Change	A holder may require us to repurchase some or all of its notes for cash upon the occurrence of a fundamental change at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, in each case up to, but not including, the repurchase date. See “Description of the Notes—Repurchases of Notes—Repurchase of Notes upon a Fundamental Change.”

Conversion Rate Adjustment upon Certain Fundamental Changes	If certain fundamental changes occur, we may be required in certain circumstances to increase the conversion rate for any notes converted in connection with such fundamental changes by a specified number of our ADSs. A description of how the conversion rate will be increased and a table showing the conversion rate that would apply at various ADS prices and fundamental change adjustment dates are set forth under “Description of the Notes—Conversion of Notes—Conversion Rate—Increase of Conversion Rate upon a Fundamental Change.”

Sinking Fund	None.

Use of Proceeds

We estimate that our net proceeds from the sale of the notes in this offering will be approximately $113.2 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise in full their option to acquire additional notes to cover over-allotments, if any, we estimate that our net proceeds from this offering will be approximately $130.7 million, after deducting the underwriters’ discounts and commissions and estimated offering expenses payable by us.

We intend to use these proceeds for the following purposes:

•	approximately $90 million to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules;

•	approximately $20 million to purchase raw materials; and

•	the remaining amount for research and development and general corporate purposes.

See “Use of Proceeds.”

Trustee and Paying Agent	Wilmington Trust Company

DTC Eligibility	The notes will be issued in book-entry form and will be represented by permanent global certificates deposited with, or on behalf of, DTC and registered in the name of a nominee of DTC. Beneficial interests in any of the notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee, and any such interest may not be exchanged for certificated securities, except in limited circumstances. See “Description of the Notes—Book-Entry Delivery and Form.”

Listing and Trading	The notes will not be listed on any securities exchange. Our ADSs are listed on the New York Stock Exchange under the symbol “TSL.”

Governing Law	The indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York.

Concurrent Offering	Concurrently with this offering of notes, the ADS Borrower is offering an aggregate of 4,073,194 ADSs by means of the ADS prospectus supplement, which we will loan to the ADS Borrower pursuant to the ADS Lending Agreement. The Registered ADS Borrow Facility is designed to facilitate short sales and/or privately negotiated derivative transactions including swaps relating to our ADSs by which investors in the notes will hedge their investments in the notes. The ADS Borrower will be entitled to sell such ADSs pursuant to our registration statement. In addition, the ADS Borrower and its affiliates may engage in short sales and/or privately negotiated derivative transactions with investors in the notes at any time and from time to time. Up to 243,394 of the borrowed ADSs offered by the ADS prospectus supplement may be offered on a delayed basis for this purpose. The ADS Borrower will receive all of the proceeds from the sale of the borrowed ADSs, but we will receive a nominal processing fee from the ADS Borrower. See “Description of the Registered ADS Borrow Facility.”

Ordinarily, certain hedge funds investing in an issuer’s convertible securities would borrow the underlying securities and short it in the public market. In our case, however, there does not appear to be a sufficient public float in our outstanding ADSs to enable prospective investors to hedge the notes efficiently. To remedy this problem and to make our notes marketable on better terms, we will make additional ADSs available to the ADS Borrower as described in “Description of the Registered ADS Borrow Facility” below. The overall effect of such transactions is to allow us to market our notes on terms that are comparable to the terms we would otherwise have been able to achieve if there were enough of our ADSs available to be borrowed in the public market to enable investors in the notes to hedge their investments efficiently.

The delivery of the initial 3,829,800 ADSs being borrowed pursuant to the ADS Lending Agreement and offered under the ADS prospectus supplement is contingent on the closing of this offering. We expect that delivery of such ADSs to be made concurrently with the closing of this offering.

Risk Factors	An investment in the notes and the underlying ADSs involves risks. You should carefully consider the information set forth in the sections of this prospectus supplement and the accompanying prospectus entitled “Risk Factors,” as well as other information included in or incorporated by reference into this prospectus supplement and the accompanying prospectus before deciding whether to invest in the notes.

Summary Consolidated Financial and Operating Data

The following summary consolidated statement of operations data for the years ended December 31, 2005, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006 and 2007 have been derived from our audited financial statements included in our Annual Report on Form 20-F. The selected consolidated balance sheet data as of December 31, 2005 are derived from our audited consolidated financial statements, which are not included in our Annual Report on Form 20-F. The selected consolidated financial data should be read in conjunction with those financial statements and the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 20-F. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	Year Ended December 31,
	2005	2006	2007
	(in thousands, except for ordinary share, ADS, per ordinary share and per ADS data, operating data and percentages)
Consolidated Statement of Operations Data
Net revenues	$27,275	$114,500	$301,819
Cost of revenues	20,986	84,450	234,191

Gross profit	6,289	30,050	67,628

Operating expenses:
Selling expenses	521	2,571	11,019
General and administrative expenses	1,375	8,656	17,817
Research and development expenses	122	1,903	2,805

Total operating expenses	2,018	13,130	31,641

Income (loss) from continuing operations	4,271	16,920	35,987
Exchange gain and loss	—	—	(1,999)
Interest expenses	(470)	(2,137)	(7,551)
Interest income	16	261	4,810
Gain on change in fair value of derivative	—	—	854
Other income (expenses)	(27)	(82)	1,554

Income (loss) before income taxes	3,790	14.962	33,655
Income tax (expenses) benefits	570	(1,788)	1,707

Net income (loss) from continuing operations	3,220	13,174	35,362
Net Income (loss) from discontinued operations	91	(753)	368

Net income (loss)	$3,311	$12,421	$35,730

Earnings per ordinary share from continuing operations
—Basic	0.003	0.010	0.015
—Diluted	0.003	0.010	0.015
Earnings per ADS from continuing operations
—Basic	0.322	0.978	1.511
—Diluted	0.322	0.959	1.492
Earnings per ordinary share
—Basic	0.003	0.009	0.015
—Diluted	0.003	0.009	0.015
Earnings per ADS
—Basic	0.331	0.922	1.527
—Diluted	0.331	0.904	1.507
Weighted average ordinary shares outstanding
—Basic	1,000,000,000	1,038,316,484	2,339,799,657
—Diluted	1,000,000,000	1,058,483,593	2,370,685,156
Weighted average ADS outstanding
—Basic	10,000,000	10,383,165	23,397,997
—Diluted	10,000,000	10,584,836	23,706,852

Consolidated Financial Data
Gross margin	23.1%	26.2%	22.4%
Net margin of continuing operations	11.8%	11.5%	11.7%

Consolidated Operating Data
Solar modules shipped (in MW)	6.79	27.39	75.91
Average selling price ($/W)	$4.02	$3.98	$3.80

	As of December 31,
	2005	2006	2007
	(in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$1,224	$93,380	$59,696
Restricted cash	527	5,004	103,375
Inventories	6,696	32,230	58,548
Accounts receivable, net	4,924	29,353	72,323
Other receivables	817	1,228	3,063
Property, plant and equipment, net	9,630	51,419	197,124
Total assets	32,298	251,745	600,674
Short-term borrowings	6,628	71,409	163,563
Accounts payable	3,845	9,147	42,691
Total current liabilities	12,715	88,068	220,485
Accrued warranty costs	272	1,400	4,486
Long-term borrowings	4,957	5,122	8,214
Total shareholders’ equity	14,355	157,154	367,489
Total liabilities and shareholders’ Equity	$32,298	$251,745	$600,674

RISK FACTORS

An investment in our notes, ADSs and ordinary shares involves certain risks. You should carefully consider the risks described below, and those described in our Annual Report on Form 20-F, as well as the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before making an investment decision. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The value of the notes and the market or trading price of our ADSs could decline due to any of these risks, and you may lose all or part of your investment. In addition, please read “Special Note Regarding Forward-Looking Statements” in this prospectus supplement and the accompanying prospectus where we describe additional uncertainties associated with our business and the forward-looking statements included or incorporated by reference in this prospectus supplement. Please note that additional risks not presently known to us or that we currently deem immaterial may also impair our business and operations.

Risks Related to Our Company and Our Industry

The current industry-wide shortage of polysilicon and the continuing increase of the price of reclaimable silicon may constrain our revenue growth and decrease our gross margins and profitability.

Polysilicon is an essential raw material in the production of solar cells and modules, and is also used in the semiconductor industry. There is currently an industry-wide shortage of polysilicon, primarily as a result of the growing demand for solar power products. According to Solarbuzz, the average long-term supply contract price of polysilicon increased from approximately $50-$55 per kilogram delivered in 2006 to $60-$65 per kilogram in 2007. In addition, according to Solarbuzz, spot prices for incremental supplies of polysilicon, in some cases, reached approximately $400 per kilogram delivered in 2007. We do not generally purchase polysilicon from the spot market, but we purchase polysilicon using short-term and long-term contracts. Based on our experience, we believe that the average price of polysilicon will continue to remain high in the foreseeable future until a significant portion of polysilicon manufacturing capacity currently under construction becomes available. Any increase in demand from the semiconductor industry will exacerbate the shortage. Increases in the price of polysilicon have in the past increased our production costs and may adversely impact our cost of revenues and net income.

We purchase polysilicon from a limited number of international and domestic suppliers. We cannot assure you that our polysilicon procurement strategy will be successful in ensuring an adequate supply of polysilicon at commercially viable prices to meet our solar module production requirements. If we are unable to meet customer demand for our products because of a shortage of polysilicon, we could lose customers, market share and revenues. This would materially and adversely affect our business, financial condition and results of operations.

To reduce our reliance on polysilicon, we produce silicon ingots and wafers by using a high proportion of reclaimable silicon raw materials, which include tops and tails of discarded portions of silicon ingots, pot scraps and broken silicon wafers acquired primarily from the semiconductor industry. However, prices of reclaimable silicon raw materials are also increasing due to growing demand, and we cannot assure you that we will be able to secure sufficient reclaimable silicon raw materials at commercially viable prices. If we fail to procure sufficient reclaimable silicon raw materials at reasonable prices, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. This would have a materially negative impact on our business, financial condition and results of operations.

We may be adversely affected by volatile market and industry trends, in particular, the prices of photovoltaic (PV) modules may continue to decline, which may reduce our revenue and profitability.

We may be affected by solar energy market and industry trends. For example, companies in the semiconductor industry have recently begun to move to solar wafer and cell production and many companies in the solar industry have also begun producing their own modules. However, many markets, such as Spain, Italy, the United States, France and South Korea, may not grow rapidly enough to absorb the increase in modules that are made available on the market as a result of the increase in capacity in major solar markets. As a result of such market and industry trends, the price of modules has been adversely affected and has experienced decrease since the second half of 2006. The average selling price per watt of our PV modules decreased from $3.98 in 2006 to $3.80 in 2007. Over the same period, our gross margin decreased from 26.2% in 2006 to 22.4% in 2007. If such negative market and industry trends continue and solar modules continue to decrease as a result, our business may be materially and adversely affected. Other negative solar energy market and industry trends may also have a material and adverse effect on our business as well.

A significant reduction or elimination of government subsidies and economic incentives or change in government policies may have a material adverse effect on our business and prospects.

Demand for our products depends substantially on government incentives aimed to promote greater use of solar power. In many countries in which we are currently, or intend to become, active, the PV markets, particularly the market of on-grid PV systems, would not be commercially viable without government incentives. This is because the cost of generating electricity from solar power currently exceeds, and we believe will continue to exceed for the foreseeable future, the costs of generating electricity from conventional or non-solar renewable energy sources.

The scope of the government incentives for solar power depends, to a large extent, on political and policy developments relating to environmental concerns in a given country, which could lead to a significant reduction in or a discontinuation of the support for renewable energies in such country. Federal, state and local governmental bodies in many of our key markets, most notably Germany, Italy, Spain, the United States, France and South Korea have provided subsidies and economic incentives in the form of rebates, tax credits and other incentives to end users, distributors, system integrators and manufacturers of solar power products to promote the use of solar energy in on-grid applications and to reduce dependency on other forms of energy. These government economic incentives could be reduced or eliminated altogether. In particular, political changes in a particular country could result in significant reductions or eliminations of subsidies or economic incentives. Electric utility companies that have significant political lobbying powers may also seek changes in the relevant legislation in their markets that may adversely affect the development and commercial acceptance of solar energy. A significant reduction in the scope or discontinuation of government incentive programs, especially those in our target markets, could cause demand for our products and our revenue to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in the commercial production of new products, which could limit our growth prospects.

We may develop and produce new products from time to time. For example, in addition to our existing monocrystalline solar modules, we began the production of multicrystalline modules in the November of 2007, and may continue to develop and produce other new products. If we are unable to develop and produce new products in a cost-effective manner with the expected performance, or if we are unable to generate sufficient customer demand for our new products, our business and prospects may be adversely affected and we may be unable to recoup our investment in the development and production of such products.

The discontinuance of our polysilicon production project may subject us to costs and litigation which could adversely affect our business and financial condition.

On April 14, 2008, we announced our decision to discontinue our polysilicon production project in Lianyungang, Jiangsu Province. Although we did not enter into a binding sale or lease contract with the Lianyungang municipal government to purchase the land for the project, we intend to work closely with the municipal government to find another party to use the land. If we are unable to do so, our relationship with the local authorities may be strained as a result. We are in the process of terminating a number of contracts related to the aborted polysilicon production facility. We cannot assure you that we will be able to terminate them without incurring further expenses or any further liabilities or within a reasonable time. If we do not perform pursuant to contracts that we are unable to terminate, our counterparties may resort to legal proceedings against us to enforce those contracts. Any litigation could subject us to potentially expensive legal expenses, could distract management from the day-to-day operation of our business and could lead to damages being awarded against us, all of which could materially and adversely affect our business and financial condition. In addition, we have hired a number of employees and third party consultants especially for the polysilicon project. We now plan to assimilate the employees into our core business and discontinue our relationship with the consultants, which may not be successful. If any of our employees chooses not to continue their employment with us, we may incur additional time and expense dealing with compensation-related matters and they may subject us to legal disputes.

Our limited operating history may not serve as an adequate measure of our future prospects and results of operations.

There is limited historical information available about our company upon which you can base your evaluation of our business and prospects. We began our current solar module manufacturing business in late 2004. As a result, we have shipped only a limited number of solar modules and have recognized limited revenues from sales of our solar modules. Our future success will depend on our ability to expand our manufacturing capacity significantly beyond its current level. Our business model, technology and ability to achieve satisfactory manufacturing yields for monocrystalline and multicrystalline silicon ingots, wafers, cells and modules at higher volumes are unproven. Accordingly, you should consider our business and prospects in light of the risks, expenses and challenges that we will face as an early-stage company seeking to develop and manufacture new products in a rapidly growing market.

We have significant outstanding bank borrowings and capital expenditure needs, and we may not be able to arrange adequate financing when our outstanding borrowings mature or when capital expenditures are required.

We typically require a significant amount of cash to fund our operations, especially prepayments or loans to suppliers to secure our polysilicon and silicon wafer requirements. We also require a significant amount of cash to meet future capital requirements, including the expansion of our module and cell manufacturing facilities, as well as research and development activities in order to remain competitive. Future acquisitions, expansions, or market changes or other developments may cause us to require additional funds. As of December 31, 2007, we had $59.7 million in cash and cash equivalents and $171.8 million in outstanding borrowings, of which approximately $163.6 million was due within one year. We might not be able to obtain extensions of these borrowings in the future as they mature. In the event we are unable to obtain extensions of these borrowings, or if we are unable to obtain sufficient alternative funding at reasonable terms to make repayments, we will have to repay these borrowings with cash generated by our operating activities. In addition, we estimate that our capital expenditures will be approximately $200 million in 2008 for capacity expansion. Our business might not generate sufficient cash flow from operations to repay these borrowings, some of which are secured by significant amounts of our assets, and at the same time fund our capital expenditures. In addition, repaying these borrowings and capital expenditures with cash generated by our operating activities will divert our financial resources from the requirements of our ongoing operations and future growth, and may have a material adverse effect on our business, financial condition and future prospects. If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may decrease materially.

We may not be successful in manufacturing solar cells cost-effectively.

We began manufacturing our own solar cells in May 2007, and prior to that we did not have any significant operating experience in solar cell manufacturing. Manufacturing solar cells is a complex process. Minor deviations in the manufacturing process can cause substantial decreases in yield and cell conversion efficiency and, in some cases, cause production to be suspended or yield no output. We have invested significantly in research and development in solar cell technology in order to achieve the high conversion efficiency rates required for our solar cells and modules to remain competitive. If we face technological difficulties in our production of solar cells, we may be unable to expand our business as planned.

Currently, we have eight production lines with an annual manufacturing capacity of 200 MW, and plan to increase our annual manufacturing capacity to 350 MW by adding six additional lines by the end of 2008. As of December 31, 2007, we had average conversion efficiencies of approximately 16.6% for our monocrystalline solar cells and 15.3% for our multicrystalline solar cells. We plan to achieve conversion efficiencies of approximately 17.0% for our monocrystalline solar cells and 15.6% for our multicrystalline solar cells by the end of 2008. If we fail to implement our plan as expected or experience a delay in the ramp up, our business and results of operations may be materially and adversely affected.

We may experience difficulty in achieving acceptable yields and product performance as a result of manufacturing problems.

The technology for the manufacturing of silicon ingots and wafers is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture wafers can cause a percentage of the wafers to be rejected, which in each case negatively affects our yields. We have, from time to time, experienced production difficulties that have caused manufacturing delays and lower than expected yields.

Because our manufacturing capabilities are concentrated in our manufacturing facilities in Changzhou, China, any problem in our facilities may limit our ability to manufacture products. We may encounter problems in our manufacturing facilities, as a result of, among other things, production failures, construction delays, human errors, equipment malfunction or process contamination, which could seriously harm our operations. We may also experience floods, droughts, power losses and similar events beyond our control that would affect our facilities. For example, shortages or suspensions of power supplied to us have occasionally occurred due to severe thunderstorms in the area, and have disrupted our operations and caused severe damages to wafers in the process. A disruption to any step of the manufacturing process will require us to repeat each step and recycle the silicon debris, thus adversely affecting our yields.

Existing regulations and policies and changes to these regulations and policies may present technical, regulatory and economic barriers to the purchase and use of solar power products, which may significantly reduce demand for our products.

The market for electricity generation products is heavily influenced by government regulations and policies concerning the electric utility industry, as well as policies adopted by electric utilities. These regulations and policies often relate to electricity pricing and technical interconnection of customer-owned electricity generation. In a number of countries, these regulations and policies are being modified and may continue to be modified. Customer purchases of, or further investment in the research and development of, alternative energy sources, including solar power technology, could be deterred by these regulations and policies, which could result in a significant reduction in the demand for our products. For example, without a regulatory mandated exception for solar power systems, utility customers are often charged interconnection or standby fees for putting distributed power generation on the electric utility grid. These fees could increase the cost to our customers of using our solar power products and make them less desirable, thereby harming our business, prospects, financial condition and results of operations.

We anticipate that our products and their installation will be subject to oversight and regulation in accordance with national and local regulations relating to building codes, safety, environmental protection, utility interconnection and metering and related matters. It is difficult to track the requirements of individual jurisdictions and design products to comply with the varying standards. Any new government regulations or utility policies pertaining to our solar power products may result in significant additional expenses to us and, as a result, could cause a significant reduction in demand for our solar power products.

If solar power technology is not suitable for widespread adoption, or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may not continue to increase or may even decline, and we may be unable to sustain our profitability.

The solar power market is at a relatively early stage of development, and the extent of acceptance of solar power products is uncertain. Market data on the solar power industry are not as readily available as those for other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. In addition, demand for solar power products in our targeted markets, including Germany, Italy, Spain, the United States and South Korea, may not develop or may develop to a lesser extent than we anticipate. Many factors may affect the viability of widespread adoption of solar power technology and demand for solar power products, including:

•	cost-effectiveness, performance and reliability of solar power products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and incentives to support the development of the solar power industry;

•	success of other alternative energy generation technologies, such as wind power, hydroelectric power and biomass;

•	fluctuations in economic and market conditions that affect the viability of conventional and other renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	capital expenditures by end users of solar power products, which tend to decrease when the economy slows down; and

•	deregulation of the electric power industry and broader energy industry.

If solar power technology is not suitable for widespread adoption or sufficient demand for solar power products does not develop or takes longer to develop than we anticipate, our revenues may suffer and we may be unable to sustain our profitability.

Further development in thin-film technologies or other changes in the solar power industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our sales and profit to decline.

The solar power market is characterized by evolving technologies and standards that result in improved features, such as more efficient and higher power output, improved aesthetics and smaller size. This requires us to develop new solar power products and enhance existing products to keep pace with evolving technologies and changing customer requirements.

A variety of competing solar technologies that other companies may develop could prove to be more cost-effective and have better performance than our technologies. For example, thin-film technologies are competing technologies in the solar power industry. According to Solarbuzz, in 2007, thin-film technologies represented 12% of the solar market, compared to 88% for crystalline technology. Thin-film technologies allow for lower production costs for solar cells by using lower amounts of semiconductor materials. Thin-film solar cells generally have a lower conversion efficiency rate than crystalline solar cells.

Further development in competing solar power technologies may result in lower manufacturing costs or higher product performance than those expected from our solar modules. We will need to invest significant financial resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine our technology, enhance our existing solar power products, or develop and introduce new products, could cause our products to become uncompetitive or obsolete, which could reduce our market share and cause our revenues to decline.

Because the markets in which we compete are highly competitive and many of our competitors have greater resources than us, we may not be able to compete successfully and we may lose or be unable to gain market share.

The market for solar power products is competitive and fast evolving. We expect to face increased competition, which may result in price reductions, reduced margins or loss of market share. We compete with other solar module manufacturing companies such as Sharp Electronic Corporation, Suntech Power Holdings Co., Ltd., BP Solar International Inc., Yingli Green Energy Holding Co., Ltd. and Mitsubishi Electric Corporation. Some of our competitors have also become vertically integrated, from polysilicon production, silicon ingot and wafer manufacturing to solar power system integration, such as Renewable Energy Corporation ASA and SolarWorld AG. Many of our competitors have a stronger market position than ours, more sophisticated technologies and products, and larger resources and better name recognition than we have. Further, many of our competitors are developing and are currently producing products based on new solar power technologies, such as thin-film technology, which may ultimately have costs similar to, or lower than, our projected costs. In addition, the barriers to entry are relatively low in the solar module manufacturing business, given that manufacturing solar modules is labor intensive and requires limited technology. Because of the current scarcity of polysilicon, supply chain management and financial strengths are the key barriers to entry. However, if the shortage of polysilicon eases, these barriers may no longer exist and many new competitors may enter the industry and cause the industry to rapidly become over-saturated.

Many of our current and potential competitors have longer operating histories, greater name recognition, access to larger customer bases and resources and significantly greater economies of scale, financial, sales and marketing, manufacturing, distribution, research and development, technical and other resources than us. In addition, our competitors may have stronger relationships or may enter into exclusive relationships with some of our key customers. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their products than we can. Our business relies on sales of our solar modules, and our competitors with more diversified product offerings may be better positioned to withstand a decline in the demand for solar modules. New competitors or alliances among existing competitors could emerge and rapidly acquire significant market share, which would harm our business. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.

We may continue to source solar cells from a limited number of manufacturers for a portion of our solar cell requirements. Any delays or deliveries of products of inadequate quality could prevent us from timely delivering our products to our customers in the required quantities, which could result in order cancellations and decreased revenues.

We enter into toll manufacturing arrangements from time to time by providing silicon wafers to toll manufacturers for processing and receiving solar cells from them in return. Prior to our ramp up of cell manufacturing lines, we depended significantly on third-party toll manufacturers to supply our solar cell requirements. To reduce our reliance on the toll manufacturers, we built our own solar cell lines with an annual manufacturing capacity of 150 MW as of December 31, 2007, to produce solar cells for use in our solar modules. In the first quarter of 2008, we were able to meet substantially all of our solar cell needs with our in-house production capabilities, but will continue to use toll manufacturers from time to time to supplement any shortfalls or take advantage of market opportunities. However, if these manufacturers experience delays in supplying solar cells to us, or do not supply us with a sufficient quantity of solar cells, we may be unable to timely manufacture our products or our products may be available only at a higher cost, and we could be prevented from delivering our products to our customers in the required quantities and at prices that are profitable. Problems of this kind could cause us to experience order cancellations and loss of market share and harm our reputation.

Our quarterly operating results may fluctuate from period to period in the future.

Sales of our solar power products have increased due to strong demand and our rapid expansion. Typically, demand for solar power products tends to be weaker during the winter months, because of adverse weather conditions in certain regions, which complicate the installation of solar power systems. As such, our quarterly operating results may fluctuate from period to period based on the seasonality of industry demand for solar power products. In addition, our quarterly results may also be affected by other factors, such as changes in costs of raw materials, delays in equipment delivery, suppliers’ failure to perform their delivery obligations and interruptions in electricity supply, etc. As a result, you may not be able to rely on period to period comparisons of our operating results as an indication of our future performance.

Noncompliance with present or future construction and environmental regulations may result in potentially significant monetary damages and fines.

In the past, we had begun constructing and operating facilities without having obtained all of the necessary construction and environmental permits. Although we have subsequently obtained all of the construction and environmental permits for these facilities, we could be subject to fines or penalties for our past non-compliance.

Because our manufacturing processes generate noise, waste water, gaseous wastes and other industrial wastes, we are required to comply with national and local environmental regulations. If we fail to comply with present or future environmental regulations, we may be required to pay substantial fines, suspend production or cease operations. Any failure by us to control the use or to restrict adequately the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations, which would have a materially adverse effect on our business and results of operations.

In particular, the manufacturing processes for producing polysilicon employ processes that generate toxic waste products, including the highly volatile and highly toxic substance silicon-tetrachloride. We purchase our polysilicon from our suppliers in the United States, Europe and China. If any of our suppliers fails to comply with environmental regulations for the production of polysilicon and the discharge of the highly toxic waste products, we may face negative publicity which may have a material adverse effect on our business and results of operations. Furthermore, if any of our suppliers are forced to suspend or shut down production due to violations of environmental regulations, we may not be able to secure enough polysilicon for our production needs on commercially reasonable terms, or at all.

Our costs and expenses may increase as a result of entering into fixed price, prepaid arrangements with our suppliers.

We secure our supply of polysilicon through certain fixed-price, prepaid supply arrangements with both overseas and domestic suppliers. If the price of polysilicon decreases in the future and we are locked into fixed price, prepaid arrangements, our cost of revenues will be higher than otherwise. Additionally, if demand for our solar modules decreases, we may incur costs associated with carrying excess inventory, which may have a material adverse effect on our cash flows. To the extent we are not able to pass these increased costs and expenses on to our customers, our business, financial condition and results of operations may be materially and adversely affected.

Advance payments we provide to our polysilicon and silicon wafer suppliers and equipment suppliers expose us to the credit risks of such suppliers and may increase our costs and expenses, which could in turn have a material adverse effect on our liquidity.

Under existing supply contracts with many of our multi-year polysilicon and silicon wafer suppliers and our equipment suppliers, consistent with industry practice, we make advance payments to our suppliers prior to the scheduled delivery dates for polysilicon, silicon wafers and equipment. In many such cases, we make the advance payments without receiving collateral for such payments. As a result, our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments or interest free loans. For example, in 2006, we incurred a charge of $2.2 million resulting from failures of three of our suppliers to deliver goods as specified in the contracts and to reimburse us for our advance payment due to such suppliers’ own financial difficulties. Such incidents could occur in the future and could have a material adverse effect on our operations.

Some of the suppliers of polysilicon with whom we have entered into long-term contracts have limited operating experience in polysilicon production and may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our manufacturing requirements.

Some of the suppliers of polysilicon with whom we have entered into long-term contracts have limited operating experience in polysilicon production. As a result, they might have difficulty in manufacturing and supplying to us a sufficient amount of polysilicon to meet their obligations under these long-term supply contracts. Manufacturing polysilicon is a highly complex process and these suppliers may not be able to produce polysilicon of sufficient quantity and quality or on schedule to meet our wafer manufacturing requirements. Minor deviations in the manufacturing process can also cause substantial decreases in yield and, in some cases, cause production to be suspended or result in minimal output. If shipments of polysilicon from these suppliers experience major delays or are unable to supply us with polysilicon as planned, we may suffer a setback to our raw material procurement, which could materially and adversely affect our growth strategy and our results of operations.

Our future success substantially depends on our ability to significantly expand both our manufacturing capacity and output, which exposes us to a number of risks and uncertainties.

Our future success depends on our ability to significantly increase both our manufacturing capacity and output. If we are unable to do so, we may be unable to expand our business, decrease our costs per watt, maintain our competitive position and improve our profitability. Our ability to establish additional manufacturing capacity and increase output is subject to significant risks and uncertainties, including:

•	the need to raise significant additional funds to purchase raw materials or to build additional manufacturing facilities, which we may be unable to obtain on commercially viable terms or at all;

•

delays and cost overruns as a result of a number of factors, many of which are beyond our control, such as increases in the price of polysilicon and problems with equipment vendors, particularly with respect to major equipment such as ingot pulling or growing machines;

•	delays or denial of required approvals by relevant government authorities;

•	diversion of significant management attention and other resources; and

•	failure to execute our expansion plan effectively.

If we are unable to establish or successfully operate additional manufacturing capacity, or if we encounter any of the risks described above, we may be unable to expand our business as planned. Moreover, even if we do expand our manufacturing capacity we might not be able to generate sufficient customer demand for our solar power products to support our increased production levels.

In particular, we believe that the expansion of our manufacturing capacity is an integral part of our long-term strategy to achieve a grid parity cost structure. Our ability to meet our estimate for the scale of production needed to achieve grid parity is affected by a number of factors, including our ability to achieve vertical integration and to increase our efficiencies and margins, the likelihood that we may approach or reach a point of diminishing returns as we continue to expand our scale, the average purchase price of silicon we will pay in the future to meet our expansion requirements, and the cost of conventional grid electricity which will determine at which point grid parity can be reached. We might not be able to meet our desired scale of production in order to fully implement our strategy.

Problems with product quality or product performance could damage our reputation, or result a decrease in customers and revenue, unexpected expenses and loss of market share, and may cause us to incur significant warranty expenses

Our products may contain defects that are not detected until after they are shipped or are installed because we cannot test for all possible scenarios. We have received in the past, and may receive from time to time in the future, complaints from certain customers that portions of our solar modules have quality deficiencies. For example, in certain instances in the past, customers raised concerns about the stated versus actual performance output of some of our solar module. We determined that these concerns resulted from differences in calibration standards we used and we resolved the issue with these customers. However, the corrective actions and procedures that we took may turn out to be inadequate to prevent further incidents of the same problem or to protect against future errors or defects. If we deliver solar module products that do not satisfy our customers’ or end users’ quality requirements, or if there is a perception that our products are of poor quality, our credibility and the market acceptance and sales of our solar module products could be harmed. Furthermore, we may incur substantial expense to replace low quality products. In addition, from time to time we use toll manufacturers to produce solar cells for our modules, which we have less control over the quality of the solar cells we receive. Unlike solar modules, which are subject to certain uniform international standards, solar cells generally are not subject to uniform international standards, and it is often difficult to determine whether solar power product defects are a result of defective solar cells or other defective components of solar modules or other reasons. Furthermore, the solar cells and other components that we purchase from third-party suppliers are typically sold to us with no or only limited warranties.

On the other hand, our solar modules are typically sold with a two-year warranty for materials and workmanship and a minimum power output warranty of up to 25 years following the date of purchase or installation. We believe our warranty periods are consistent with industry practice. We have only begun to sell solar modules since November 2004. Although we conduct accelerated reliability testing of our solar modules, our solar modules have not been and cannot be tested in an environment simulating the two-year and 25-year warranty periods. As a result, we may be subject to unexpected warranty expense and associated harm to our financial results for as long as 25 years after the sale of our products. Any increase in the defect rate of our products would cause us to increase the amount of our warranty reserves and have a correspondingly negative impact on our operating results. Furthermore, widespread product failures may damage our market reputation, reduce our market share and cause our sales to decline.

Our dependence on a limited number of customers may cause significant fluctuations or declines in our revenues.

We currently sell a significant portion of our solar modules to a limited number of customers. In 2005, 2006 and 2007, sales to our top five customers accounted for approximately 59.1%, 48.9% and 33.5%, respectively, of our total net revenues. Each of Corporación Zigor S.A. and Scatec AS contributed over 10% of our net revenues in 2006. IBC Solar AG contributed over 10% of our net revenues in 2007. Sales to our customers are typically made through non-exclusive, short-term arrangements. We anticipate that our dependence on a limited number of customers will continue for the foreseeable future. Consequently, any one of the following events may cause material fluctuations or declines in our revenues:

•	reduction, delay or cancellation of orders from one or more of our significant customers;

•	selection by one or more of our significant customers of products competitive with ours;

•	loss of one or more of our significant customers due to disputes, dissatisfaction with our products or otherwise, and our failure to attract additional or replacement customers; and

•	failure of any of our significant customers to make timely payment for our products.

Our business depends substantially on the continuing efforts of our executive officers, and our business may be severely disrupted if we lose their services.

Our future success depends substantially on the continued services of our executive officers, especially Mr. Jifan Gao, our chairman and chief executive officer. If one or more of our executive officers or key employees were unable or unwilling to continue in their present positions, we might not be able to replace them easily or at all. Our business may be severely disrupted, our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain personnel. Since our industry is characterized by high demand and intense competition for talent, we also may not be able to attract or retain additional highly skilled employees or other key personnel that we will need to achieve our strategic objectives. As we are still a relatively young company and our business has grown rapidly, our ability to train and integrate new employees into our operations may not meet the growing demands of our business.

If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose customers, suppliers, know-how and key professionals and staff members. Each of our executive officers has entered into an employment agreement with us, which contains non-competition provisions. However, if any dispute arises between our executive officers and us, these agreements may not be enforceable in China, where these executive officers reside, in light of the uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.”

If we fail to manage our growth effectively, our business may be adversely affected.

We have experienced a period of rapid growth and expansion that has placed, and continues to place, significant strain on our management personnel, systems and resources. To accommodate our growth, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems, all of which require substantial management efforts. We also will need to continue to expand, train, manage and motivate our workforce, manage our customer relationships and manage our relationship with foundries and assembly and testing houses. All of these endeavors will require substantial management effort and skill and incurrence of additional expenditures. We might not be able to manage our growth effectively, and any failure to do so may have a material adverse effect on our business.

We face risks associated with the marketing, distribution and sale of our solar power products internationally, and if we are unable to effectively manage these risks, they could impair our ability to expand our business abroad.

In 2005, 2006 and 2007, we sold approximately 96.9%, 90.7% and 97.9%, respectively, of our products to customers outside of China. The marketing, distribution and sale of our solar power products in the international markets expose us to a number of risks, including:

•	fluctuations in currency exchange rates;

•	difficulty in engaging and retaining distributors who are knowledgeable about, and can function effectively in, overseas markets;

•	increased costs associated with maintaining marketing efforts in various countries;

•	difficulty and costs relating to compliance with the different commercial and legal requirements of the overseas markets in which we offer our products; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and make us less competitive in some countries.

If we are unable to attract, train and retain qualified technical personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified technical personnel, particularly those with expertise in the solar power industry. There is substantial competition for qualified technical personnel, and we might not be able to attract or retain our qualified technical personnel. If we are unable to do so, our business may be materially and adversely affected.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analysis and, therefore, may be highly uncertain. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time consuming and may significantly divert the efforts and resources of our technical and management personnel. An adverse determination in any such litigation or proceedings to which we may become a party could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products or subject us to injunctions prohibiting the manufacturing and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

Our failure to protect our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights or defend against third-party allegations of infringement may be costly.

We rely primarily on patent, trademark, trade secret, copyright law and other contractual restrictions to protect our intellectual property. Nevertheless, these afford only limited protection and the actions we take to protect our intellectual property rights may not be adequate. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property rights, which could have a material adverse effect on our business, financial condition or operating results. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of the proprietary rights of others. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property rights and may harm our business, prospects and reputation. Implementation of PRC intellectual property-related laws has historically been lacking, primarily because of ambiguities in the PRC laws and difficulties in enforcement. Accordingly, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries.

We have limited insurance coverage and may incur losses resulting from product liability claims.

As with other solar power product manufacturers, we are exposed to risks associated with product liability claims if the use of our solar power products results in injury. Since our products generate electricity, it is possible that users could be injured or killed by our products as a result of product malfunctions, defects, improper installation or other causes. We only began commercial shipment of our solar modules in November 2004 and, because of our limited operating history, we cannot predict whether product liability claims will be brought against us in the future or the effect of any resulting negative publicity on our business. Moreover, we do not have any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments.

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must render an opinion on the effectiveness of the company’s internal control over financial reporting. These requirements were applied to our Annual Report on Form 20-F for the fiscal year ending December 31, 2007.

In connection with the preparation of our Annual Report on Form 20-F, we carried out an evaluation of the effectiveness of our internal control over financial reporting Based on this evaluation, our chief executive officer and chief financial officer concluded that our internal control over financial reporting was not effective based on management’s identification of a material weakness, as defined by Auditing Standard 5, “An Audit of Internal Control Over Financial Reporting That Is Integrated with An Audit of Financial Statements.” Deloitte Touche Tohmatsu CPA Ltd., our independent registered public accounting firm, also expressed an adverse opinion in its attestation report on our internal control over financial reporting because of this material weakness.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual and interim financial statements will not be prevented or detected on a timely basis. The material weakness identified was that the Company did not have appropriate policies and procedures in place to effectively identify and evaluate embedded derivative instruments in its long term raw material supply contracts.

We are in the process of implementing measures to remedy this material weakness. We cannot assure you that we will be able to resolve this material weakness in internal control over financial reporting in a timely and effective manner or that any significant deficiency or material weakness in our internal control over financial reporting will not be identified in the future. If we fail to maintain effective internal control over financial reporting in the future, we and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs and use significant management time and other resources in an effort to comply with Section 404 and other requirements of the Sarbanes-Oxley Act.

Trina or Trina China may be required by the PRC tax authorities to withhold capital gains tax arising out of our restructuring in May 2006.

In connection with our restructuring in May 2006, certain former shareholders of Trina China transferred their equity interests in Trina China to Trina for a nominal consideration. As a result of the nominal consideration paid in these related party transactions, such consideration may be subject to pricing reassessment by the PRC tax authorities, leading to a recognition of capital gains by the transferring shareholders which would be subject to PRC tax. PRC tax law provides a safe harbor exemption from such capital gains tax in the case of an intra-group restructuring. While our restructuring does not fall squarely within the requirements for the safe harbor, we believe that the PRC tax authorities may deem the restructuring to meet substantially all of the requirements for the safe harbor for tax-free treatment. The PRC tax authorities could, however, deem these transferring shareholders to have realized capital gains as a result of the restructuring.

Under PRC tax law, if a transferor is a foreign person without a presence in China, the transferee is obligated to withhold tax on any of the transferors’ gains arising from the transaction. As all of these transferring shareholders are deemed to be foreign persons without a presence in China, Trina China may be required to withhold tax on capital gains deemed to have been received by these former shareholders. These former shareholders have agreed to indemnify us against any withholding obligations or liabilities due to or imposed by the PRC tax authorities that may arise out of the restructuring. The PRC tax authorities could impose such withholding obligation on Trina or Trina China or impose fines or penalties on Trina or Trina China for its failure to make such withholding. If such withholding obligation is imposed and we are not indemnified by these transferring shareholders, our potential tax exposure would be approximately $2.8 million, excluding any fines or penalties. The amount of such fines or penalties is difficult to estimate as the determination of whether any such fines or penalties would be imposed and the amount of such fines or penalties are at the discretion of the PRC tax authorities.

Our principal shareholders have substantial influence over our company and their interests may not be aligned with the interests of our other shareholders.

Our principal shareholders have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. These actions may be taken even if they are opposed by our other shareholders. Furthermore, our articles of association contain a quorum requirement of at least one-third of our total outstanding shares present in person or by proxy. Two or more shareholders with an aggregate shareholding of more than one-third could constitute a quorum and approve actions which may not be in the best interest of our other shareholders.

Fluctuations in exchange rates could adversely affect our business.

Most of our sales are denominated in U.S. dollars and Euros, with the remainder in Renminbi, while a substantial portion of our costs and expenses is denominated in U.S. dollars, with the remainder in Renminbi. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and Euro, may affect our net profit margins and could result in fluctuations in foreign exchange and operating gains and losses. We incurred a foreign exchange loss of approximately $2 million in 2007. As of December 31, 2007, we had no outstanding foreign exchange hedge contracts. We have not used any other forward contracts, currency options or borrowings to hedge our exposure to foreign currency exchange risk. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur net foreign currency losses in the future.

Risks Related to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our products and materially and adversely affect our competitive position.

All of our business operations are conducted in China and some of our sales are made in China. Accordingly, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the amount of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past 20 years, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although in recent years the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over Chinese economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Efforts by the PRC government to slow the pace of growth of the Chinese economy could result in decreased capital expenditure by solar energy users, which in turn could reduce demand for our products.

Uncertainties with respect to the Chinese legal system could have a material adverse effect on us.

We conduct substantially all of our manufacturing operations through our wholly-owned subsidiary, Trina China, a limited liability company established in China. Trina China is generally subject to laws and regulations applicable to foreign investment in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involves uncertainties. We cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, the preemption of local regulations by national laws, or the overturn of local government’s decisions by the superior government. These uncertainties may limit legal protections available to us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention.

Our ability to make distributions and other payments to our shareholders depend to a significant extent upon the distribution of earnings and other payments made by Trina China.

We conduct substantially all of our operations through Trina China. Our ability to make distributions or other payments to our shareholders depends on payments from Trina China, whose ability to make such payments is subject to PRC regulations. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to maintain a general reserve fund and a staff welfare and bonus fund. Contributions to such reserves are made from Trina China’s net profit after taxation. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer the net profit to us in the form of dividends. In addition, under the EIT law that became effective in January 2008, dividends from Trina China to us are subject to a 10% withholding tax. See “—Our business benefits from certain PRC government tax incentives, and the expiration of, or changes to, these incentives could have a material adverse effect on our results of operations” and “Taxation.” Furthermore, if Trina China incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Fluctuation in the value of the Renminbi may have a material adverse effect on your investment.

The change in value of the Renminbi against the U.S. dollar, Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in an approximately 21.4% appreciation of Renminbi against the U.S. dollar between July 21, 2005 and July 17, 2008. While the international reaction to the Renminbi revaluation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar. On May 18, 2007, China’s central bank announced that it would allow Renminbi to fluctuate more during each day’s foreign exchange rate trading. As a portion of our costs and expenses is denominated in Renminbi, the revaluation in July 2005 and potential future adjustment or revaluation have increased and could further increase our costs in U.S. dollar terms. In addition, any significant adjustment or revaluation of the Renminbi may have a material adverse effect on our revenues and financial condition, and the value of, and any dividends payable on, our ordinary shares or ADSs. For example, to the extent that we need to convert U.S. dollars we receive from our overseas sales into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.

Certain portions of our revenues and expenses are denominated in Renminbi. If our revenues denominated in Renminbi increase or expenses denominated in Renminbi decrease in the future, we may need to convert a portion of our revenues into other currencies to meet our foreign currency obligations, including, among others, payment of dividends declared, if any, in respect of our ordinary shares or ADSs. Under China’s existing foreign exchange regulations, Trina China is able to pay dividends in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the PRC government could take further measures in the future to restrict access to foreign currencies for current account transactions.

Foreign exchange transactions by Trina China under capital accounts continue to be subject to significant foreign exchange controls and require the approval of, or registration with, PRC governmental authorities. In particular, if Trina China borrows foreign currency loans from us or other foreign lenders, these loans must be registered with the SAFE, and if we finance Trina China by means of additional capital contributions, these capital contributions must be approved by certain government authorities including the Ministry of Commerce or its local counterparts. These limitations could affect the ability of Trina China to obtain foreign exchange through debt or equity financing.

Our business benefits from certain PRC government tax incentives, and expiration of, or changes to, these incentives could have a material adverse effect on our results of operations

The PRC government has provided various incentives to foreign invested enterprises, although these incentives are subject to the new Enterprise Income Tax Law as discussed below. Because Trina China is a foreign invested enterprise engaged in manufacturing businesses and located in Changzhou, which is within a coastal economic zone, it is entitled to a preferential enterprise income tax rate of 24%. In addition, Trina China has been qualified as an “advanced technological enterprise” and, as a result, enjoyed a preferential enterprise income tax rate of 12% for the years 2004 to 2006. As the tax benefit for an “advanced technological enterprise” expired in 2006, the tax rate of Trina China increased to 27% (24% enterprise income tax plus 3% local income tax) in 2007. However, because income from incremental investment to the registered capital of a foreign invested enterprise is entitled to a two-year exemption and a 50% reduction of the applicable income tax rate for the succeeding three years, and Trina China’s registered capital was increased from $7.28 million in 2005 to $40.0 million in 2006 and to $120 million in 2007, Trina China is eligible for an income tax exemption for 81.8% of its income from August 2006 to December 2007 and a 50% reduction from January 2008 to December 2010.

The Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, which became effective January 1, 2008, imposes a uniform tax rate of 25% on all PRC enterprises, including foreign-invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatments available under the previous tax laws and regulations. Under the new EIT law, enterprises that were established before March 16, 2007 and already enjoy preferential tax treatments will (i) in the case of preferential tax rates, continue to enjoy the tax rates which will be gradually increased to the new tax rates within five years from January 1, 2008 or (ii) in the case of preferential tax exemption or reduction for a specified term, continue to enjoy the preferential tax holiday until the expiration of such term. In accordance with a directive issued by the State Council in December 2007, the 24% preferential income tax Trina China enjoyed prior to 2008 will be discontinued, and Trina’s income tax will be increased to 25% in 2008. Trina China will be allowed to continue to enjoy the 50% tax reduction for only 81.8% of its income until December 2010. Trina Solar (Lianyungang) Co., Ltd., which was incorporated after March 16, 2007, is not entitled to any preferential tax treatment.

Any discontinuation of tax preferential tax treatment or any increase of the enterprise income tax rate applicable to Trina China could have a material adverse effect on our financial condition and results of operations.

The dividends we receive from our PRC subsidiaries and our global income may be subject to PRC tax under the new EIT law, which would have a material adverse effect on our results of operations; our foreign ADS holders may be subject to a PRC withholding tax upon the dividends payable by us and upon gains realized on the sale of our ADSs, if we are classified as a PRC “resident enterprise.”

Under the new EIT law, dividends, interests, rents and royalties payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise, as well as gains on transfers of shares of a foreign-invested enterprise in the PRC by such a foreign investor, will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. Therefore, if Trina is considered a non-resident enterprise for purposes of the new ETI law, this new 10% withholding tax imposed on dividends paid to Trina by its PRC subsidiaries would reduce Trina’s net income and have an adverse effect on Trina’s operating results.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of Trina’s management members are based in the PRC. If the PRC tax authorities subsequently determine that Trina should be classified as a resident enterprise, then Trina’s worldwide income will be subject to income tax at a uniform rate of 25%, which may have a material adverse effect on Trina’s financial condition and results of operations. Notwithstanding the foregoing provision, the new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from its PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like Trina, having ownership interest in a PRC enterprise.

Moreover, under the new EIT law, a withholding tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC unless such non-resident enterprises can claim treaty protection. As such, these non-resident enterprises would enjoy a reduced withholding tax from treaty. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If Trina is considered a PRC resident enterprise, it is unclear whether the dividends Trina pays with respect to its ordinary shares or ADSs, or the gain you may realize from the transfer of Trina’s ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC withholding tax.

The approval of the Chinese Securities Regulatory Commission might have been required in connection with our initial public offering under a recently adopted PRC regulation, and, if required, we could be subject to sanction, fines and other penalties.

On August 8, 2006, six PRC regulatory agencies, including the Chinese Securities Regulatory Commission, or CSRC, promulgated the Regulation on Mergers and Acquisitions of Domestic Companies by Foreign Investors, which became effective on September 8, 2006. This new regulation, among other things, requires offshore special purpose vehicles, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. On September 21, 2006, the CSRC published a notice specifying the documents and materials that are required to be submitted for obtaining CSRC approval. Based on the advice we have received from Fangda Partners, our PRC counsel, we did not seek the CSRC approval in connection with our initial public offering as we believe that this regulation does not apply to us and that CSRC approval is not required because (1) Trina is not a special purpose vehicle formed for the purpose of acquiring a PRC domestic company because Trina China was a foreign-invested enterprise before it was acquired by Trina, and, accordingly, Trina China did not fall within the definition of a PRC domestic company as set forth in the new regulation; and (2) such acquisition was completed before the new regulation became effective.

Since the new regulation has only recently been adopted, there is some uncertainty as to how this regulation will be interpreted or implemented. If the CSRC or other PRC regulatory body subsequently determines that the CSRC’s approval was required for our initial public offering, we may face sanctions by the CSRC or other PRC regulatory agencies. In that case, these regulatory agencies may impose fines and penalties on our operations in the PRC, limit our operating privileges in the PRC, restrict or prohibit payment or remittance of dividends by Trina China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Recent regulations relating to offshore investment activities by PRC residents may limit our ability to acquire PRC companies and could adversely affect our business, financial condition and results of operations. The regulation also establishes more complex procedures for acquisitions by foreign investors, which could make it more difficult to pursue growth through acquisitions.

In October 2005, SAFE promulgated a regulation known as Circular No. 75 that states that if PRC residents use assets or equity interests in their PRC entities as capital contributions to establish offshore companies or inject assets or equity interests of their PRC entities into offshore companies to raise capital overseas, they must register with local SAFE branches with respect to their overseas investments in offshore companies. They must also file amendments to their registrations if their offshore companies experience material events involving capital variation, such as changes in share capital, share transfers, mergers and acquisitions, spin-off transactions, long-term equity or debt investments or uses of assets in China to guarantee offshore obligations. Under this regulation, failure to comply with the registration procedures set forth in such regulation may result in restrictions being imposed on the foreign exchange activities of the relevant PRC entity, including the payment of dividends and other distributions to its offshore parent, as well as restrictions on the capital inflow from the offshore entity to the PRC entity. While we believe our shareholders have complied with existing SAFE registration procedures, any future failure by any of our shareholders who is a PRC resident, or controlled by a PRC resident, to comply with relevant requirements under this regulation could subject our company to fines or sanctions imposed by the PRC government, including restrictions on Trina China’s ability to pay dividends or make distributions to us and our ability to increase our investment in or to provide loans to Trina China.

On December 25, 2006, the People’s Bank of China promulgated the “Measures for Administration of Individual Foreign Exchange”, on January 5, 2007, the SAFE promulgated Implementation Rules for those measures and on March 28, 2007, the SAFE further promulgated the Operating Procedures on Administration of Foreign Exchange regarding PRC Individuals’ Participation in Employee Share Ownership Plans and Employee Stock Option Plans of Overseas Listed Companies (collectively, referred to as the “Individual Foreign Exchange Rules”). According to the Individual Foreign Exchange Rules, PRC citizens who are granted shares or share options by a company listed on an overseas stock market according to its employee share option or share incentive plan are required to register with the SAFE or its local counterparts by following certain procedures. We and our employees who are PRC citizens and individual beneficiary owners or have been granted restricted shares may be subject to the Individual Foreign Exchange Rules. The failure of our PRC individual beneficiary owners and the restricted holders to complete their SAFE registrations pursuant to the SAFE Jiangsu Branch’s requirement or the Individual Foreign Exchange Rules may subject these PRC citizens to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business.

The new regulations also established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce, or MOFCOM, be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. As we may grow our business in part by acquiring complementary businesses in the future, complying with the requirements of the new regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the MOFCOM, may delay or inhibit our ability to complete such transactions. Any such delay or inability to obtain applicable approvals to complete our potential future acquisitions could affect our ability to expand our business or maintain our market share.

New labor laws in the PRC may adversely affect our results of operations.

On June 29, 2007, the PRC government promulgated a new labor law, namely, the Labor Contract Law of the PRC, or the New Labour Contract Law, which became effective on January 1, 2008. The New Labor Contract Law imposes greater liabilities on employers and significantly impacts the cost of an employer’s decision to reduce its workforce. Further, it requires certain terminations to be based upon seniority and not merit. In the event we decide to significantly change or decrease our workforce, the New Labor Contract Law could adversely affect our ability to enact such changes in a manner that is most advantageous to our business or in a timely and cost effective manner, thus materially and adversely affecting our financial condition and results of operations.

We face risks related to health epidemics and other outbreaks.

Our business could be adversely affected by the effects of avian flu, SARS or other epidemics or outbreaks. China reported a number of cases of SARS in April 2004. In 2005, 2006 and 2007, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases and deaths. Any prolonged recurrence of avian flu, SARS or other adverse public health developments in China may have a material adverse effect on our business operations. These could include our ability to travel or ship our products outside of China, as well as temporary closure of our manufacturing facilities. Such closures or travel or shipment restrictions would severely disrupt our business operations and adversely affect our results of operations. We have not adopted any written preventive measures or contingency plans to combat any future outbreak of avian flu, SARS or any other epidemic.

Risks Related to Our Notes, ADSs and Ordinary Shares

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries.

The notes are unsecured, are effectively subordinated to all of our existing and future secured indebtedness, to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries. At May 31, 2008, we had no senior indebtedness outstanding (excluding the notes), and our subsidiaries had approximately $353.3 million of indebtedness outstanding and approximately $70.0 million of other liabilities outstanding (excluding intercompany liabilities and liabilities of the type not required to be recorded on the balance sheet in accordance with U.S. GAAP). All of our operations are conducted through our subsidiaries. None of our subsidiaries has guaranteed or otherwise become obligated with respect to the notes. Our right to receive assets from any of our subsidiaries upon its liquidation or reorganization, and the right of holders of the notes to participate in those assets, is structurally subordinated to claims of that subsidiary’s creditors, including trade creditors. Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. Furthermore, none of our subsidiaries is under any obligation to make payments to us, and any payments to us would depend on the earnings or financial condition of our subsidiaries and various business considerations. Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us. For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the notes.

We have made only limited covenants in the indenture for the notes, and these limited covenants may not protect your investment.

The indenture for the notes does not:

•

require us to maintain any financial ratios or specific levels of net worth, revenues, income, cash flows or liquidity and, accordingly, nor protect holders of the notes in the event that we experience significant adverse changes in our financial condition or results of operations;

•	limit our subsidiaries’ ability to incur indebtedness which would effectively rank senior to the notes;

•	limit our ability to incur secured indebtedness or indebtedness that is equal in right of payment to the notes;

•	restrict our subsidiaries’ ability to issue securities that would be senior to the ordinary shares of our subsidiaries held by us;

•	restrict our ability to repurchase our securities;

•	restrict our ability to pledge our assets or those of our subsidiaries; or

•	restrict our ability to make investments or to pay dividends or make other payments in respect of our ordinary shares, including ADSs or other securities ranking junior to the notes.

Furthermore, the indenture for the notes contains only limited protections in the event of a change in control. We could engage in many types of transactions, such as acquisitions, refinancings or recapitalizations, which could substantially affect our capital structure and the value of the notes, our ordinary shares and our ADSs but may not constitute a “fundamental change” that permits holders to require us to repurchase their notes. For these reasons, you should not consider the covenants in the indenture or the repurchase features of the notes as a significant factor in evaluating whether to invest in the notes.

The increase in the conversion rate applicable to notes that holders convert in connection with a fundamental change may not adequately compensate you for the lost option time value of your notes that result from that fundamental change.

If a fundamental change occurs, we will under certain circumstances increase the conversion rate applicable to holders who convert their notes within a specified time frame. The amount of the increase in the conversion rate depends on the date when the fundamental change becomes effective and the applicable price described in this prospectus. See “Description of the Notes—Conversion of Notes—Conversion Rate—Increase of Conversion Rate upon a Fundamental Change.” Although the increase in the conversion rate is designed to compensate you for the lost option time value of your notes as a result of the fundamental change, the increase in the conversion rate is only an approximation of the lost value and may not adequately compensate you for the loss. In addition, you will not be entitled to an increased conversion rate if the applicable price is greater than $200.00 per ADSs or less than $28.00 per ADS (in each case, subject to adjustment).

Moreover, a holder may not receive the additional consideration payable as a result of the increase in the conversion rate until the third business day after the effective date of the fundamental change, which could be a significant period of time after the date the holder has surrendered its notes for conversion. Our obligation to increase the conversion rate as described above also could be considered a penalty, in which case its enforceability would be subject to general principles of reasonableness of economic remedies.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

As described under “Description of the Notes—Conversion Rate Adjustments,” we will adjust the conversion rate of the notes for certain events, including, among others:

•	the issuance of stock or cash dividends on our ordinary shares;

•	the issuance of certain rights or warrants;

•	certain subdivisions and combinations of our capital stock;

•	the distribution of capital stock, indebtedness or assets; and

•	certain tender or exchange offers.

We will not adjust the conversion rate for other events, such as an issuance of ordinary shares for cash or in connection with an acquisition, that may adversely affect the trading price of the notes or our ordinary shares. If we engage in any of these types of transactions, the value of the ordinary shares into which your notes may be convertible may be diluted. An event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate may occur.

We may not have the ability to make required cash payments on the notes when due.

Holders of the notes may require us to repurchase, for cash, all or a portion of their notes on July 15, 2011, or if a fundamental change occurs. We may not have sufficient funds for any required repurchase of the notes or required payment of principal return or interest, and we may have to refinance our credit facilities in order to make payments under the notes. In addition, the terms of any borrowing agreements which we may enter into from time to time may require early repayment of borrowings under circumstances similar to those constituting a fundamental change. These agreements may also make our repurchase of notes an event of default under such agreements. If we fail to pay interest on the notes or repurchase the notes when required, we will be in default under the indenture governing the notes. See “Description of the Notes—Repurchase of Notes—Repurchases of Notes at the Option of Holders” and “Description of the Notes—Repurchase of Notes upon a Fundamental Change.”

The borrowed ADSs may decrease our earnings per share and potentially the price of our ADSs.

The ADS Borrower, which is an affiliate of an underwriter of this offering, is offering by means of the ADS prospectus supplement up to 4,073,194 ADSs, which are being borrowed by the ADS Borrower pursuant to the ADS Lending Agreement. The ADS Borrower will receive all of the proceeds from the sale of the borrowed ADSs. We will not receive any proceeds from the sale of the borrowed ADSs pursuant to the ADS prospectus supplement, but we will receive a nominal processing fee for the use of those ADSs. Subject to certain terms of the ADS Lending Agreement, such borrowed ADSs must be returned to us by July 15, 2013 or earlier in certain circumstances. Because we may be required under U.S. GAAP (as in effect on the date of this prospectus supplement) to treat a portion of the borrowed ADSs as outstanding for purposes of computing diluted earnings per share, our diluted earnings per share may be reduced and the price of our ADSs could decrease, possibly significantly.

Because your right to require repurchase of the notes is limited, the market price of the notes may decline if we enter into a transaction that is not a fundamental change under the Indenture.

The term “fundamental change” is limited and may not include every event that might cause the market price of the notes to decline or result in a decrease in creditworthiness of the notes. Our obligation to repurchase the notes upon a fundamental change may not preserve the value of the notes in the event of a highly leveraged transaction, reorganization, merger or similar transaction. See “Description of the Notes—Repurchase of Notes—Repurchases of Notes upon a Fundamental Change”.

Future issuances of ordinary shares or ADSs may depress the trading price of our ADSs and the notes.

Any issuance of equity securities after this offering, including the issuance of ADSs upon conversion of the notes and the sale of borrowed ADSs by the ADS Borrower, could dilute the interests of our existing shareholders and ADS holders, including holders who have received ADSs upon conversion of their notes, and could substantially decrease the trading price of our ADSs and the notes. We may issue equity securities in the future for a number of reasons, including to finance our operations and business strategy (including in connection with acquisitions, strategic collaborations or other transactions), to adjust our ratio of debt to equity, to satisfy our obligations upon the exercise of outstanding warrants or options or for other reasons.

If you hold notes, you are not entitled to any rights with respect to our ADSs, but you are subject to all changes made with respect to our ADSs.

If you hold notes, you are not entitled to any rights with respect to our ADSs (including, without limitation, voting rights and rights to receive any dividends or other distributions on our ADSs), but you are subject to all changes affecting the ADSs. You will only be entitled to rights on the ADSs if and when we deliver ADSs to you upon conversion of your notes. For example, in the event that an amendment is proposed to our certificate of incorporation or articles of association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery of the ADSs, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any resulting changes in the powers, preferences or special rights that affect our ADSs.

If an active and liquid trading market for the notes does not develop, the market price of the notes may decline and you may be unable to sell your notes.

The notes are a new issue of securities for which there is currently no public market, and no active trading market might ever develop. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the price, and volatility in the price, of our ADSs, our performance and other factors. In addition, we do not know whether an active trading market will develop for the notes. To the extent that an active trading market does not develop, the liquidity and trading prices for the notes may be harmed.

We have no plans to list the notes on any securities exchange or automated quotation system. We have been advised by the underwriters that they presently intend to make a market in the notes. However, the underwriters are not obligated to do so. Any market-making activity, if initiated, may be discontinued at any time, for any reason or for no reason, without notice. If the underwriters cease to act as the market makers for the notes, we cannot assure you another firm or person will make a market in the notes.

The liquidity of any market for the notes will depend upon the number of holders of the notes, our results of operations and financial condition, the market for similar securities, the interest of securities dealers in making a market in the notes and other factors. An active or liquid trading market for the notes may not develop, and you may be unable to resell your notes or may only be able to sell them at a substantial discount.

Provisions of the notes could discourage an acquisition of us by a third party.

Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us. Upon the occurrence of certain transactions constituting a fundamental change, holders of the notes will have the right, at their option, to require us to repurchase all of their notes or any portion of the principal amount of such notes in integral multiples of $1,000. We may also be required to issue additional ADSs upon conversion in the event of certain fundamental changes.

The issuance of the notes may result in earnings per share dilution.

The notes to be issued in this offering will be accounted for according to the “if converted method” under SFAS No. 128. Using this method, if we had positive earnings, the maximum number of our ADSs then issuable upon conversion of the notes would be included in our diluted earnings per share calculation. This would result in an earnings per share dilution, commencing with respect to the first period in which we had positive earnings.

The effect of the concurrent issuance of our ADSs under the ADS prospectus supplement, which issuance is being made to facilitate the establishment by investors in the notes of their hedge positions in the notes, may be to lower the market price of our ADSs.

Concurrently with this offering of notes, the ADS Borrower is offering 4,073,194 ADSs in a separate registered offering, which are being borrowed by the ADS Borrower pursuant to the ADS Lending Agreement.

We will not receive any proceeds from the sales of the borrowed ADSs by the ADS Borrower under the ADS prospectus supplement, but we will receive a nominal processing fee from the ADS Borrower. Such borrowed ADSs must be returned to us by July 15, 2013 or earlier in certain circumstances. See “Description of the Registered ADS Borrow Facility.”

The increase in the number of outstanding ADSs and the sale of borrowed ADSs under the ADS prospectus supplement could have a negative effect on the market price of our ADSs. In addition, because the Registered ADS Borrow Facility is designed to facilitate the establishment by the investors in the notes offered hereby of hedged positions in the notes through short sales and/or privately negotiated derivative transactions in the notes, the market price of our ADSs could be further negatively affected by these short sales of our ADSs.

The unavailability of the borrowed ADSs or an effective registration statement for the sale of borrowed ADSs under certain circumstances could adversely impact the price of the notes.

The borrowed ADSs may not be available to facilitate hedging transactions in some circumstances, including if the ADS Borrower returns our ADSs to us before the expiration of our ADS Lending Agreement or if a registration statement is unavailable prior to such time as the ADS Borrower has completed the initial sale of such ADSs. Any unavailability of borrowed ADSs to facilitate hedging transactions may make it more difficult for buyers of the notes to hedge their investment and consequently could adversely impact the price of the notes.

Volatility of the market price for our ADSs may depress the trading price of the notes.

The market price for our ADSs has been and is likely to continue to be highly volatile. Since December 19, 2006, the date our ADSs commenced trading on the New York Stock Exchange, the trading price of our ADSs on the New York Stock Exchange has ranged from a low of $17.06 per ADSs to a high of $73.06 per ADS. Because the notes are potentially convertible into ADSs in certain circumstances, volatility in the price of our ADSs may depress the trading price of the notes. The risk of volatility and depressed price of our ADSs also applies to holders who receive ADSs upon conversion of their notes.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other solar power technology companies;

•	addition or departure of our executive officers and key research personnel;

•	fluctuations in the exchange rates between the U.S. dollar, the Euro and Renminbi;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares; and

•	sales or perceived sales of additional ADSs.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related or proportional to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the trading price of the notes and the price of our ADSs issued upon conversion of the notes.

Holders of our ADSs do not have the same voting rights as the holders of our ordinary shares and may not receive voting materials in time to be able to exercise their right to vote.

Holders of our ADSs are not treated as one of our shareholders. Instead, the depositary will be treated as the holder of the shares underlying ADSs. Holders of our ADSs, however, may exercise some of the shareholders’ rights through the depositary and have the right to withdraw the shares underlying their ADSs from the deposit facility.

Except as described in the accompanying prospectus and provided in the deposit agreement, holders of our ADSs will not be able to exercise voting rights attaching to the shares evidenced by our ADSs on an individual basis. Holders of our ADSs may instruct the depositary to exercise the voting rights attaching to the shares represented by the ADSs. If no instructions are received by the depositary on or before a date established by the depositary, the depositary shall deem the holders to have instructed it to give a discretionary proxy to a person designated by us to exercise their voting rights. Holders of our ADSs may not receive voting materials in time to instruct the depositary to vote, and holders of our ADSs, or persons who hold their ADSs through brokers, dealers or other third parties, might not have the opportunity to exercise a right to vote.

Holders of our ADSs may not be able to participate in rights offerings that are made available to our shareholders, and may not receive cash dividends if it is impractical to make them available to them.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement, the depositary bank will not make rights available to holders of our ADSs unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act of 1933, as amended, or the Securities Act, or exempted from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, holders of our ADSs, may be unable to participate in our rights offerings and may experience dilution in their holdings.

In addition, the depositary of our ADSs has agreed to pay to holders of our ADSs the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of ordinary shares their ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and holders of our ADSs will not receive such distribution.

Holders of our ADSs may be subject to limitations on transfer of their ADSs.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, our shareholders may have less protection for their shareholder rights than they would under U.S. law.

Our corporate affairs are governed by our memorandum and articles of association, the Cayman Islands Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. As a result of all of the above, shareholders of a Cayman Islands company may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a company incorporated in a jurisdiction in the United States. The limitations described above will also apply to the depositary, which is treated as the holder of the shares underlying our ADSs.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to effect service of process within the United States upon these persons. It may also be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors, most of whom are not residents in the United States and the substantial majority of whose assets are located outside of the United States. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments.

USE OF PROCEEDS

We will receive net proceeds for this offering of approximately $113.2 million, after deducting underwriters’ discounts and commissions and estimated offering expenses payable by us and assuming that the underwriters do not exercise their over-allotment option. We intend to use the net proceeds we receive from this offering for the following purposes:

•	approximately $90 million to expand our manufacturing lines for the production of silicon ingots, wafers, solar cells and solar modules;

•	approximately $20 million to purchase raw materials; and

•	the remaining amount for research and development and general corporate purposes.

If the underwriters exercise in full their option to acquire additional notes to cover over-allotments, if any, we estimate that our net proceeds from this offering will be approximately $130.7 million.

Depending on future events and other changes in the business climate, we may determine at a later time to use the net proceeds for different purposes. Pending the use of the net proceeds, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term, investment-grade, interest-bearing instruments.

In utilizing the proceeds of this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiaries only through loans or capital contributions and to other entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our PRC subsidiaries and affiliated entities or make additional capital contributions to our PRC subsidiaries to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors—Risks Related to Doing Business in China—Restrictions on currency exchange may limit our ability to receive and use our revenues effectively.”

CAPITALIZATION

The following table sets forth our capitalization, as of March 31, 2008:

•	on an actual basis; and

•

on an as adjusted basis to reflect the sale of the $120,000,000 notes (assuming the underwriters do not exercise their option to purchase up to an additional $18,000,000 principal amount of notes to cover over-allotments, if any).

You should read this table together with our financial statements and the related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Annual Report on Form 20-F.

	As of March 31, 2008
	Actual	As Adjusted
	(in thousands)
Long-term borrowings(1)	$14,247	$14,247
% Convertible Senior Notes due 2013	—	120,000
Shareholders’ equity:
Ordinary shares, $0.00001 par value, 5,000,000,000 shares authorized 2,559,918,178 shares issued and outstanding(2)	26	26
Additional paid-in capital	306,162	306,162
Retained earnings	64,225	64,225
Accumulated other comprehensive income	11,313	11,313

Total shareholders’ equity	381,726	381,726

Total capitalization	$395,973	$515,973

(1)	All of our long-term borrowings are secured by either facilities or equipment.
(2)	Includes 73,077,610 restricted shares granted to our officers, employees and consultants under our 2006 share incentive plan.

DIVIDEND POLICY

We have never declared or paid any dividends, nor do we have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

As we are a holding company, we rely on dividends paid to us by Trina China, our wholly-owned subsidiary in the PRC, for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. In China, the payment of dividends is subject to limitations. PRC regulations currently permit payment of dividends only out of Trina China’s accumulated profits as determined in accordance with PRC accounting standards and regulations. According to the relevant PRC laws and regulations applicable to Trina China and its articles of association, Trina China is required to maintain a general reserve fund and a staff welfare and bonus fund. Trina China is required to transfer 10% of its profit after taxation to its general reserve fund until the balance reaches 50% of its registered capital. The general reserve fund may be used to make up prior years’ losses incurred and, with approval from the relevant government authority, to increase capital. Trina China is also required to allocate a portion of its net profit after taxation to its staff welfare and bonus fund, which may not be distributed to its equity owners. However, the amount to be allocated to the staff welfare and bonus fund is at the sole discretion of the board of directors. In 2005, 2006 and 2007, Trina China’s board of directors did not elect to make any appropriation to the staff welfare and bonus fund. As a result of these PRC laws and regulations, Trina China is restricted in its ability to transfer the net profit to us in the form of dividends. The registered capital and the general reserve fund of Trina China that are restricted for distribution as dividends to us are included in note 15 to our consolidated financial statements for the years ended December 31, 2005, 2006 and 2007 included in our Annual Report on Form 20-F. They do not appear as separate line items in our financial statements.

Our board of directors has complete discretion on whether to pay dividends, subject to the approval of our shareholders. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary to the holders of our ADSs. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars. See “Description of American Depositary Shares.”

MARKET PRICE INFORMATION FOR OUR AMERICAN DEPOSITARY SHARES

Our ADSs, each representing 100 ordinary shares, have been listed on the New York Stock Exchange since December 19, 2006 under the symbol “TSL.” For the year ended December 31, 2007, the trading price ranged from $17.06 to $73.06 per ADS. The following table provides the high and low trading prices for our ADSs on the New York Stock Exchange for (1) the years 2006 and 2007, (2) the last quarter in 2006, the four quarters of 2007 and the first and second quarters of 2008 and (3) each of the past six months and the period from July 1, 2008 through July 17, 2008.

	Sales Price
	High	Low
Annual High and Low
Year 2006 (from December 19)	$26.75	$18.82
Year 2007	73.06	17.06

Quarterly High and Low
Fourth Quarter 2006 (from December 19)	26.75	18.82
First Quarter 2007	50.94	17.06
Second Quarter 2007	68.90	38.76
Third Quarter 2007	73.06	38.80
Fourth Quarter 2007	68.26	32.55
First Quarter 2008	56.50	25.88
Second Quarter 2008	53.50	29.60

Monthly High and Low
January 2008	56.50	29.00
February 2008	39.37	29.40
March 2008	36.75	25.88
April 2008	45.72	30.27
May 2008	53.50	39.69
June 2008	49.63	29.60
July 2008 (through July 17, 2008)	34.14	26.40

DESCRIPTION OF THE NOTES

We will issue the notes under a base indenture, dated as of July 23, 2008, between us and Wilmington Trust Company, as trustee, as supplemented by a supplemental indenture with respect to the notes. In this section, we refer to the base indenture, as supplemented by the supplemental indenture, as the “indenture.” The following description is only a summary of the material provisions of the notes and the indenture. It does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or the notes are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read these documents in their entirety because they, and not this description, define the rights of holders of the notes. You may request copies of these documents from us upon written request at our address, which is listed in this prospectus under “Where You Can Find More Information About Us.” For information about our ADSs issuable upon conversion of the notes, if applicable, see “Description of American Depositary Shares” and “Description of Share Capital” in the accompanying prospectus.

For purposes of this Description of the Notes section, references to “we”, “us”, “our”, “the company” and “Trina Solar” refer solely to Trina Solar Limited and not to its subsidiaries.

General

The Notes

The notes will:

•

initially be limited to an aggregate principal amount of $120 million (or $138 million aggregate principal amount, if the underwriters exercise in full their over-allotment option to purchase additional notes);

•	mature on July 15, 2013, unless earlier converted by holders or repurchased by us at the option of holders;

•

bear interest at a rate of 4.00% per annum on the outstanding principal amount, payable semi-annually, in arrears, on each January 15 and July 15, beginning on January 15, 2009, to the holders of record at the close of business on the preceding January 1 and July 1, respectively;

•

be our general unsecured obligations, ranking equal in right of payment to all of our existing and future senior indebtedness, senior in right of payment to all of our future subordinated indebtedness, effectively subordinate in right of payment to all of the existing and future indebtedness and other liabilities of our subsidiaries and effectively subordinate in right of payment to any of our future secured indebtedness to the extent of the assets securing such debt;

•

be subject to repurchase by us, in whole or in part, for cash at the option of holders on July 15, 2011, at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date as described under “—Repurchases of Notes—Repurchase of Notes at the Option of Holders;”

•

be subject to repurchase by us, in whole or in part, for cash at the option of holders upon the occurrence of a fundamental change (as defined below), at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, to, but not including, the repurchase date as described under “—Repurchases of Notes—Repurchase of Notes upon a Fundamental Change;” and

•	be represented by one or more registered securities in global form as described under “—Book-Entry Delivery and Form” and only registered holders will have rights under the indenture.

The notes may be converted into our ADSs at a conversion rate to be determined as described under “—Conversion of Notes—Conversion Rate.” The number of ADSs to be received upon conversion is subject to adjustment if certain events described below occur. Upon conversion of a note, you will not receive any separate payment for accrued and unpaid interest, except under the limited circumstances described below under “—Conversion of Notes—General.” If a fundamental change occurs, we may be required in certain circumstances to increase the conversion rate for any notes converted in connection with such fundamental change by a specified number of ADSs as described below under “—Conversion of Notes—Increase of Conversion Rate upon a Fundamental Change.”

The indenture governing the notes will not contain any financial covenants and will not restrict us or our subsidiaries from paying dividends, incurring additional senior indebtedness or any other indebtedness or issuing or repurchasing securities. The indenture will contain no covenants or other provisions to afford protection to holders of the notes in the event of highly leveraged transactions or a fundamental change, except to the extent described under “—Repurchases of Notes—Repurchase of Notes upon a Fundamental Change” and “—Consolidation, Merger and Sale of Assets.”

The notes will be our general unsecured obligations, ranking equal in right of payment to all of our existing and future senior indebtedness and senior in right of payment to any of our future subordinated indebtedness. The notes will be structurally subordinated in right of payment to all of the existing and future indebtedness and other liabilities of our subsidiaries and effectively subordinated to any of our future secured indebtedness to the extent of the assets securing such debt. At March 31, 2008, we had no senior indebtedness outstanding.

A significant amount of our operations are conducted through, and a significant portion of our assets are held by, our subsidiaries. Therefore, we are dependent on the cash flow of our subsidiaries to meet our debt obligations. Our subsidiaries are separate and distinct legal entities and none of our subsidiaries will guarantee our obligations under, or have any obligation to pay any amounts due on, the notes. As a result, the notes will be structurally subordinated to all liabilities of our subsidiaries, including trade payables. Our rights and the rights of our creditors, including holders of the notes, to participate in the assets of any of our subsidiaries upon their liquidation or recapitalization will generally be subject to the existing and future claims of those subsidiaries’ creditors. In addition, our subsidiaries are not prohibited from incurring additional debt or other liabilities. If our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes, including cash payments upon repurchase, could be adversely affected. At May 31, 2008, our subsidiaries had approximately $353.3 million of indebtedness outstanding and approximately $70.0 million of other liabilities outstanding (excluding intercompany liabilities and liabilities of the type not required to be recorded on the balance sheet in accordance with U.S. GAAP).

No sinking fund is provided for the notes.

We will maintain an office where the notes may be presented for registration, transfer, exchange or conversion. This office will initially be an office or agency of the trustee. Except under limited circumstances described below, the notes will be issued only in fully registered book-entry form, without coupons, in denominations of $1,000 principal amount and multiples thereof, and will be represented by one or more global notes. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes. We may pay the principal of and interest on certificated notes by means of a check mailed to each holder at its address as it appears in the notes register; provided, however, that holders with certificated notes in an aggregate principal amount in excess of $5.0 million will be paid, at their written election, by wire transfer of immediately available funds. We will pay the principal of and interest on the notes in global form registered in the name of or held by The Depository Trust Company, New York, New York, which we refer to as “DTC,” or its nominee by wire transfer of immediately available funds to the account of DTC or its nominee. There will be no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Neither we nor the registrar nor the trustee is required to register a transfer or exchange of any notes for which the holder has delivered, and not validly withdrawn, a repurchase notice, except, in the case of a partial repurchase, with respect to that portion of the notes not being repurchased.

Certain U.S. federal income tax consequences of the purchase, ownership and disposition of the notes and any ADSs received upon conversion of the notes are summarized in this prospectus under the heading “Taxation—Certain United States Federal Income Tax Considerations.”

We may, without the consent of the holders, issue additional notes under the indenture with the same terms (except for adjustments for any differences in the issue price and interest accrued prior to the issue date of the additional notes) and with the same CUSIP number as the notes offered hereby in an unlimited aggregate principal amount, provided that no such additional notes may be issued unless fungible with the notes offered hereby for U.S. federal income tax purposes. We may also from time to time purchase the notes in open market purchases or negotiated transactions without prior notice to holders.

Principal, Maturity

The indenture will provide for the issuance by us of notes in an amount initially limited to $120 million aggregate principal amount (or $138 million aggregate principal amount if the underwriters exercise in full their over-allotment option to purchase additional notes). The notes will mature on July 15, 2013, unless earlier converted or repurchased.

Interest

The notes will bear interest at a rate of 4.00% per annum on the principal amount from July 23, 2008. We will pay interest semi-annually, in arrears, on each January 15 and July 15, beginning on January 15, 2009, subject to limited exceptions if the notes are converted prior to the relevant interest payment date. Subject to certain exceptions, interest will be paid to the holders of record at the close of business on the January 1 and July 1, as the case may be, immediately preceding the relevant interest payment date.

Interest on the notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from July 23, 2008. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

To the extent lawful, payments of principal or interest on the notes that are not made when due will accrue interest at the then applicable interest rate from the required payment date.

Interest will cease to accrue on a note upon its maturity, conversion or repurchase by us.

Conversion of Notes

General

A holder may surrender notes for conversion at any time prior to 5:00 p.m., New York City time, on the third business day immediately preceding the maturity date. Holders who convert will receive our ADSs at a conversion rate determined as described below under “—Conversion Rate.” The conversion rate, and thus the conversion price, is subject to adjustment as described below. A holder may convert notes only in denominations of $1,000 principal amount and integral multiples thereof. The ADSs and cash in lieu of fractional ADSs due upon conversion as described below will be delivered no later than the third business day following the conversion date; provided, however, that for any conversion that occurs after the last record date prior to the final interest payment date, such ADSs and cash, if any, will be delivered on the maturity date.

Except as described below, we will not make any payment in cash, ADSs or ordinary shares or other adjustment for accrued and unpaid interest on any notes when they are converted. If a holder of notes converts after the record date for an interest payment but prior to the corresponding interest payment date, the holder on the record date will receive, on that interest payment date, accrued interest on those notes, notwithstanding the conversion of those notes prior to that interest payment date. However, at the time that such holder surrenders notes for conversion, the holder must pay us an amount equal to the interest, if any, that has accrued and that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) any overdue interest exists at the time of conversion with respect to the notes being converted, but only to the extent of the amount of such overdue interest, (2) we have specified a repurchase date following a fundamental change that is after a record date and on or prior to the next interest payment date or (3) the holder surrenders any notes for conversion after the close of business on the record date relating to the final interest payment date.

Our delivery to the holder of the full number of ADSs into which the note is convertible, together with any cash payment for such holder’s fractional ADSs, will be deemed to satisfy our obligation to pay the principal amount of the note and to satisfy our obligation to pay accrued and unpaid interest through the conversion date. As a result, accrued interest will be deemed paid in full rather than cancelled, extinguished or forfeited. Notwithstanding the foregoing, accrued interest, if any, will be payable upon any conversion of notes at the option of the holder made concurrently with or after acceleration of the notes following an event of default under the notes.

Except as described under “—Conversion Rate Adjustments,” we will not make any payment or other adjustment for dividends on any ADSs to be issued upon conversion of the notes.

A note for which a holder has delivered a repurchase notice requiring us to purchase the notes may be surrendered for conversion only if such repurchase notice is withdrawn in accordance with the indenture as described under “—Repurchases of Notes—Repurchase Procedures.”

In accordance with the deposit agreement, dated as of December 18, 2006, by and among us, The Bank of New York Mellon, as depositary, and the owners and beneficial owners of our ADSs, we will undertake to deliver to the custodian thereunder such ordinary shares required for the issuance of the ADSs by the depositary upon conversion of the notes, plus written delivery instructions (if requested by the depositary or the custodian) for such ADSs and any other information or documentation required by the depositary or the custodian in connection with each deposit of ordinary shares and issuance and delivery of ADSs. The delivery of ADSs by the depositary to holders upon conversion of their notes or their designated transferees will be governed by the terms of the deposit agreement. Each ADS currently represents 100 of our ordinary shares.

In the event that the facility for the ADSs maintained with the depositary pursuant to the deposit agreement is terminated for any reason, all references herein and in the notes to the “ADSs” and the “closing price” will be deemed to refer to the “ordinary shares” and the “closing price” of the ordinary shares, respectively, and other appropriate adjustments will be made to the provisions of the indenture and in the notes to reflect such change.

The holders must pay the applicable fees of the depositary for the issuance of such ADSs as described in the deposit agreement and any tax or duty payable as a result of any transfer involving the issuance or delivery of ADSs in a name other than that of the registered holder of the note.

Conversion Rate

The initial conversion rate per $1,000 principal amount of the notes to be converted is 29.5159 ADSs (which is equal to a conversion price of approximately $33.88 per ADS), subject to adjustment as described below under “—Conversion Rate Adjustments—Adjustment Events.” The conversion rate, including any additional ADSs added to the conversion rate in connection with a fundamental change, will not exceed 35.7143 ADSs (which is equal to a conversion price of $28.00 per ADS); provided, however, such maximum conversion rate will be appropriately adjusted for conversion rate adjustments described below.

If the number of our ordinary shares represented by the ADSs is changed, we will make appropriate adjustment to the conversion rate such that the number of our ordinary shares represented by the ADSs into which the notes are convertible remains the same.

A holder of a note otherwise entitled to a fractional ADS will receive cash in an amount equal to the value of such fractional ADS based on the average of the closing price (as defined below) of our ADSs for each trading day (as defined below) during the five consecutive trading day period ending on the day prior to the conversion date.

The “closing price” of our ADSs on any trading day means the reported last sale price per ADS (or, if no last sale price is reported, the average of the bid price and ask price per ADS or, if more than one in either case, the average of the average bid and the average ask prices per ADS) on such date reported by the New York Stock Exchange or, if our ADSs are not listed for trading on the New York Stock Exchange, as reported by the principal national or regional securities exchange on which our ADSs are listed for trading, or if the ADSs are not listed on a national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System, or if not so quoted, as reported by National Quotation Bureau, Incorporated or a similar organization. In the absence of a quotation, the closing price shall be such price as we shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arm’s-length transaction, for each such ADS.

The term “trading day” means a day during which trading in our ADSs generally occurs and there is no market disruption event (as defined below), or if our ADSs are no longer traded, “trading day” means a business day.

The term “market disruption event” means (1) a failure by the primary exchange or quotation system on which our ADSs trade or are quoted to open for trading during its regular trading session or (2) the occurrence or existence prior to 1:00 p.m., New York City time, on any trading day for our ADSs of an aggregate one half hour period of any suspension or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the stock exchange or otherwise) in our ADSs or in any options, contracts or future contracts relating to our ADSs.

Increase of Conversion Rate upon a Fundamental Change

If a holder elects to convert notes in connection with a fundamental change (as defined below), we will increase the conversion rate by a number of ADSs (the “additional ADSs”) as described below. Any conversion of the notes by a holder will be deemed for these purposes to be “in connection with” such fundamental change if it occurs during the period that begins on (and includes) the date of the public announcement of an event constituting a fundamental change and ends on (and includes) the repurchase date relating to such fundamental change as described below under “Repurchases of Notes—Repurchase of Notes upon a Fundamental Change.”

The increase in the conversion rate will be expressed as a number of additional ADSs per $1,000 principal amount of notes and is based on the earliest of the date on which the fundamental change is publicly announced, occurs or becomes effective (the “adjustment date”) and the price, referred to as the “applicable price,” paid, or deemed to be paid, per ADS in the transaction constituting the fundamental change, subject to adjustment as described in the next paragraph. If holders of our ordinary shares and ADSs receive only cash in such transaction, the applicable price shall be the cash amount paid per share of our ordinary shares in the fundamental change multiplied by the number of ordinary shares then represented by each ADS. In all other cases, the applicable price will be the average of the closing prices of our ADSs over the five consecutive trading day period ending on the trading day preceding the effective date of the fundamental change.

The applicable prices set forth in the first column of the table below will be adjusted as of any date on which the conversion rate of the corresponding notes is adjusted, as described under “—Conversion Rate Adjustments.” The adjusted applicable prices will equal the applicable prices applicable immediately prior to such adjustment, multiplied by a fraction, the numerator of which is the conversion rate in effect immediately prior to the adjustment giving rise to the applicable price adjustment and the denominator of which is the conversion rate as so adjusted. The number of additional ADSs will be adjusted in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the increase in the applicable price, adjustment date and number of additional ADSs to be received per $1,000 principal amount of the notes, upon a conversion in connection with a fundamental change that occurs in the corresponding period to be determined by reference to the adjustment date of the fundamental change.

	Adjustment Date
Applicable Price	July 23, 2008	July 15, 2009	July 15, 2010	July 15, 2011	July 15, 2012	July 15, 2013
$28.00	6.1984	6.1984	6.1984	6.1984	6.1984	6.1984
$30.00	5.3628	5.2291	4.9994	3.9807	3.6387	3.7790
$32.00	4.7117	4.4796	4.1017	3.2151	2.6235	1.6991
$34.00	4.1906	3.8965	3.4354	2.6389	1.8972	0.0000
$36.00	3.7824	3.4373	2.9366	2.2037	1.3870	0.0000
$38.00	3.4335	3.0708	2.5583	1.8732	1.0337	0.0000
$40.00	3.1424	2.7744	2.2667	1.6203	0.7919	0.0000
$42.00	2.8963	2.5310	2.0375	1.4248	0.6274	0.0000
$44.00	2.6858	2.3283	1.8538	1.2719	0.5154	0.0000
$46.00	2.5037	2.1571	1.7037	1.1506	0.4387	0.0000
$48.00	2.3444	2.0105	1.5787	1.0529	0.3853	0.0000
$50.00	2.2039	1.8835	1.4727	0.9729	0.3473	0.0000
$75.00	1.2222	1.0413	0.8110	0.5282	0.1889	0.0000
$100.00	0.7817	0.6734	0.5310	0.3502	0.1267	0.0000
$200.00	0.1670	0.1497	0.1238	0.0868	0.0334	0.0000

The exact applicable price and adjustment date may not be set forth on the table, in which case:

•

if the applicable price is between two applicable prices on the table or the adjustment date is between two adjustment dates on the table, the number of additional ADSs will be determined by a straight-line interpolation between the number of additional ADSs set forth for the higher and lower applicable price amounts and the earlier and later adjustment dates based on a 365-day year, as applicable;

•	if the applicable price is in excess of $200.00 per ADS (subject to adjustment in the same manner as the applicable price), no increase in the conversion rate will be made; and

•	if the applicable price is less than $28.00 per ADS (subject to adjustment in the same manner as the applicable price), no increase in the conversion rate will be made.

Notwithstanding the foregoing, in no event will the total number of ADSs issuable upon conversion, including additional ADSs issuable as a result of such fundamental change, exceed 35.7143 per $1,000 principal amount of notes, subject to adjustment as set forth under “—Conversion Rate Adjustments.”

Our obligation to deliver the additional ADSs to holders that convert their notes in connection with a fundamental change could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Settlement of Conversions upon a Fundamental Change

If, as described above under “—Increase of Conversion Rate upon a Fundamental Change,” we are required to increase the conversion rate as a result of a fundamental change, payment of such additional ADSs associated with notes surrendered for conversion in connection with a fundamental change will be settled as follows:

•

if the conversion date occurs prior to the date of effectiveness of such fundamental change, settlement of such additional ADSs shall occur no later than the third business day immediately following such date of effectiveness; and

•

if the conversion date occurs on or following the date of effectiveness of such fundamental change, settlement of such additional ADSs shall occur no later than the third business day immediately following such conversion date.

We will settle such conversions by delivering ADSs or reference property (as defined below), as applicable, based on the increased conversion rate resulting from such fundamental change.

For the avoidance of doubt, in the event notes are surrendered for conversion in connection with an anticipated fundamental change and such fundamental change does not in fact occur, no additional ADSs will be added to the conversion rate and no additional ADSs or reference property will be paid as a result of the related anticipated fundamental change.

Conversion Rate Adjustments

Adjustment Events

Subject to the terms of the indenture, we will adjust the conversion rate as described below.

(1) If we issue our ordinary shares as a dividend or distribution on our ordinary shares, or if we effect a share split or share combination in respect of ordinary shares, then the conversion rate shall be adjusted based on the following formula:

where

CR0	=	the conversion rate in effect at the close of business on the record date for such dividend or distribution, or effective date of such share split or combination, as applicable;

CR'	=	the conversion rate in effect immediately after the record date or effective date, as applicable;

OS0	=	the number of ordinary shares outstanding immediately prior to the close of business on the record date or effective date, as applicable; and

OS'	=	the number of ordinary shares outstanding immediately after and solely as a result of such event.

(2) If we issue to all or substantially all holders of our outstanding ordinary shares any rights or warrants (other than pursuant to any dividend reinvestment or share purchase plans) entitling them for a period of not more than 45 days from the issuance date thereof to subscribe for or purchase our ordinary shares (directly or in the form of ADSs), or securities convertible into our ordinary shares or ADSs, at a price per share less than the average of the closing prices of our ADSs divided by the number of ordinary shares then represented by each ADS over the five consecutive trading day period ending on the trading day immediately preceding the date of announcement of such issuance, the conversion rate shall be adjusted based on the following formula; provided that the conversion rate will be readjusted to the extent that such rights or warrants are not exercised prior to their expiration:

where

CR0	=	the conversion rate in effect at the close of business on the record date for such issuance;

CR'	=	the conversion rate in effect immediately after the record date for such issuance;

OS0	=	the number of our ordinary shares outstanding at the close of business on the record date for such issuance;

X	=	the total number of our ordinary shares (directly or in the form of ADSs) issuable pursuant to such rights or warrants; and

Y	=	the number of our ordinary shares equal to (x) the aggregate price payable to exercise such rights or warrants divided by (y) the average of the closing prices of our ADSs, divided by the number of ordinary shares then represented by each ADS, over the five consecutive trading day period ending on the trading day immediately preceding the date of announcement of the issuance of such rights or warrants.

In determining whether any rights or warrants entitle the holders to subscribe for or purchase our ordinary shares (directly or in the form of ADSs) at less than the average of the closing prices of our ADSs divided by the number of ordinary shares then represented by each ADS over the five consecutive trading period ending on the trading day immediately preceding the date of announcement of such issuance, and in determining the aggregate price payable to exercise such rights or warrants, there shall be taken into account any consideration received by us for such rights or warrants and any amount payable on exercise thereof, the value of such consideration, if other than cash, to be determined in good faith by our board of directors.

(3) If we shall, by dividend or otherwise, distribute to all or substantially all holders of our ordinary shares (other than pursuant to a distribution covered by clause (1) above), evidences of our indebtedness or other non-cash assets (including shares of capital stock or similar equity interests in or relating to a subsidiary or other business unit), or rights or warrants, but excluding dividends, distributions and rights or warrants covered by clause (1), clause (2) or clause (5) hereof (in each case pursuant to which an adjustment is made) (any of such shares of capital stock, indebtedness, or other assets or property hereinafter in this clause (3) called the “distributed property”), then, in each such case the conversion rate shall be adjusted based on the following formula:

where

CR0	=	the conversion rate in effect at the close of business on the record date for such distribution;

CR'	=	the conversion rate in effect immediately after the record date for such distribution;

SP0	=	the average of the closing prices of our ADSs, divided by the number of ordinary shares then represented by each ADS, over the five consecutive trading day period ending on the trading day immediately preceding the record date for such distribution; and

FMV	=	the fair market value (as determined in good faith by our board of directors) of the portion of distributed property with respect to each outstanding ordinary share on the record date for such distribution.

If the fair market value of the portion of the distributed property so distributed applicable to one ordinary share is equal to or greater than the average closing price of our ADSs, divided by the number of ordinary shares then represented by each ADS, over the five consecutive trading day period ending on the record date for such dividend or distribution, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder shall have the right to receive, for each $1,000 principal amount of notes upon conversion, the amount of distributed property such holder would have received had such holder owned a number of ordinary shares equal to the conversion rate multiplied by the number of ordinary shares then represented by each ADS on the record date fixed for determination for holders of our ordinary shares entitled to receive such distribution.

With respect to an adjustment pursuant to this clause (3) where there has been a payment of a dividend or other distribution on our ordinary shares consisting of publicly traded shares of capital stock of any class or series, or similar equity interest, of or relating to a subsidiary or other business unit of ours (a “spin-off,” and any such dividend or distribution of ordinary shares, shares of capital stock or equity interests being “spin-off securities”), the conversion rate in effect immediately before the close of business on the 10th trading day immediately following, and including, the effective date for the distribution of the spin-off securities shall be increased based on the following formula:

where

CR0	=	the conversion rate in effect immediately prior to the close of business on the 10th trading day immediately following, and including, the effective date for the distribution of the spin-off securities;

CR'	=	the conversion rate in effect from and after the close of business on the 10th trading day immediately following, and including, the effective date for the distribution of the spin-off securities;

FMV0	=	the average of the closing prices of the capital stock or similar equity interest distributed to holders of our ordinary shares applicable to one ordinary share over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off; and

MP0	=	the average of the closing prices of our ADSs, divided by the number of ordinary shares then represented by each ADS, over the first 10 consecutive trading day period immediately following, and including, the effective date of the spin-off.

The adjustment to the conversion rate under the preceding paragraph shall occur at the close of business on the 10th trading day immediately following, and including, the effective date of the spin-off. If an adjustment to the conversion rate is required under this clause (3) in connection with a spin-off in respect of notes that have been tendered for conversion, delivery of the related conversion consideration will be delayed to the extent necessary in order to complete the calculations provided for in connection with a spin-off.

(4) If we pay a cash dividend or distribution to all or substantially all holders of our ordinary shares (other than (i) in connection with our liquidation, dissolution or winding up or (ii) distributions described in clause (5)), the conversion rate shall be adjusted based on the following formula:

where

CR0	=	the conversion rate in effect at the close of business on the record date for such dividend or distribution;

CR'	=	the conversion rate in effect immediately after the record date for such distribution;

SP0	=	the average closing price of our ADSs, divided by the number of ordinary shares then represented by each ADS, over the five consecutive trading day period ending on the trading day immediately preceding the record date for such dividend or distribution; and

C	=	the amount in cash per share we dividend or distribute to holders of ordinary shares.

If the portion of the cash so distributed applicable to one ordinary share is equal to or greater than the average closing price of our ADSs, divided by the number of ordinary shares then represented by each ADS, over the five consecutive trading day period ending on the record date for such dividend or distribution, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder shall have the right to receive, for each $1,000 principal amount upon conversion, the amount of cash such holder would have received had such holder owned a number of ordinary shares equal to the conversion rate on the record date for such distribution multiplied by the number of ordinary shares then represented by each ADS, without having to convert the notes.

(5) If we or any of our subsidiaries make a distribution of cash or other consideration in respect of a tender offer or exchange offer for all or any portion of our ordinary shares or ADSs representing our ordinary shares, in which such cash and the value of any such other consideration per share of our ordinary shares, or equivalent payment per ordinary share represented by our ADSs, validly tendered or exchanged exceeds the closing price of our ADSs divided by the number of ordinary shares then represented by each ADS on the 10th trading day immediately following the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer (as it may be amended), the conversion rate shall be increased based on the following formula:

where

CR0	=	the conversion rate in effect immediately before the close of business on the expiration date;

CR'	=	the conversion rate in effect on and after the expiration date;

AC	=	the aggregate value of all cash and any other consideration (as determined in good faith by our board of directors) distributed (or to be distributed) for ordinary shares purchased (directly or in the form of ADSs) in such tender or exchange offer;

OS0	=	the number of our ordinary shares outstanding immediately prior to the time such tender or exchange offer expires (including shares (directly or in the form of ADSs) validly tendered and not withdrawn in connection with the tender or exchange offer but excluding shares held in treasury);

OS'	=	the number of our ordinary shares outstanding as of the last time tenders or exchanges could have been made pursuant to such tender or exchange offer (excluding any shares (directly or in the form of ADSs) validly tendered and not withdrawn pursuant to the tender or exchange offer or shares held in treasury); and

SP'	=	the average of the closing prices of the ADSs, divided by the number of ordinary shares then represented by each ADS, over the 10 consecutive trading day period commencing on the trading day immediately following the date such tender or exchange offer expires.

If the application of any of the foregoing formulas (other than in connection with a share combination) would result in a decrease in the conversion rate, no adjustment to the conversion rate will be made.

No adjustment to the conversion rate will be made if we provide that the holders of the notes will participate in the distribution without conversion.

Whenever any provision of the indenture requires us to calculate an average of the closing price over a span of multiple days, we will make appropriate adjustments to account for any adjustment to the conversion rate that becomes effective, or any event requiring an adjustment to the conversion rate where the “ex” date of the event occurs, at any time during the period from which the average is to be calculated.

Adjustments to the conversion rate will be calculated to the nearest 1/10,000th of an ADS. Notwithstanding anything in this section to the contrary, we will not be required to adjust the conversion rate unless the adjustment would result in a change of at least 1% of the conversion rate. However, we will carry forward any adjustments that are less than 1% of the conversion rate and take them into account when determining subsequent adjustments. In addition, upon conversion of a note we will make any carry forward adjustments not otherwise effected.

In addition, to the extent that the number of ordinary shares represented by each ADS is changed, appropriate adjustments to the conversion rate or conversion rate adjustments described above, if required, will be made to reflect such change.

Events That Will Not Result in Adjustment

The conversion rate will not be adjusted for any transaction except as provided above in “—Adjustment Events” and, in the event of a fundamental change, as described provided above in “Conversion of Notes—Conversion Rate—Increase of Conversion Rate upon a Fundamental Change.” Without limiting the foregoing, the conversion rate will not be adjusted:

•

upon the issuance of any ordinary shares pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our ordinary shares under any plan;

•

upon the issuance of any ordinary shares or options or rights to purchase shares of our ordinary shares pursuant to any present or future employee, director or consultant benefit plan or program of ours or our subsidiaries’ or assumed by us or any of our subsidiaries;

•

upon the issuance of any ordinary shares pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the time the notes were first issued;

•	for a change in the par value of our ordinary shares; or

•	for accrued and unpaid interest.

Treatment of Rights

In the event we adopt or implement a shareholder rights plan (each, a “shareholder rights plan”) pursuant to which rights (“rights”), whether pursuant to our articles of association, a board resolution or agreement, are distributed to the holders of our ordinary shares, we shall provide that such shareholder rights plan provides that each ordinary share represented by the ADSs issued upon conversion of the notes at any time prior to the distribution of separate certificates representing such rights will be entitled to receive such rights, and there shall not be any adjustment to the conversion privilege or conversion rate at any time prior to the distribution of separate certificates representing such rights. If, however, prior to any conversion, the rights have separated from the ordinary shares, the conversion rate will be adjusted at the time of separation as if we distributed to all holders of our ordinary shares, our assets, debt securities or rights as described in clause (3) under “—Adjustment Events” above, subject to readjustment in the event of the expiration, termination or redemption of such rights.

Change in the Conversion Rights upon Certain Reclassifications, Business Combinations, Asset Sales and Corporate Events

In the event of:

•

any reclassification of our ordinary shares (other than a change only in par value, or from par value to no par value or from no par value to par value, or a change as a result of a subdivision or combination of our ordinary shares);

•	a statutory share exchange, consolidation, merger or combination involving us; or

•	a sale or conveyance to another person of all or substantially all of our property and assets;

in each case, as a result of which our ordinary shares would be converted into, or exchanged for, stock, other securities, other property or assets (including cash or any combination thereof), then, at the effective time of the transaction, the right to convert a note will be changed into a right to convert it into the kind and amount of shares of stock, other securities or other property or assets (including cash or any combination thereof) that a holder of a number of ADSs equal to the conversion rate immediately prior to such transaction would have owned or been entitled to receive (the “reference property”) upon such transaction (assuming for such purposes such conversion were settled entirely in our ordinary shares) immediately prior to such transaction. If the transaction causes our ordinary shares to be converted into the right to receive more than a single type of consideration (determined based in part upon any form of shareholder election), the reference property into which the notes will be convertible will be deemed to be the weighted average of the types and amounts of such consideration received by the holders of our ordinary shares that affirmatively make such an election.

Voluntary Increases of Conversion Rate

Subject to applicable stock exchange rules and listing standards, we are permitted to increase the conversion rate of the notes by any amount for a period of at least 20 days if our board of directors determines that such increase would be in our best interest. We are required to give at least 15 days prior notice of any increase in the conversion rate. Subject to applicable stock exchange rules and listing standards, we may also increase the conversion rate to avoid or diminish income tax to holders of our ordinary shares in connection with a dividend or distribution of stock or similar event.

Tax Matters

A holder that is a United States person may, in some circumstances, including the distribution of cash dividends to holders of our ordinary shares, be deemed to have received a distribution or dividend subject to U.S. federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion rate. For a discussion of the U.S. federal income tax treatment of an adjustment to the conversion rate, see “Taxation—Certain United States Federal Income Tax Considerations—Constructive Distributions.”

Conversion Procedures

The right of conversion attaching to any note may be exercised (a) if such note is represented by a global note, by book-entry transfer to the conversion agent (which will initially be the trustee) through the facilities of DTC and compliance with the procedures thereof or (b) if such note is represented by a certificated security, by delivery of such note at the specified office of the conversion agent, accompanied, in either case, by a duly signed and completed conversion notice and appropriate endorsements and transfer documents, if required by the conversion agent, as well as ADS delivery instructions and applicable fee as required by the depositary. The “conversion date” shall be the date on which the note and all of the items required for conversion shall have been so delivered and the requirements for conversion have been met.

No separate payment or adjustment will be made for accrued and unpaid interest on a converted note or for dividends or distributions on any of our ordinary shares represented by ADSs issued upon conversion of a note, except as provided in the indenture. By delivering to the holder the number of our ADSs issuable upon conversion, together with a cash payment in lieu of any fractional ADSs, we will satisfy our obligation with respect to the conversion of the notes. Accordingly, any accrued but unpaid interest will be deemed paid in full upon conversion, rather than cancelled, forfeited or extinguished.

If the holder converts notes after the close of business on a record date for an interest payment but prior to the corresponding interest payment date, such holder will receive on the interest payment date interest accrued on those notes, notwithstanding the conversion of notes prior to the interest payment date, assuming the holder was the holder of record at the close of business on the corresponding record date. Each holder, however, agrees, by accepting a note, that if the holder surrenders any notes for conversion during such period, such holder must pay us at the time such holder surrenders its note for conversion an amount equal to the interest that will be paid on the notes being converted on the interest payment date. The preceding sentence does not apply, however, if (1) any overdue interest exists at the time of conversion with respect to the notes being converted, but only to the extent of the amount of such overdue interest, (2) we have specified a repurchase date following a fundamental change that is after a record date and on or prior to the next interest payment date or (3) the holder surrenders any notes for conversion after the close of business on the record date relating to the final interest payment date.

Holders of notes are not required to pay any taxes or duties relating to the issuance or delivery of any ADSs upon exercise of conversion rights, but they are required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of the ADSs in a name other than the name of the holder of the note. Certificates representing the ADSs will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid.

The notes will be deemed to have been converted immediately prior to the close of business on the conversion date. Delivery of ADSs will be accomplished by delivery to the conversion agent of certificates for the relevant number of ADSs, other than in the case of holders of notes in book-entry form with DTC, which ADSs shall be delivered in accordance with DTC customary practices. A holder will not be entitled to any rights as a holder of our ordinary shares or ADSs, including, among other things, the right to vote and receive dividends and notices of shareholder meetings, until the conversion is effective.

We will agree to take all such actions and obtain all such approvals and registrations with respect to the conversion of the notes into ADSs and the issuance, and deposit into the ADS facility, of the ordinary shares represented by such ADSs. We will also undertake to maintain, as long as the notes are outstanding, the effectiveness of a registration statement on Form F-6 relating to our ADSs and an adequate number of ADSs available for issuance thereunder such that unrestricted ADSs can be delivered in accordance with the terms of the indenture, the notes and the deposit agreement upon conversion of the notes.

Repurchases of Notes

Repurchase of Notes at the Option of Holders

Holders may require us to repurchase all or a portion of their outstanding notes on July 15, 2011, in integral multiples of US$1,000 at a price in cash equal to 100% of the principal amount of the notes to be repurchased, subject to the terms and conditions described below under “—Repurchase Procedures”.

On such repurchase date, we will repurchase all notes for which the holders have delivered and not withdrawn a written repurchase notice. Registered holders may submit their written repurchase notice to the paying agent at any time from the opening of business on the date that is 20 business days before such repurchase date until the close of business on the business day immediately preceding such repurchase date.

For a discussion of certain tax considerations applicable to a holder receiving cash upon a repurchase of the notes at the holder’s option, see “Taxation—Certain United States Federal Income Tax Considerations.”

We will give notice on a date that is at least 20 business days before such repurchase date to all registered holders at their addresses shown on the register of the registrar, and to beneficial owners as required by applicable law, stating, among other things:

•	the amount of the repurchase price;

•

that notes with respect to which the holder has delivered a repurchase notice may be converted, if otherwise convertible, only if the holder withdraws the repurchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to repurchase their notes, including the name and address of the paying agent.

Repurchase of Notes upon a Fundamental Change

In the event of a fundamental change (as defined below) each holder will have the right at its option, subject to the terms and conditions described below under “—Repurchase Procedures”, to require us to repurchase some or all of such holder’s notes for cash in integral multiples of $1,000 principal amount, at a price equal to 100% of the principal amount of the notes being repurchased, plus accrued and unpaid interest, if any, up to, but not including, the repurchase date. We will be required to repurchase the notes on a date that is not less than 15 nor more than 30 days after the date we mail the notice referred to below.

Within 30 days after a fundamental change has become effective, we must mail to all holders of the notes at their addresses shown in the register of the registrar and to beneficial owners, as required by applicable law, a notice regarding the fundamental change, which notice must state, among other things:

•	the events causing such fundamental change;

•	the date of such fundamental change;

•	the last date on which a holder may exercise the repurchase right;

•	the repurchase price;

•	the repurchase date;

•	the names and addresses of the paying and conversion agents;

•	the conversion rate, and any increase to the conversion rate that resulted from the fundamental change;

•	that notes with respect to which a repurchase notice is given by the holder may be converted only if the repurchase notice has been withdrawn in accordance with the terms of the indenture; and

•	the procedures that holders must follow to exercise the right.

A “fundamental change” will be deemed to have occurred upon the occurrence of any of the following:

(1) a “person” or “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, becomes the direct or indirect “beneficial owner,” as defined in Rule 13d-3 under the Exchange Act, of shares of our capital stock representing more than 50% of the voting power of our capital stock entitled to vote generally in the election of directors and (i) files, or is required to file, a Schedule 13D or Schedule TO or any other schedule, form or report under the Exchange Act disclosing such beneficial ownership or (ii) we otherwise become aware of any such person or group;

(2) the ADSs into which the notes are then convertible cease to be listed for trading on the New York Stock Exchange, the Nasdaq Global Select Market or another national securities exchange and are not then quoted on an established automated over-the-counter trading market in the United States;

(3) a consolidation, merger or binding share exchange, or any conveyance, transfer, sale, lease or other disposition in a single transaction or a series of transactions of all or substantially all of our properties and assets other than:

•	any transaction:

(i) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock; and

(ii) pursuant to which holders of our capital stock immediately prior to the transaction have the entitlement to exercise, directly or indirectly, 50% or more of the total voting power of all shares of capital stock entitled to vote generally in elections of directors of the continuing or surviving or successor person immediately after giving effect to such transaction in substantially the same proportion as their entitlement to exercise, directly or indirectly, voting power of shares of our capital stock entitled to vote generally in elections of our directors immediately prior to such transaction; or

•

any transaction that is effected solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding shares of ordinary shares, if at all, solely into shares of ordinary shares of the surviving entity or a direct or indirect parent of the surviving corporation; or

(4) our shareholders approve any plan or proposal for our liquidation or dissolution.

Notwithstanding the foregoing, in the case of a consolidation or merger transaction, it will not constitute a fundamental change (under either of clauses (1) or (3) above) if at least 90% of the consideration for our ordinary shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the consolidation or merger consists of securities traded on a United States national securities exchange, or which will be so traded when issued or exchanged in connection with the fundamental change, and as a result of such consolidation or merger the notes become convertible solely into such consideration.

For purposes of this fundamental change definition, “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

The phrase “all or substantially all” as it is used in the definition of fundamental change will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There is a degree of uncertainty in interpreting this phrase. As a result, we cannot assure holders how a court would interpret this phrase under applicable law if holders elect to exercise their rights following the occurrence of a transaction that such holders believe constitutes a transfer of “all or substantially all” of our properties and assets.

This fundamental change repurchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate our ordinary shares or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the fundamental change repurchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the fundamental change repurchase feature is a result of negotiations between us and the underwriters.

The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a fundamental change may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

We could, in the future, enter into certain transactions, including mergers or recapitalizations, that would not constitute a fundamental change but would increase the amount of debt, including other senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including other senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

Repurchase Procedures

To exercise its right to require us to repurchase its notes on July 15, 2011 or in connection with a fundamental change, a holder must transmit to the paying agent a written repurchase notice, and such repurchase notice must be received by the paying agent no later than the close of business on the business day immediately preceding the repurchase date. The repurchase notice must state:

•	the certificate numbers of the notes to be delivered by the holder, if applicable;

•	the portion of the principal amount of notes to be repurchased, which portion must be $1,000 or an integral multiple of $1,000; and

•	that such notes are being tendered for repurchase pursuant to the repurchase at the option of the holder or fundamental change provisions of the indenture, as the case may be.

A holder may withdraw any repurchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date. The notice of withdrawal must state:

•	the certificate numbers of the notes being withdrawn, if applicable;

•	the principal amount of notes being withdrawn, which must be $1,000 or an integral multiple of $1,000; and

•	the principal amount, if any, of the notes that remain subject to the repurchase notice.

If the notes are in global form, the foregoing notices from holders must comply with the applicable DTC procedures.

We will agree under the indenture to:

•	comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act that may then be applicable; and

•	otherwise comply with all federal and state securities laws in connection with any repurchase of the notes by us.

Our obligation to pay the repurchase price for a note for which a repurchase notice has been delivered and not validly withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at any time after the delivery of such repurchase notice. We will cause the repurchase price for such note to be paid promptly following the later of the repurchase date or the time of book-entry transfer or delivery of such note.

If the paying agent holds money sufficient to pay the repurchase price of a note for which a repurchase notice has been delivered on the repurchase date in accordance with the terms of the indenture, then, on and after the repurchase date, the notes will cease to be outstanding and interest, if any, on such notes will cease to accrue, whether or not the notes are transferred by book entry or delivered to the paying agent. Thereafter, all rights of the holder shall terminate, other than the right to receive the repurchase price upon book-entry transfer or delivery of the note.

We may not have the financial resources, and we may not be able to arrange for financing, to pay the repurchase price for all notes holders have elected to have us repurchase. Furthermore, the terms of our future indebtedness may limit our ability to pay the repurchase price to repurchase notes. Our failure to repurchase the notes when required would result in an event of default with respect to the notes.

No notes may be purchased if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the applicable repurchase price of the notes.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge into any person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of our properties and assets to any successor person in a single transaction or series of transactions, unless:

•

we are the surviving person or the resulting, surviving or transferee person, if other than us, is a corporation, organized and validly existing under the laws of the Cayman Islands, the British Virgin Islands, Bermuda, Hong Kong, the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing;

•

if as a result of such transaction the notes become convertible into capital stock or other securities issued by a third party, such third party fully and unconditionally guarantees all obligations of us or such successor under the notes and the indenture; and

•	other conditions described in the indenture are met.

When such a person assumes our obligations in such circumstances, subject to certain exceptions, we shall be discharged from all obligations under the notes and the indenture. Although the indenture permits these transactions, some of the transactions could constitute a fundamental change of us and permit each holder to require us to repurchase the notes of such holder as described under “Repurchases of Notes—Repurchase of Notes upon a Fundamental Change.” An assumption of our obligations under the notes and the indenture by such corporation might be deemed for U.S. federal income tax purposes to be an exchange of the notes for new notes by the beneficial owners thereof, and could possibly result in recognition of gain or loss for such purposes and other adverse tax consequences to the beneficial owner. You should consult your own tax advisors regarding the tax consequences of such an assumption.

Reports

The indenture governing the notes provides that any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act will be delivered to the trustee within 30 days after the same is required to be filed with the SEC, provided, however, that any such reports or documents filed with the SEC pursuant to its Electronic Data Gathering, Analysis and Retrieval (or EDGAR) system shall be deemed delivered to the Trustee, and provided further, that if we are not required to file such documents or reports with the SEC, we will deliver such documents and reports to the Trustee and the holders of the notes within 30 days after the same would have been required to be filed with the SEC had we been required to so file such documents and reports.

Events of Default

Each of the following constitutes an “event of default” with respect to the notes:

(1) default in the payment of any interest on any of the notes, when the interest becomes due and payable, and continuance of such default for a period of 30 days;

(2) default in the payment of the principal of or any premium on any of the notes, when the principal or premium becomes due and payable at their maturity or upon exercise of a repurchase right;

(3) our failure to deliver all ADSs or reference property, as applicable, when the same is required to be delivered upon conversion of a note;

(4) default in our obligation to provide notice of the occurrence of a fundamental change when required by the indenture;

(5) our failure to comply with any of our other agreements contained in the notes or the indenture which failure continues for 60 days after written notice of such default from the trustee or holders of at least 25% in principal amount of the notes then outstanding has been received by us;

(6) (i) our failure or the failure by one of our majority-owned subsidiaries to make any payment by the end of any applicable grace period after maturity of principal and/or accrued interest with respect to any of our obligations for borrowed money or evidenced by bonds, notes or similar instruments (“indebtedness”), in the aggregate principal amount then outstanding of $25 million (or its foreign equivalent at the time) or more, or (ii) the acceleration of principal and/or accrued interest with respect to indebtedness in the aggregate principal amount then outstanding of $25 million (or its foreign equivalent at the time) or more if in the case of (i) and (ii) above, such failure is not cured or waived, or such acceleration is not rescinded, within 30 days after written notice of such default from the trustee or holders of at least 25% in principal amount of the notes then outstanding has been received by us;

(7) any judgment or judgments for the payment of money in an aggregate amount in excess of $40 million (or its foreign currency equivalent at the time) that shall be rendered against us or any of our majority-owned subsidiaries and that shall not be waived, satisfied or discharged for any period of 60 consecutive days during which a stay of enforcement shall not be in effect; or

(8) certain events of bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries, within the meaning of Rule 1-02(w) of Regulation S-X.

The indenture will provide that, to the extent elected by us, the sole remedy for an event of default relating to the failure to file any documents or reports that we are required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act and for any failure to comply with the requirements of Section 314(a)(1) of the Trust Indenture Act or of the covenant described above in “—Reports” will (i) for the first 120 days after the occurrence of such an event of default consist exclusively of the right to receive an extension fee on the notes in an amount equal to 0.25% of the principal amount of the notes and (ii) for the next 90 days after the expiration of such 120 day period consist exclusively of the right to receive an additional extension fee on the notes in an amount equal to an additional 0.25% of the principal amount of the notes. If we so elect, such extension fees will be payable on all outstanding notes on or before the date on which such event of default first occurs in the case of the first extension period and on or before the 120th day after such event of default in the case of the second extension period. On the 121st day after such event of default (if the event of default relating to the reporting obligations is not cured or waived prior to such 121st day and if the second extension fee is not paid before such date), or on the 211th day after such event of default (if the second extension fee was paid and the event of default relating to the reporting obligations is not cured or waived prior to such 211th day), the notes will be subject to acceleration as provided below. In order to elect to pay the extension fee as the sole remedy during the first 210 days after the occurrence of such event of default, we must notify all holders of notes and the trustee and paying agent of such election. The provisions of the indenture described in this paragraph will not affect the rights of holders of notes in the event of the occurrence of any other event of default. In the event we do not elect to pay the extension fees in accordance with this paragraph, the notes will be subject to acceleration as provided below.

If an event of default other than an event of default described in clause (8) above with respect to us occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the principal amount of the notes then outstanding plus any interest on the notes accrued and unpaid, if any, through the date of such declaration to be immediately due and payable (“acceleration”).

The indenture provides that if an event of default described in clause (8) above with respect to us occurs, the principal amount of the notes plus accrued and unpaid interest, if any, will automatically become immediately due and payable. However, the effect of such provision may be limited by applicable law.

At any time after a declaration of acceleration has been made, but before a judgment or decree for payment of money has been obtained by the trustee, and subject to applicable law and certain provisions of the indenture, the holders of a majority in aggregate principal amount of the notes then outstanding may, under certain circumstances, rescind and annul such acceleration.

The indenture does not obligate the trustee to exercise any of its rights or powers at the request or demand of the holders, unless the holders have offered to the trustee security or indemnity that is reasonably satisfactory to the trustee against the costs, expenses and liabilities that the trustee may incur to comply with the request or demand. Subject to the indenture and applicable law, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

No holder shall have any right to institute any action, suit or proceeding at law or in equity for the execution of any trust under the indenture or for the appointment of a receiver or for any other remedy under the indenture, in each case with respect to an event of default, unless:

•	such holder previously shall have given to the trustee written notice of a continuing event of default;

•	the holders of 25% in principal amount of the notes then outstanding shall have requested the trustee in writing to take action in respect of the complained matter; and

•

a satisfactory indemnity against the costs, expenses and liabilities to be incurred shall have been offered to the trustee, and the trustee, within 60 days after receipt of such notice, request and offer of indemnity, shall have neglected or refused to institute any such action, suit or proceeding;

and such notice, request and offer of indemnity are conditions precedent to any such action, suit or proceeding by any holder of the notes.

However, nothing in the indenture or in the notes shall affect or impair our obligation to pay the principal of, premium, if any, and interest on the notes to the holders at the due dates or affect or impair the right of such holders to institute suit to enforce the payment of, or conversion of, the notes.

Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default other than:

•	our failure to pay principal of or any interest, if any, on any note when due or to pay any repurchase price;

•	our failure to convert any note into our ADSs or reference property, all in accordance with the terms of the indenture; and

•	our failure to comply with any of the provisions of the indenture that cannot be modified without the consent of the holder of each outstanding note.

We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not we, to the officers’ knowledge, are in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

If an event of default occurs, any notes in book-entry form at DTC may be exchanged for notes in certificated form registered in the name of the beneficial owner or its nominee.

Modification and Waiver

We and the trustee may amend or supplement the indenture or the notes without prior notice to, or the consent of, the holders, for any one or more of or all the following purposes:

(1) to add to the covenants and agreements to be observed and to add events of default, in each case for the protection or benefit of the holders of the notes, or to surrender any right or power conferred upon us;

(2) to add any events of default and to specify the rights and remedies of the trustee and the holders of the notes;

(3) to evidence the succession of another corporation to us, or successive successions, and the assumption by such successor of our covenants and obligations in the notes and the indenture;

(4) to evidence and provide for the acceptance of appointment by a successor trustee and to add to or change any provision of the indenture as necessary for or facilitate the administration of the trusts hereunder by more than one trustee;

(5) to secure the notes;

(6) to evidence any changes to the indenture for the removal or appointment of trustee or replacement of trustee resulting from merger, conversion or consolidation;

(7) to cure any ambiguity or to correct or supplement any provision in the indenture which may be defective or inconsistent with any other provision therein, or to make any other provisions with respect to matters or questions arising under the indenture which shall not adversely affect the interests of the holders of the notes;

(8) to comply with the requirements of the Trust Indenture Act or the rules and regulations of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act;

(9) to add guarantors or co-obligors with respect to the notes;

(10) to permit the authentication and delivery of the additional notes;

(11) to supplement any of the provisions of the indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge of any of the notes thereunder, provided that any such action shall not adversely affect the interests of any holder of the notes in any material respect as evidenced by an opinion of counsel;

(12) to make adjustments in accordance with the indenture to the right to convert the notes into reference property;

(13) to make provision with respect to adjustments to the conversion rate as required by the indenture or to increase the conversion rate in accordance with the indenture;

(14) to conform the text of the indenture or the notes to any provision of this Description of the Notes to the extent that such provision in this Description of the Notes was intended to be a verbatim recitation of a provision of the indenture or the notes; or

(15) make any changes of a formal, minor or technical nature or necessary to correct a manifest error or to comply with mandatory provisions of applicable law as evidenced by an opinion of counsel so long as such change does not adversely affect the rights of the holders of the notes in any material respect.

In addition, we and the trustee may amend or supplement the base indenture without prior notice to, or the consent of, the holders, to establish the form and terms of securities of any new series.

With the consent of the holders of a majority in aggregate principal amount of the notes, we and the trustee may amend or supplement the indenture for the purpose of adding any provisions to or changing in any manner or eliminating any provisions of the indenture or of modifying in any manner the rights of the holders of the notes; provided, however, that no such amendment or supplement shall, without the consent of the holder of each outstanding note affected thereby (and without the consent of the trustee as to (3) below),

(1) extend the maturity of the principal of, or any installment of interest on, the notes, or reduce the principal amount or the interest or any premium payable upon redemption of the notes, or change the currency in which the principal of and premium, if any, or interest on the notes is denominated or payable, or reduce the amount of the principal upon a declaration of acceleration of the maturity, or impair the right to institute suit for the enforcement of any payment on any note or adversely affect the right of the holders to convert the note;

(2) reduce the percentage in principal amount of the notes, the consent of whose holders is required for any amendment or supplement, or the consent of whose holders is required for any waiver of compliance with certain provisions of the indenture or certain defaults and their consequences provided for the indenture;

(3) modify the rights, duties or immunities of the trustee;

(4) modify the provisions with respect to the repurchase rights of the holders described under “—Repurchase of Notes” in a manner adverse to holders; or

(5) alter the manner of calculation or rate of accrual of interest, repurchase price or the conversion rate (except in a manner provided for in the indenture) on any note or extend the time for payment of any such amount.

In addition, subject to certain exceptions, the holders of a majority in aggregate principal amount of the outstanding notes may, without prior notice to the holders, waive our compliance in any instance with any provision of the indenture or waive any past default under the indenture and its consequences, except a default in the payment of any amount due, or in the obligation to deliver ADSs or reference property, with respect to any note or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding note affected.

We may set a record date for determining the identity of the holder of the notes entitled to give a written consent or waive compliance by us. Such record date shall not be more than 30 days prior to the first solicitation of such consent or waiver or the date of the most recent list of holders furnished to the trustee prior to such solicitation pursuant to Section 312 of the Trust Indenture Act.

Promptly after the execution by us and the trustee of any amendment or supplement, we shall mail a notice describing generally such amendment or supplement to the holders of notes at their addresses appearing in our register. Any failure by us to mail such notice shall not impair or affect the validity of any such supplement or amendment.

Satisfaction and Discharge

We may satisfy and discharge our obligations under the indenture by delivering to the trustee for cancellation all outstanding notes or by depositing with the paying agent or conversion agent, as the case may be, after the notes have become due and payable or subject to conversion, whether at maturity or any repurchase date or by delivery of a notice of conversion or otherwise, cash, ordinary shares, ADSs, reference property or other consideration (as applicable under the terms of the indenture) sufficient to pay all of our obligations with respect to the outstanding notes and paying all other sums payable under the indenture. Such discharge is subject to terms contained in the indenture.

Calculations in Respect of the Notes

We or our calculation agents will be responsible for making all calculations called for under the notes. These calculations include, but are not limited to, determination of the sale price of our ordinary shares and ADSs and the amount of any increase in the conversion rate for any notes converted in connection with a fundamental change. We or our calculation agents will make all these calculations in good faith and, absent manifest error, our and their calculations will be final and binding on holders of notes. We or our calculation agents will provide a schedule of these calculations to the trustee and conversion agent, if different, and the trustee, conversion agent, registrar and paying agent are entitled to conclusively rely upon the accuracy of these calculations without independent verification, and none of the trustee, conversion agent, registrar or paying agent shall have any responsibility for making any such calculations.

Additional Amounts

All payments made by us under or with respect to the notes will be made without withholding or deduction for, or on account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or within any jurisdiction in which we or any successor are organized or resident for tax purposes or through which payment is made (or any political subdivision or taxing authority thereof or therein) (each, as applicable, a “Relevant Taxing Jurisdiction”), unless such withholding or deduction is required by law or by regulation or governmental policy having the force of law. In the event that any such withholding or deduction is so required, we will pay to the holder of each note such additional amounts (“Additional Amounts”) as may be necessary to ensure that the net amount received by the holder after such withholding or deduction (and after deducting any taxes on the Additional Amounts) shall equal the amounts which would have been received by such holder had no such withholding or deduction been required, except that no Additional Amount shall be payable:

•	for or on account of:

(a) any tax, duty, assessment or other governmental charge that would not have been imposed but for:

(i) the existence of any present or former connection between the holder or beneficial owner of such note and the Relevant Taxing Jurisdiction other than merely holding such note or the receipt of payments thereunder, including, without limitation, such holder or beneficial owner being or having been a national, domiciliary or resident of such Relevant Taxing Jurisdiction or treated as a resident thereof or being or having been physically present or engaged in a trade or business therein or having or having had a permanent establishment therein;

(ii) the presentation of such note (in cases in which presentation is required) more than 30 days after the later of the date on which the payment of the principal of, and premium, if any, on, such note became due and payable pursuant to the terms thereof or was made or duly provided for; or

(iii) the failure of the holder or beneficial owner to comply with a timely request from us or any successor, addressed to the holder or beneficial owner, as the case may be, to provide certification, information, documents or other evidence concerning such holder’s or beneficial owner’s nationality, residence, identity or connection with the Relevant Taxing Jurisdiction, or to make any declaration or satisfy any other reporting requirement relating to such matters, if and to the extent that due and timely compliance with such request is required by law, regulation or administrative practice of the Relevant Taxing Jurisdiction to reduce or eliminate any withholding or deduction as to which Additional Amounts would have otherwise been payable to such holder or beneficial owner;

(b) any estate, inheritance, gift, sale, transfer, capital gains, excise, personal property or similar tax, assessment or other governmental charge;

(c) any tax, duty, assessment or other governmental charges that is payable otherwise than by withholding from payments under or with respect to the notes; or

(d) any combination of taxes, duties, assessments or other governmental charges referred to in the preceding clauses (a), (b) or (c); or

•

with respect to any payment of the principal of, or premium, if any, on, such note to a holder, if the holder is a fiduciary, partnership or person other than the sole beneficial owner of any payment to the extent that such payment would be required to be included in the income under the laws of the Relevant Taxing Jurisdiction, for tax purposes, of a beneficiary or settlor with respect to the fiduciary, a member of that partnership or a beneficial owner who would not have been entitled to such Additional Amounts had that beneficiary, settlor, partner or beneficial owner been the holder thereof.

Whenever there is mentioned in any context the payment of interest on, principal of, and any premium on, any note, such mention shall be deemed to include payment of Additional Amounts provided for in the indenture to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

Governing Law

The indenture and the notes are governed by, and construed in accordance with, the laws of the State of New York.

Concerning the Trustee

Wilmington Trust Company will be the trustee under the indenture. The trustee will be the paying agent, conversion agent and registrar for the notes.

If the trustee becomes one of our creditors, the indenture limits the right of the trustee to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claims, as security or otherwise. The trustee will be permitted to engage in other transactions; if, however, after a default has occurred and is continuing, it acquires any conflicting interest, it must eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee (if the indenture has been qualified under the Trust Indenture Act) or resign.

No representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the trustee as to the accuracy or completeness of the information included or incorporated by reference in this prospectus supplement or the accompanying prospectus or any other information supplied in connection with the notes.

No Personal Liability of Directors, Officers, Employees and Stockholders

No director, officer, employee, incorporator, stockholder or partner of our company, as such, will have any liability for any obligations of our company under the notes, the indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Book-Entry Delivery and Form

We will initially issue the notes in the form of one or more global notes. The global note will be deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., as DTC’s nominee. Except as set forth below, the global note may be transferred, in whole and not in part, only to DTC or another nominee of DTC. Holders may hold their beneficial interests in the global note directly through DTC if they have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the underwriter, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global note will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global note will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global note.

Owners of beneficial interests in global notes who desire to convert their notes in accordance with the indenture should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

So long as DTC, or its nominee, is the registered owner or holder of a global note, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global note will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global note, holders will not be entitled to have the notes represented by the global note registered in their name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global note. We understand that, under existing industry practice, if an owner of a beneficial interest in the global note desires to take any action that DTC, as the holder of the global note, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

We will make payments of principal of, and any interest on, the notes represented by the global note registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global note. We expect that DTC or its nominee, upon receipt of any payment of principal of, or interest on, the global note, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global note as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global note held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. Neither we, the trustee nor any paying agent or conversion agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global note for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global note owning through such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global note is credited, and only in respect of such portion of the aggregate principal amount of notes to which such participant or participants has or have given such direction. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will issue notes in certificated form in exchange for global notes. In addition, the owner of a beneficial interest in a global note will be entitled to receive a note in certificated form in exchange for such interest if an event of default has occurred and is continuing.

Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF THE REGISTERED ADS BORROW FACILITY

To make the purchase of the notes more attractive to prospective investors, we have entered into the ADS Lending Agreement, dated July 17, 2008, with the ADS Borrower, under which we have agreed to loan to the ADS Borrower up to an aggregate of 4,073,194 of our ADSs from time to time during the period beginning on the first date on which any ADSs being offered pursuant to the ADS prospectus supplement are delivered to investors and ending on August 16, 2008 (subject to market disruption and the unavailability of the accompanying prospectus). Subject to the terms of the ADS Lending Agreement, the ADSs borrowed pursuant to the ADS Lending Agreement must generally be returned to us by the earliest of:

•	July 15, 2013;

•

the date as of which we have notified the ADS Borrower in writing of our intention to terminate the ADS Lending Agreement at any time after the later of (x) the date on which the entire principal amount of the notes ceases to be outstanding, and (y) the date on which the entire principal amount of any additional convertible securities of ours that we have in writing consented to permit the ADS Borrower to hedge under the ADS Lending Agreement ceases to be outstanding, in each case, whether as a result of conversion, redemption, repurchase, cancellation or otherwise; and

•	the date on which the ADS Lending Agreement shall terminate in accordance with its terms.

We refer to this period as the loan availability period.

Under the ADS Lending Agreement, the ADS Borrower has agreed to post and maintain collateral in the form of cash and certain non-cash items, with a market value equal to at least 100% of the market value of the borrowed ADSs as security for the obligation of the ADS Borrower to return the borrowed ADSs to us when required under the terms of the ADS Lending Agreement.

The ADS loans under the ADS Lending Agreement will terminate and any borrowed ADSs must be returned to us (i) if the offering of the notes is not consummated and (ii) at the end of the loan availability period. In addition, (i) the ADS Borrower may terminate all or any portion of its ADS loan under the ADS Lending Agreement at any time and (ii) we may terminate the ADS loan with the ADS Borrower upon a default of the ADS Borrower under the ADS Lending Agreement, including certain breaches by the ADS Borrower of its representations and warranties, covenants or agreements under the ADS Lending Agreement, or the bankruptcy of the ADS Borrower.

We will not receive any proceeds from the sale of the borrowed ADSs in this offering, but we will receive from the ADS Borrower a nominal processing fee of $0.001 per borrowed ADS.

The ordinary shares underlying the borrowed ADSs that we will issue to the ADS Borrower will be issued and outstanding for company law purposes, and, accordingly, the holders of the borrowed ADSs will have all of the rights of a holder of our outstanding ADSs, including the right, through the ADS depositary, to vote on all matters on which our ADS holders have a right to vote (except the ADS Borrower and its affiliates have agreed not to vote the borrowed ADSs held by them) and the right, through the ADS depositary, to receive any dividends or other distributions made to ADS holders in respect of any dividend or other distribution that we may pay or make on our outstanding shares. However, under the ADS Lending Agreement, the ADS Borrower has agreed:

•

to pay to us an amount equal to any cash dividends or cash distributions (in liquidation or otherwise) that are paid on the borrowed ADSs (net of any fees, costs or tax withholdings and deductions), and

•	to pay or deliver to us any other dividend or distribution on the borrowed ADSs (other than a dividend or distribution of ADSs) (net of any fees, costs or tax withholdings and deductions).

The ADS Borrower is initially offering 3,829,800 borrowed ADSs for sale pursuant to the ADS prospectus supplement. It is currently expected that the short position established by the ADS Borrower in making the initial offering of ADSs will be used to facilitate swap transactions with investors in the notes, which will be used by these investors to establish their initial hedge position in respect of the notes. The ADS Borrower may offer for sale pursuant to the ADS prospectus supplement up to additional 243,394 borrowed ADSs they are entitled to borrow under the ADS Lending Agreement. The ADS Borrower may sell the additional borrowed ADSs in various transactions at any time and from time to time after the closing date in amounts to be determined by the ADS Borrower. We refer to these ADSs as supplemental hedge ADSs. In connection with the sale of these supplemental hedge ADSs, the ADS Borrower, or its affiliates, may effect such transactions by selling the supplemental hedge ADSs to or through dealers, and these dealers may receive compensation in the form of discounts, concessions or commissions from purchasers of ADSs for whom the dealers may act as agents or to whom they may sell as principals. Over the same period that the ADS Borrower, or its affiliates, sell these supplemental hedge ADSs, the ADS Borrower may, in its discretion, purchase a number of our ADSs on the open market at least equal to the number of the supplemental hedge ADSs it is selling to facilitate hedging transactions by investors in the notes. The ADS Borrower, or its affiliates, may from time to time purchase our ADSs in the open market and use such ADSs, including ADSs purchased in connection with the sale of supplemental hedge ADSs, to facilitate short sales and/or privately negotiated derivative transactions by investors in the notes.

The existence of the Registered ADS Borrow Facility and the sale of the borrowed ADSs under the ADS prospectus supplement could have the effect of causing the market price of our ADSs to be lower over the term of the ADS Lending Agreement than it would have been had we not entered into the ADS Lending Agreement. In addition, any purchases of ADSs in connection with the termination of any portion of the ADS Lending Agreement may have the effect of increasing, or preventing a decline in, the market price of our ADSs during or following the loan unwind period. See “Risk Factors—Risks Related to Our Notes, ADSs and Ordinary Shares—The effect of the concurrent issuance of our ADSs under the ADS prospectus supplement, which issuance is being made to facilitate the establishment by investors in the notes of their hedge positions in the notes, may be to lower the market price of our ADSs.”

TAXATION

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty.

Pursuant to the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council: (a) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciations shall apply to us or our operations; and (b) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The Cayman Islands is not party to any double tax treaties.

Certain stamp duties may be applicable, from time to time, on certain instruments executed in or brought into the Cayman Islands. No stamp duty is payable in the Cayman Islands on transfers of shares of Cayman Islands companies except those which hold interests in land in the Cayman Islands.

There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Under the PRC Enterprise Income Tax Law and its Implementation Regulations, or the new EIT law, which became effective January 1, 2008, dividends, interests, rent, royalties and gains on transfers of property payable by a foreign-invested enterprise in the PRC to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax, unless such non-resident enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a reduced rate of withholding tax. The Cayman Islands, where Trina is incorporated, does not have such a tax treaty with the PRC. If Trina is considered a non-resident enterprise, a 10% withholding tax will be imposed on Trina’s dividend income received from its PRC subsidiaries.

Under the new EIT law, an enterprise established outside the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax at the rate of 25% on its worldwide income. The “de facto management body” is defined as the organizational body that effectively exercises overall management and control over production and business operations, personnel, finance and accounting, and properties of the enterprise. It remains unclear how the PRC tax authorities will interpret such a broad definition. Substantially all of our management members are based in the PRC. If the PRC tax authorities subsequently determine that we should be classified as a resident enterprise, then our worldwide income will be subject to income tax at a uniform rate of 25%. The new EIT law also provides that, if a resident enterprise directly invests in another resident enterprise, the dividends received by the investing resident enterprise from the invested enterprise are exempted from income tax, subject to certain conditions. Therefore, if Trina is classified as a resident enterprise, the dividends received from our PRC subsidiary may be exempted from income tax. However, it remains unclear how the PRC tax authorities will interpret the PRC tax resident treatment of an offshore company, like us, having indirect ownership interests in PRC enterprises through intermediary holding vehicles.

Moreover, under the new EIT law, a withholding tax at the rate of 10% is applicable to interest and dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such interest or dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to a 10% withholding tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC resident enterprise, it is unclear whether the interest or dividends we pay with respect to our notes, ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax.

Certain United States Federal Income Tax Considerations

The following discussion is a summary of certain U.S. federal income tax considerations to U.S. Holders (as defined below) of the purchase, ownership and disposition of notes and ADSs or ordinary shares into which the notes may be converted. This summary is based on the tax laws of the United States as in effect on the date of this prospectus supplement and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this offering memorandum, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below. Except where noted, this summary deals only with notes held as capital assets by U.S. Holders who purchased the notes on original issuance at their “issue price” (the first price at which a substantial portion of the notes is sole to persons other than bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers) and with ADSs or ordinary shares received by such U.S. Holders upon conversion of such notes and held as capital assets. This summary does not address any estate or gift tax consequences.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	banks;

•	financial institutions;

•	insurance companies;

•	broker dealers;

•	regulated investment companies and real estate investment trusts;

•	traders that elect to mark to market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding notes, ADSs or ordinary shares as part of a straddle, hedging, constructive sale, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our voting shares;

•	persons who acquired notes, ADSs or ordinary shares pursuant to the exercise of any employee share option or otherwise as consideration; or

•	persons holding notes, ADSs or ordinary shares through partnerships or other pass-through entities.

U.S. Holders are urged to consult their tax advisors about the application of the U.S. federal tax rules to their particular circumstances as well as the state, local and foreign tax consequences to them of the purchase, ownership and disposition of notes, ADSs or ordinary shares.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of notes or ADSs or ordinary shares received upon conversion of the notes, and you are, for U.S. federal income tax purposes,

•	a citizen or individual resident of the United States;

•	a corporation (or other entity taxable as a corporation for United States federal income tax purposes) organized under the laws of the United States, any State or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If you are a partner in a partnership or other entity taxable as a partnership that holds notes, ADSs or ordinary shares, your tax treatment depends on your status and the activities of the partnership.

Payment of Interest

It is anticipated, and this discussion assumes, that the notes will be issued for an amount equal to the principal amount. In such case, interest on a note generally will be taxable to a U.S. Holder as ordinary income at the time it is paid or accrued in accordance with the U.S. Holder’s method of accounting for tax purposes. Interest income on a note generally will constitute foreign source income and generally will constitute “passive category income” or, in the case of certain U.S. Holders, “general category income.”

Additional Interest

We may be required to pay additional interest in certain circumstances described above under the heading “Description of the Notes—Additional Amounts.” We believe (and the rest of this discussion assumes) there is only a remote possibility that we will be obligated to make such additional payments on the notes, and the notes therefore will not be treated as “contingent payment debt instruments” under applicable U.S. Treasury regulations. Assuming our position is respected, any such additional interest would generally be taxable to a U.S. Holder at the time such payments are received or accrued, in accordance with the U.S. Holder’s usual method of accounting for tax purposes. Subject to certain conditions and limitations, any PRC withholding taxes on interest may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any PRC withholding tax.

Our determination that the notes are not contingent payment debt instruments is not binding on the Internal Revenue Service (the “IRS”). If the IRS were to successfully challenge our determination and the notes were treated as contingent payment debt instruments or as being subject to the original discount rules, a U.S. Holder would be required, among other things, to accrue interest income, regardless of the U.S. Holder’s method of accounting, at a rate higher than the stated interest rate on the notes and may also be required to treat as taxable ordinary income, rather than capital gain, any gain recognized on a sale, exchange or redemption of a note and the entire amount of realized gain upon a conversion of a note. Our determination that the notes are not contingent payment debt instruments or subject to the original issue discount rules is binding on U.S. Holders unless they disclose their contrary positions to the IRS in a manner that is required by applicable U.S. Treasury regulations.

Disposition of Notes

Except as provided below under “Conversion of Notes,” and subject to the passive foreign investment rules discussed below under “Passive Foreign Investment Company,” a U.S. Holder will recognize gain or loss on the sale, exchange, redemption, repurchase or other taxable disposition of a note equal to the difference between the amount realized upon the disposition (less any amount attributable to accrued but unpaid interest not previously included in income, which will be taxable as such) and the U.S. Holder’s tax basis in the note. A U.S. Holder’s tax basis in a note generally will be the U.S. Holder’s cost therefore, less any principal payments received by such holder. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the note for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations).

In the event we are a passive foreign investment company, a U.S. Holder generally will be taxed upon the sale, exchange, redemption or other taxable disposition of a note in the same manner that such U.S. Holder would be taxed upon the sale, exchange, redemption or other taxable disposition of ADSs or ordinary shares in a passive foreign investment company, except that the notes will not be eligible for the “mark-to-market” election. See the discussion under “Passive Foreign Investment Company,” below.

Conversion of Notes

You generally will not recognize gain or loss upon the conversion of your notes for ADSs except to the extent of cash received in lieu of a fractional ADS and except to the extent of amounts received with respect to accrued interest, which will be taxable as such. The amount of gain or loss you recognize on the receipt of cash in lieu of a fractional ADS will be equal to the difference between the amount of cash you receive in respect of the fractional ADS and the portion of your adjusted tax basis in the notes that is allocable to the fractional ADS. Such gain or loss will be U.S. source gain or loss for U.S. foreign tax credit purposes. The tax basis of the ADS received upon a conversion (other than ADS attributable to accrued interest, the tax basis of which will equal its fair market value) will equal the adjusted tax basis of the note that was converted (excluding the portion of the tax basis that is allocable to any fractional ADS). Your holding period for the ADSs will include the period during which you held the notes except that the holding period of any ADSs received with respect to accrued interest will commence on the day after the date of receipt.

Possible Effect of the Change in Conversion Consideration

In certain situations, we may provide for the conversion of the notes into stock, other securities, other property or assets. Depending on the circumstances, such an adjustment could result in a deemed taxable exchange to a U.S. Holder and the modified note could be treated as newly issued at that time, potentially resulting in the recognition of taxable gain or loss. In addition, the conversion of the note into stock, other securities, other property or assets may also be taxable for a U.S. Holder.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances. Adjustments (or failures to make adjustments) that have the effect of increasing a U.S. Holder’s proportionate interest in our assets or earnings may in some circumstances result in a deemed distribution to a U.S. Holder for U.S. federal income tax purposes. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, generally will not be considered to result in a deemed distribution to a U.S. Holder. Certain of the possible conversion rate adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to holders of our ordinary shares) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, a U.S. Holder will be deemed to have received a distribution even though the U.S. Holder has not received any cash or property as a result of such adjustments. In addition, an adjustment to the conversion rate in connection with a fundamental change may be treated as a deemed distribution. Any deemed distributions will be taxable as a dividend, return of capital, or capital gain as described in “Taxation of Dividends and other Distributions on the ADSs or Ordinary Shares,” below. It is not clear whether a constructive dividend deemed paid to a non-corporate U.S. Holder could be “qualified dividend income” as discussed below under “Taxation of Dividends and other Distributions on the ADSs or Ordinary Shares.”

Ownership of ADSs

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you will be treated as the holder of the underlying ordinary shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that parties to whom ADSs are pre-released may be taking actions that are inconsistent with the claiming, by U.S. Holders of ADSs, of foreign tax credits for U.S. federal income tax purposes. Such actions would also be inconsistent with the claiming of the reduced rate of tax applicable to dividends received by certain non-corporate U.S. Holders, as described below. Accordingly, the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders could be affected by future actions that may be taken by the U.S. Treasury or parties to whom ADSs are pre-released.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company rules discussed below, the gross amount of all our distributions to you with respect to the ADSs or ordinary shares generally will be included in your gross income as foreign source dividend income on the date of receipt by the depositary, in the case of ADSs, or by you, in the case of ordinary shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may be taxed at the lower applicable capital gains rate, and thus may constitute “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. IRS authority indicates that our ADSs (which are listed on the New York Stock Exchange), but not our ordinary shares, are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States. Thus, we do not believe that dividends that we pay on our ordinary shares meet the conditions required for these reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares. For taxable years beginning after December 31, 2006, dividends paid on our ordinary shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.” Subject to certain conditions and limitations, any PRC withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

To the extent, if any, that the amount of any such distribution exceeds our current or accumulated earnings and profits, it will be treated first as a tax-free return of your tax basis in the ADSs or the ordinary shares (thereby increasing the amount of any gain or decreasing the amount of any loss realized on the subsequent sale or disposition of such ADSs or ordinary shares) and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution generally will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Disposition of Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized (in U.S. dollars) for the ADS or ordinary share and your tax basis (in U.S. dollars) in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will be treated as U.S. source income or loss (in the case of losses, subject to certain limitations). However, in the event we are deemed to be a PRC resident enterprise under PRC tax law, we may be eligible for the benefits of the income tax treaty between the United States and the PRC. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or ordinary shares, a U.S. Holder that is eligible for the benefits of the income tax treaty between the United States and the PRC may elect to treat such gain as PRC source income. U.S. Holders should consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company

We believe that for our taxable year ending December 31, 2007, we were not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes and we do not expect to become one in the future, although there can be no assurance in that regard. A non-U.S. corporation is considered a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive income, or the income test, or

•

at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income, or the asset test.

We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. In particular, because the total value of our assets for purposes of the asset test generally will be calculated using the market price of our ADSs and ordinary shares, our PFIC status will depend in large part on the market price of our ADSs and ordinary shares which may fluctuate considerably. Accordingly, fluctuations in the market price of the ADSs and ordinary shares may result in our being a PFIC for any year. In addition, the composition of our income and assets is affected by how, and how quickly, we spend the cash we raise in any offering. If we are a PFIC for any year during which you hold ADS or ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ADS or ordinary shares.

If we are a PFIC for any taxable year during which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income, and

•

the amount allocated to each other taxable year will be subject to the highest tax rate in effect for that taxable year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such taxable year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or ordinary shares cannot be treated as capital, even if you hold the ADSs or ordinary shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or ordinary shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or ordinary shares as of the close of your taxable year over your adjusted basis in such ADSs or ordinary shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or ordinary shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or ordinary shares, as well as to any loss realized on the actual sale or disposition of the ADSs or ordinary shares, but only to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or ordinary shares. Your basis in the ADSs or ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a mark-to-market election, tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us (except that the lower applicable capital gains rate would not apply).

The mark-to-market election is available only for “marketable stock” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in applicable Treasury regulations. We expect that the ADSs will continue to be listed and traded on the New York Stock Exchange, which is a qualified exchange for these purposes, and, consequently, if you are a holder of ADSs, it is expected that the mark-to-market election would be available to you were we to become a PFIC. It should also be noted that only the ADSs and not our ordinary shares will be listed on the New York Stock Exchange.

If you hold ADSs or ordinary shares in any year in which we are a PFIC, you will be required to file IRS Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Information Reporting and Backup Withholding

Payments of interest with respect to the notes, dividends with respect to ADSs or ordinary shares and proceeds from the sale, exchange or redemption of notes, ADSs or ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status must provide such certification on IRS Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated July 17, 2008, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, ABN AMRO Bank N.V., London Branch, and Deutsche Bank Securities Inc. are acting as representatives, the following respective principal amounts of notes:

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC	$48,000,000
ABN AMRO Bank N.V., London Branch	36,000,000
Deutsche Bank Securities Inc.	36,000,000

Total	$120,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased, other than those notes covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of the notes may be terminated.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to an additional $18,000,000 aggregate principal amount of the notes at the initial public offering price less the underwriters’ discounts and commissions. The option may be exercised only to cover any over-allotments in the sale of the notes.

The underwriters propose to offer the notes initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of 2.75% of the principal amount per note. The notes will be offered in the United States through the underwriters, either directly or indirectly through their U.S. broker-dealer affiliates, or such other registered dealers as may be designated by the underwriters. The underwriters and selling group members may allow a discount of 2.454% of the principal amount per note on sales to other broker/dealers. After the initial public offering the representatives may change the public offering price and concession and discount to broker/dealers.

The following table summarizes the underwriting discounts and commission we will pay.

	Per Note		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Underwriting Discounts and Commissions paid by us	$27.50	$27.50	$3,300,000	$3,795,000

The expenses of this offering and the concurrent offering of our ADSs by means of a separate prospectus supplement and accompanying prospectus that are payable by us are estimated to be $1,900,000 (excluding underwriting discounts and commissions).

The notes are a new issue of securities with no established trading market. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

We have agreed that we will not, directly or indirectly, (i) offer, sell, issue, contract to sell, pledge or otherwise dispose of, (ii) offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, (iii) enter into any swap, hedge or any other agreement that transfers, in whole or in part, the economic consequences of ownership, (iv) establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, in, or (v) file with the SEC a registration statement under the Securities Act, relating to, the notes, our ADSs or our ordinary shares or securities convertible into or exchangeable or exercisable for any of the notes or our ADSs or our ordinary shares, or publicly disclose our intention to take any such action set forth in (i) to (v), without the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement, subject to certain exceptions, including the concurrent offering of our ADSs by means of a separate prospectus supplement and accompanying prospectus.

Our directors, executive officers, vice presidents and certain other members of our senior management and certain of our shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the notes, our ADSs or our ordinary shares or securities convertible into or exchangeable or exercisable for any of the notes, our ADSs or our ordinary shares, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the notes, our ADSs or our ordinary shares, whether any such aforementioned transaction is to be settled by delivery of the notes, our ADSs or our ordinary shares or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 90 days after the date of this prospectus supplement.

If (i) during the last 17 days of the initial lock-up period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the initial lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the initial lock-up period, then in each case the lock-up restrictions will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable, unless the representatives waive, in writing, such extension.

We have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

Some of the underwriters and their respective affiliates have provided investment banking and other services to us and our affiliates from time to time for which they have received customary compensation, and may do so in the future. We are currently in discussions with an affiliate of ABN AMRO Bank N.V., London Branch, regarding a possible debt financing for the expansion of our manufacturing lines, the purchase of raw materials, research and development and other general working capital purposes.

As of July 11, 2008, ABN AMRO Bank N.V., London Branch owned an aggregate of 19,044 ADSs representing 1,904,400 of our ordinary shares.

Concurrently with this offering, 4,073,194 ADSs, which we have agreed to loan to an affiliate of Credit Suisse Securities (USA) LLC pursuant to the ADS Lending Agreement between us and the borrower, are being offered by means of a separate prospectus supplement and accompanying prospectus. Credit Suisse Securities (USA) LLC is acting as an underwriter for the Registered ADS Borrow Facility and will be paid a commission. The Registered ADS Borrow Facility is designed to facilitate transactions by which investors in the notes will hedge their investments for the Registered ADS Borrow Facility and will be paid a commission, which will be deductible from the gross proceeds we receive from this offering of notes. See “Description of the Registered ADS Borrow Facility.” In connection with facilitating those transactions, these underwriters and their affiliates expect to receive customary, negotiated fees from investors.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Over-allotment involves sales by the underwriters of the notes in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the principal amount of the notes over-allotted by the underwriters is not greater than the principal amount of the notes that they may purchase in the over-allotment option. In a naked short position, the principal amount of the notes involved is greater than the principal amount of the notes in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing the notes in the open market.

•

Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of the notes to close out the short position, the underwriters will consider, among other things, the price of the notes available for purchase in the open market as compared to the price at which they may purchase the notes through the over-allotment option. If the underwriters sell more notes than could be covered by the over-allotment option, a naked short position, that position can only be closed out by buying the notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result, the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

Selling Restrictions

Australia.    This prospectus supplement and the accompanying prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth) (the “Australian Corporations Act”), has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the notes under this prospectus supplement and the accompanying prospectus is only made to persons to whom it is lawful to offer the notes without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus supplement and the accompanying prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the notes sold to the offeree within 12 months after its transfer to the offeree under this prospectus supplement and the accompanying prospectus.

European Economic Area.    In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), the notes may not be offered to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that the notes may, with effect from and including the Relevant Implementation Date, be offered to the public in that Relevant Member State at any time:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year, (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c)	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(d)	in any other circumstances falling within Article 3(2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any of the notes in any Relevant Member States means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State, by any measure implementing the Prospectus Directive in that Member State, and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Hong Kong.

(a)	The notes may not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance; and

(b)	No advertisement, invitation or document relating to the notes may be issued, whether in Hong Kong or elsewhere, which is directed at or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the notes which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

Japan.    The notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan and may not be offered or sold, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to, or for the account or benefit of, any person for reoffering or resale, directly or indirectly, in Japan or to, or for the account or benefit of, any resident of Japan, except (i) pursuant to an exemption from the registration requirements of, or otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and (ii) in compliance with any other relevant laws and regulations of Japan.

Malaysia.    No prospectus supplement and the accompanying prospectus or other offering material or document in connection with the offer and sale of the notes has been or will be registered with the Securities Commission of Malaysia pursuant to the Securities Commission Act, 1993, as the offer for purchase of, or invitation to purchase, the notes is meant to qualify as an “excluded offer or excluded invitation” within the meaning of Section 38 of the Securities Commission Act, 1993. The notes will not be offered, sold, transferred or otherwise disposed, directly or indirectly, nor any document or other material in connection therewith distributed, in Malaysia, other than to persons falling within any one of the categories or persons specified in Schedule 2 and/or Schedule 3 of the Securities Commission Act, 1993, who are also persons to whom any offer or invitation to purchase or sell would be an excluded offer or invitation within the meaning of Section 38 of the Securities Commission Act, 1993.

PRC.    This prospectus supplement and the accompanying prospectus does not constitute a public offer of the notes, whether by way of sale or subscription, in the PRC (excluding, for purposes of this paragraph, Hong Kong). Other than to qualified domestic institutional investors in the PRC, the notes are not being offered and may not be offered or sold, directly or indirectly, in the PRC to or for the benefit of, legal or natural persons of the PRC. According to the laws and regulatory requirements of the PRC, with the exception of qualified domestic institutional investors in the PRC, the notes may, subject to the laws and regulations of the relevant jurisdictions, only be offered or sold to non-PRC natural or legal persons in Taiwan, Hong Kong or Macau or any country other than the PRC.

Singapore.    This prospectus supplement and the accompanying prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and the accompanying prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act (Chapter 289) (the “SFA”), (ii) to a relevant person pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the notes are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the notes under Section 275 except:

(1)	to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person, or any person pursuant to Section 275(2), or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions, specified in Section 275 of the SFA;

(2)	where no consideration is given for the transfer; or

(3)	by operation of law.

State of Kuwait.    The notes have not been authorized or licensed for offering, marketing or sale in the State of Kuwait. The distribution of this prospectus supplement and the accompanying prospectus and the offering and sale of the notes in the State of Kuwait is restricted by law unless a license is obtained from the Kuwaiti Ministry of Commerce and Industry in accordance with Law 31 of 1990. Persons into whose possession this prospectus supplement and the accompanying prospectus comes are required by us and the underwriters to inform themselves about and to observe such restrictions. Investors in the State of Kuwait who approach us or any of the underwriters to obtain copies of this prospectus supplement and the accompanying prospectus are required by us and the underwriters to keep this prospectus supplement and the accompanying prospectus confidential and not to make copies thereof or distribute the same to any other person and are also required to observe the restrictions provided for in all jurisdictions with respect to offering, marketing and the sale of the notes.

Switzerland.    This prospectus supplement and the accompanying prospectus does not constitute a prospectus within the meaning of Article 652a or 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering and the notes has been or will be approved by any Swiss regulatory authority.

United Arab Emirates.    This prospectus supplement and the accompanying prospectus is not intended to constitute an offer, sale or delivery of notes or other securities under the laws of the United Arab Emirates (UAE). The notes have not been and will not be registered under Federal Law No. 4 of 2000 Concerning the Emirates Securities and Commodities Authority and the Emirates Security and Commodity Exchange, or with the UAE Central Bank, the Dubai Financial Market, the Abu Dhabi Securities Market or with any other UAE exchange.

This offering, the notes and interests therein have not been approved or licensed by the UAE Central Bank or any other relevant licensing authorities in the UAE, and do not constitute a public offer of securities in the UAE in accordance with the Commercial Companies Law, Federal Law No. 8 of 1984 (as amended) or otherwise.

In relation to its use in the UAE, this prospectus supplement and the accompanying prospectus is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the notes may not be offered or sold directly or indirectly to the public in the UAE.

United Kingdom.    The notes may not be offered or sold other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the “FSMA”) by the issuer. In addition, no person may communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes other than in circumstances in which Section 21(1) of the FSMA does not apply to the issuer.

NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

The distribution of the notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of the notes are made. Any resale of the notes in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the notes.

Representations of Purchasers

By purchasing the notes in Canada and accepting a purchase confirmation a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the notes without the benefit of a prospectus qualified under those securities laws,

•	where required by law, that the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under Resale Restrictions, and

•	the purchaser acknowledges and consents to the provision of specified information concerning its purchase of the notes to the regulatory authority that by law is entitled to collect the information.

Further details concerning the legal authority for this information is available on request.

Rights of Action—Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this prospectus supplement and the accompanying prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of the notes, for rescission against us in the event that this prospectus supplement and the accompanying prospectus contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the notes. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the notes. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us. In no case will the amount recoverable in any action exceed the price at which the notes were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we will have no liability. In the case of an action for damages, we will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the notes as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of the notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the notes in their particular circumstances and about the eligibility of the notes for investment by the purchaser under relevant Canadian legislation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus supplement or in the accompanying prospectus will happen as described or that they will happen at all. You should read this prospectus supplement and the accompanying prospectus completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus supplement and the accompanying prospectus relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus supplement directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus supplement also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data, including market data from Solarbuzz, an independent solar energy research firm, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.trinasolar.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus supplement or the accompanying prospectus.

This prospectus supplement and the accompany prospectus are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus supplement or the accompanying prospectus about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus supplement and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus supplement is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus supplement and information incorporated by reference into this prospectus supplement, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on June 26, 2008.

•	Our report on Form 6-K for the month of June 2008 filed with the SEC on June 26, 2008.

•	Our report on Form 6-K for the month of July 2008 filed with the SEC on July 16, 2008.

•

All reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference that we file with the SEC on or after the date here of and until the termination or completion of the offering under this prospectus supplement.

Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 26, 2008, contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with US GAAP.

Copies of all documents incorporated by reference in this prospectus supplement, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus supplement, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus supplement on the written or oral request of that person made to:

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(+86) 519 8548 2008

Attention: Chief Financial Officer

You should rely only on the information that we incorporate by reference or provide in this prospectus supplement. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus supplement is accurate as of any date other than the date on the front of those documents.

LEGAL MATTERS

Latham & Watkins LLP will issue an opinion with respect to the validity of the notes offered hereby and the underlying ADSs and certain other legal matters as to United States federal law and New York law in connection with this offering. Conyers Dill & Pearman will issue an opinion with respect to the validity of the ordinary shares represented by the ADSs. Certain legal matters as to United States federal law and New York law in connection with this offering will be passed upon for the underwriters by Simpson Thacher & Bartlett LLP. Legal matters as to PRC law will be passed upon for us by Fangda Partners and for the underwriters by Jun He Law Offices.

EXPERTS

The financial statements, the related financial statement schedule, incorporated in the prospectus by reference from the company’s Annual Report on Form 20-F for the year ended December 31, 2007, and the effectiveness of Trina Solar Limited’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and the related financial statement schedule and (2) express an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness), which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.

PROSPECTUS

Trina Solar Limited

Ordinary Shares

Preferred Shares

Depositary Shares

Debt Securities

Warrants

We may offer and sell the securities in any combination from time to time in one or more offerings. The debt securities and warrants may be convertible into or exercisable or exchangeable for our ordinary shares, preferred shares, depository shares or our other securities. This prospectus provides you with a general description of the securities we may offer.

Each time we sell securities we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the securities. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

We may sell the securities described in this prospectus and any prospectus supplement to or through one or more underwriters, dealers and agents, or directly to purchasers, or through a combination of these methods, on a continuous or delayed basis. The names of any underwriters will be included in the applicable prospectus supplement.

Investing in our securities involves risks. See the “Risk Factors” section contained in the applicable prospectus supplement and in the documents we incorporate by reference in this prospectus to read about factors you should consider before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or completeness of this prospectus. Any representation to the contrary is a criminal offense.

We may offer the securities independently or together in any combination for sale directly to purchasers or through underwriters, dealers or agents to be designated at a future date. See “Plan of Distribution.” If any underwriters, dealers or agents are involved in the sale of any of the securities, their names, and any applicable purchase price, fee, commission or discount arrangements between or among them, will be set forth, or will be calculable from the information set forth, in the applicable prospectus supplement.

The date of this prospectus is July 15, 2008.

ABOUT THIS PROSPECTUS

You should read this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information About Us” and “Incorporation of Documents by Reference.”

In this prospectus, unless otherwise indicated or unless the context otherwise requires,

•	“we,” “us,” “our,” and “our company” refer to Trina Solar Limited, its predecessor entities and its subsidiaries;

•	“Trina” refers to Trina Solar Limited;

•	“Trina China” refers to Changzhou Trina Solar Energy Co., Ltd.;

•	“ADSs” refers to our American depositary shares, each of which represents 100 ordinary shares;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this prospectus only, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China, “$” or “U.S. dollars” refers to the legal currency of the United States, and “Euro” refers to the legal currency of the European Union; and

•	“shares” or “ordinary shares” refers to our ordinary shares, par value $0.00001 per share.

This prospectus is part of an “automatic shelf” registration statement that we filed with the United States Securities and Exchange Commission, or the “SEC,” as a “well-known seasoned issuer” as defined in Rule 405 under the Securities Act of 1933, as amended, or the Securities Act, using a “shelf” registration process. By using a shelf registration statement, we may sell any combination of our ordinary shares, preferred shares, depositary shares, debt securities and warrants from time to time and in one or more offerings. This prospectus only provides you with a summary description of our ordinary shares. Each time we sell securities, we will provide a supplement to this prospectus that contains specific information about the securities being offered (if other than ordinary shares and ADSs) and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement. Before purchasing any securities, you should carefully read both this prospectus and any supplement, together with the additional information described under the heading “Where You Can Find More Information” and “Incorporation of Documents by Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the applicable supplement to this prospectus is accurate as of the date on its respective cover, and that any information incorporated by reference is accurate only as of the date of the document incorporated by reference, unless we indicate otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

WHERE YOU CAN FIND MORE INFORMATION ABOUT US

We file reports and other information with the SEC. Information filed with the SEC by us can be inspected and copied at the Public Reference Room maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of this information by mail from the Public Reference Section of the SEC at prescribed rates. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a web site that contains reports, proxy and information statements and other information about issuers, such as us, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Our web site address is http://www.trinasolar.com. The information on our web site, however, is not, and should not be deemed to be, a part of this prospectus.

This prospectus and any prospectus supplement are part of a registration statement that we filed with the SEC and do not contain all of the information in the registration statement. The full registration statement may be obtained from the SEC or us, as indicated below. Forms of the indenture and other documents establishing the terms of the offered securities are filed as exhibits to the registration statement. Statements in this prospectus or any prospectus supplement about these documents are summaries and each statement is qualified in all respects by reference to the document to which it refers. You should refer to the actual documents for a more complete description of the relevant matters. You may inspect a copy of the registration statement at the SEC’s Public Reference Room in Washington, D.C., as well as through the SEC’s website.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with them. This means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the incorporation by reference of such documents shall not create any implication that there has been no change in our affairs since the date thereof or that the information contained therein is current as of any time subsequent to its date. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below:

•	Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed with the SEC on June 26, 2008.

•	Our report on Form 6-K for the month of June 2008 filed with the SEC on June 26, 2008.

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With respect to each offering of securities under this prospectus, all reports on Form 20-F and any report on Form 6-K that so indicates it is being incorporated by reference, in each case, that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of that offering under this prospectus.

Our annual report on Form 20-F for the fiscal year ended December 31, 2007 filed on June 26, 2008 contains a description of our business and audited consolidated financial statements with a report by our independent auditors. These financial statements are prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP.

Copies of all documents incorporated by reference in this prospectus, other than exhibits to those documents unless such exhibits are specially incorporated by reference in this prospectus, will be provided at no cost to each person, including any beneficial owner, who receives a copy of this prospectus on the written or oral request of that person made to:

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(86) 519 8548 2008

Attention: Chief Financial Officer

You should rely only on the information that we incorporate by reference or provide in this prospectus. We have not authorized anyone to provide you with different information. We are not making any offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of those documents.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, any accompanying prospectus supplement and the information incorporated herein and therein by reference may contain “forward-looking” statements intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. Words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, which refer to future events and trends, identify forward-looking statements. We do not guarantee that the transactions and events described in this prospectus or in any prospectus supplement will happen as described or that they will happen at all. You should read this prospectus and any accompanying prospectus supplement completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this prospectus and any accompanying prospectus supplement relate only to events as of the date on which the statements are made. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation may change in the future.

Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. Some of the assumptions, future results and levels of performance expressed or implied in the forward-looking statements we make inevitably will not materialize, and unanticipated events may occur which will affect our results. The “Risk Factors” section of this prospectus directs you to a description of the principal contingencies and uncertainties to which we believe we are subject.

This prospectus also contains or incorporates by reference data related to the solar power market in several countries, including China. These market data, including market data from Solarbuzz, an independent solar energy research firm, include projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our securities. In addition, the rapidly changing nature of the solar power market and related regulatory regimes subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

OUR COMPANY

We are an integrated solar-power products manufacturer based in China. Since we began our solar-power products business in 2004, we have integrated the manufacturing of ingots, wafers and solar cells for use in our solar module production. Our solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide.

We produce standard monocrystalline solar modules ranging from 160 watts (W) to 185 W in power output and multicrystalline solar modules ranging from 190 W to 220 W in power output. Our solar modules are built to general specifications as well as to our customers’ and end-users’ specifications. We sell and market our products worldwide, including in a number of European countries, such as Germany, Spain, Italy and Belgium, where government incentives have accelerated the adoption of solar power. We are also targeting sales in emerging PV markets such as France, the United States and South Korea. We sell our products to distributors, wholesalers and PV system integrators, including Abantia Sun Energy SA, Enerpoint S.p.a., IBC Solar AG, Grupo Aldesa SA and SOLEOS Solar GmbH.

We address the industry-wide shortage of polysilicon by forging supply relationships with several global and domestic silicon distributors, silicon manufacturers, semiconductor manufacturers and silicon processing companies. In addition, our experience and know-how in working with monocrystalline silicon have enabled us to use a significant proportion of low-cost, reclaimable silicon raw materials in the production of ingots, as compared to other manufacturing methods generally used in the industry. We also expanded our platform in November 2007 to include the production of multicrystalline ingots, wafers and solar cells for use in our solar module production. We purchase polysilicon and reclaimable silicon materials from our network of over 20 suppliers and leverage our ability to use a significant proportion of lower-cost reclaimable silicon materials, currently accounting for about 50% of our total silicon requirements. However, we intend to use more virgin polysilicon in the future as supply increases. We have entered into long-term supply contracts with polysilicon suppliers, including DC Chemical, Jiangsu Zhongneng Polysilicon Technology Development Co., Ltd. (a subsidiary of GCL Silicon Technology Holdings Ltd.), Jupiter Corporation Ltd. (an affiliate of DTK Industries (Qingdao) Co., Ltd.), NITOL Group, Sichuan Yongxiang Polysilicon Co., Ltd., SILFAB S.p.A., and Wacker Chemie AG, as the industry-wide supply of polysilicon expands in line with current expectations. We also capitalize on our low-cost manufacturing capability in China to produce quality products at competitive costs.

As of December 31, 2007, we had an annual module manufacturing capacity of 150 megawatts (MW). We expect to increase our total annual production capacity from ingots to solar modules to 350 MW by the end of 2008 and to 600 MW by the end of 2009. We currently produce our own solar cells, as well as use toll manufacturers by providing wafers to them for processing and receiving solar cells from them in return. Such wafers are converted into solar cells using the toll manufacturers’ own technology.

We began our research and development efforts in solar products in 1999. In 2002, we began our system integration business, in late 2004 we began our current solar module business, and in April 2007 we began our production of solar cells. In 2006 and 2007, we had net revenues of $114.5 million and $301.8 million, respectively, and net income of $13.2 million and $35.4 million, respectively, from our continuing operations.

RISK FACTORS

Please see the factors set forth under the heading “Item 3. Key Information—D. Risk Factors” in our most recently filed annual report on Form 20-F, which is incorporated in this prospectus by reference, and, if applicable, in any accompanying prospectus supplement before investing in any securities that may be offered pursuant to this prospectus.

USE OF PROCEEDS

We intend to use the net proceeds from the sale of the securities as set forth in the applicable prospectus supplement.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include that the Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. In addition, Cayman Islands companies do not have standing to sue before the federal courts of the United States. Our constituent documents do not contain provisions requiring that disputes be submitted to arbitration, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders.

Substantially all of our current operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Conyers Dill & Pearman, our counsel as to Cayman Islands law, and Fangda Partners, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

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recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Conyers Dill & Pearman has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of the Cayman Islands under the common law doctrine of obligation. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Conyers Dill & Pearman, Cayman Island courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities law would be determined by the Cayman Islands courts as penal or punitive in nature. Such a determination has yet to be made by any Cayman Islands court.

Fangda Partners has advised us further that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law. Courts in China may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. As there is currently no treaty or other agreement of reciprocity between China and the United States governing the recognition of a judgment, there is uncertainty as to whether a PRC court would enforce a judgment rendered by a court in the United States.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges on a historical basis for the period indicated. The ratios are calculated by dividing earnings by fixed charges. For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes, fixed charges, amortization of capitalized interest, distributed income of equity investees and losses before tax of equity investees for which charges arising from guarantees are included in fixed charges, minus capitalized interest and minority interest in pre-tax income of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest expense, including capitalized interest, amortized premiums, discounts and capitalized expenses related to indebtedness and estimated interest included in rental expense.

	Year Ended December 31,
	2003	2004		2005	2006	2007
Ratio of earnings to fixed charges	40	—	(1)	8	8	5

(1)	Earnings for the year ended December 31, 2004 were insufficient to cover fixed charges by approximately $445,000.

DESCRIPTION OF SECURITIES

We may issue from time to time, in one or more offerings, the following securities:

•	ordinary shares, including ordinary shares represented by ADSs;

•	preferred shares;

•	depositary shares;

•	debt securities; and

•	warrants to purchase debt securities, ordinary shares, preferred shares or ADSs.

We will set forth in the applicable prospectus supplement a description of the preferred shares, debt securities, depositary shares and warrants, and, in certain cases, the ordinary shares (including ordinary shares represented by ADSs) that may be offered under this prospectus. The terms of the offering of securities, the initial offering price and the net proceeds to us will be contained in the prospectus supplement, and other offering material, relating to such offer. The supplement may also add, update or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our securities.

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law, Cap. 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands, which is referred to as the Companies Law below.

As of the date hereof, our authorized share capital consists of 5,000,000,000 ordinary shares, with a par value of $0.00001 each. As of the date hereof, there are 2,555,692,008 ordinary shares issued and outstanding.

The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General.    All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are nonresidents of the Cayman Islands may freely hold and vote their shares.

Dividends.    The holders of our ordinary shares are entitled to such dividends as may be declared by our shareholders or board of directors subject to the Companies Law.

Voting Rights. Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by show of hands unless a poll is demanded or required by the rules of the designated stock exchange as described in our articles of association. A poll may be demanded by (i) the chairman of the meeting, (ii) at least three shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy for the time being entitled to vote at the meeting, (iii) any shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and representing not less than one-tenth of the total voting rights of all the shareholders having the right to vote at the meeting, (iv) a shareholder or shareholders present in person or, in the case of a shareholder being a corporation, by its duly authorized representative or by proxy and holding not less than one-tenth of the issued share capital of our voting shares or (v) if required by the rules of the designated stock exchange, by any director or directors who, individually or collectively, hold proxies in respect of shares representing 5% or more of the total voting rights at such meeting.

A quorum required for a meeting of shareholders consists of at least one-third of our total outstanding shares present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative. Advance notice of at least ten days is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of the ordinary shares may effect certain changes by ordinary resolution, including alter the amount of our authorized share capital, consolidate and divide all or any of our share capital into shares of larger amount than our existing share capital, and cancel any unissued shares.

Transfer of Shares.    Subject to the restrictions of our articles of association, as more fully described below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or by any other form approved by our board.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any ordinary share unless (a) the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (b) the instrument of transfer is in respect of only one class of ordinary shares; (c) the instrument of transfer is properly stamped, if required; (d) in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; or (e) a fee of such maximum sum as the New York Stock Exchange may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof. There is presently no legal requirement under Cayman Islands law for instruments of transfer for our ordinary shares to be stamped. In addition, our board of directors has no present intention to charge any fee in connection with the registration of a transfer of ordinary shares.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on prior notice being given by advertisement in one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation.    On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.    Our articles of association permit us to issue our shares, including ordinary shares, nil paid and partially paid. This permits us to issue shares where the payment for such shares has yet to be received. Although our articles give us the flexibility to issue nil paid and partly paid shares, our board has no present intention to do so. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.    Subject to the provisions of the Companies Law, the rules of the designated stock exchange, our memorandum and articles of association and to any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Our currently outstanding ordinary shares and those to be issued in this offering will not be subject to redemption at the option of the holders or our board of directors.

Variations of Rights of Shares.    All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of Register of Members.    Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection by shareholders for such times and on such days as our board of directors shall determine, without charge, or by any other person upon a maximum payment of CI$2.50 or such other sum specified by the board, at the registered office or such other place at which the register is kept in accordance with the Companies Law or, upon a maximum payment of CI$1.00 or such other sum specified by the board, at our registered office, unless the register is closed in accordance with our articles of association.

Designations and Classes of Shares.    Our articles provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix the designations, powers, preferences and relative, participating, optional and other rights, if any, and the qualifications, limitations and restrictions thereof, if any, including, without limitation, the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series.

Differences in Corporate Law

The Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements.    The Cayman Islands law does not provide for mergers as that expression is understood under United States corporate law. However, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority and the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law or that would amount to a “fraud on the minority.”

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offerer may, within a two month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of United States corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits.    We are not aware of any reported class action or derivative action having been brought in a Cayman Islands court. In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could be effected duly if authorized by more than a simple majority vote which has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority.”

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver ADSs. Each ADS will represent 100 shares deposited with the office of The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by holding ADSs in the Direct Registration System, or DRS, or (B) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

DRS is a system administered by The Depository Trust Company, or DTC, pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. The Cayman Islands law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs set out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. Directions on how to obtain copies of those documents are provided on page 2 of this prospectus.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

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Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes or other governmental charges that must be paid will be deducted. See “Taxation.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

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Shares.    The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares.

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Rights to purchase additional shares.    If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

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Other Distributions.    The depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.

How do ADS holders cancel an American Depositary Share?

You may turn in your ADSs at the depositary’s corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.

How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.

Voting Rights

How do you vote?

You may instruct the depositary to vote the deposited securities, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able to exercise your right to vote unless you withdraw the shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the next-to-last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practicable, subject to the laws of Cayman Islands and the provisions of our constitutive documents, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If no instructions are received by the depositary from any owner with respect to any of the deposited securities represented by the ADSs on or before the date established by the depositary for such purpose, the depositary shall deem the owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. No such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter that we inform the depositary we do not wish such proxy given, substantial opposition exits or materially and adversely affects the rights of holders of the shares.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing shares must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	• Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
• Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

Persons depositing or withdrawing shares must pay:	For:
$.02 (or less) per ADS	• Any cash distribution to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
$.02 (or less) per ADSs per calendar year	• Depositary services

Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
• Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The Bank of New York Mellon, as depositary, has agreed to reimburse us for expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors.

The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our shares • Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

If we:	Then:
• Distribute securities on the shares that are not distributed to you • Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADS, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement if we ask it to do so. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 60 days. In either case, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement;

•	are not liable if either of us exercises discretion permitted under the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other party; and

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying Your ADRs

You have the right to cancel your ADSs and withdraw the underlying shares at any time except:

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When temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares.

•	When you or other ADS holders seeking to withdraw shares owe money to pay fees, taxes and similar charges.

•	When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such shares or ADSs to the depositary for the benefit of the owners and (c) will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC.

DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through DRS/Profile and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.

UNDERWRITING

We may sell or distribute the securities offered by this prospectus, from time to time, in one or more offerings, as follows:

•	through agents;

•	to dealers or underwriters for resale;

•	directly to purchasers; or

•	through a combination of any of these methods of sale.

In addition, we may issue the securities as a dividend or distribution or in a subscription rights offering to our existing security holders. In some cases, we or dealers acting for us or on our behalf may also repurchase securities and reoffer them to the public by one or more of the methods described above. This prospectus may be used in connection with any offering of our securities through any of these methods or other methods described in the applicable prospectus supplement.

Our securities distributed by any of these methods may be sold to the public, in one or more transactions, either:

•	at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; or

•	at negotiated prices.

Sale through Underwriters or Dealers

If underwriters are used in the sale, the underwriters will acquire the securities for their own account, including through underwriting, purchase, security lending or repurchase agreements with us. The underwriters may resell the securities from time to time in one or more transactions, including negotiated transactions. Underwriters may sell the securities in order to facilitate transactions in any of our other securities (described in this prospectus or otherwise), including other public or private transactions and short sales. Underwriters may offer securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless otherwise indicated in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

If dealers are used in the sale of securities offered through this prospectus, we will sell the securities to them as principals. They may then resell those securities to the public at varying prices determined by the dealers at the time of resale. The applicable prospectus supplement will include the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the securities offered through this prospectus directly. In this case, no underwriters or agents would be involved. Such securities may also be sold through agents designated from time to time. The applicable prospectus supplement will name any agent involved in the offer or sale of the offered securities and will describe any commissions payable to the agent. Unless otherwise indicated in the applicable prospectus supplement, any agent will agree to use its commonly reasonable efforts to solicit purchases for the period of its appointment.

We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale of those securities. The terms of any such sales will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If the applicable prospectus supplement indicates, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The applicable prospectus supplement will describe the commission payable for solicitation of those contracts.

Market Making, Stabilization and Other Transactions

Unless the applicable prospectus supplement states otherwise, each series of offered securities will be a new issue and will have no established trading market. We may elect to list any series of offered securities on an exchange. Any underwriters that we use in the sale of offered securities may make a market in such securities, but may discontinue such market making at any time without notice. Therefore, we cannot assure you that the securities will have a liquid trading market.

Any underwriter may also engage in stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Rule 104 under the Securities Exchange Act of 1934, as amended, or the Exchange Act. Stabilizing transactions involve bids to purchase the underlying security in the open market for the purpose of pegging, fixing or maintaining the price of the securities. Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the securities originally sold by the syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. Stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the securities to be higher than it would be in the absence of the transactions. The underwriters may, if they commence these transactions, discontinue them at any time.

Derivative Transactions and Hedging

We and the underwriters may engage in derivative transactions involving the securities. These derivatives may consist of short sale transactions and other hedging activities. The underwriters may acquire a long or short position in the securities, hold or resell securities acquired and purchase options or futures on the securities and other derivative instruments with returns linked to or related to changes in the price of the securities. In order to facilitate these derivative transactions, we may enter into security lending or repurchase agreements with the underwriters. The underwriters may effect the derivative transactions through sales of the securities to the public, including short sales, or by lending the securities in order to facilitate short sale transactions by others. The underwriters may also use the securities purchased or borrowed from us or others (or, in the case of derivatives, securities received from us in settlement of those derivatives) to directly or indirectly settle sales of the securities or close out any related open borrowings of the securities.

Loans of Securities

We or a selling shareholder may loan or pledge securities to a financial institution or other third party that in turn may sell the securities using this prospectus and an applicable prospectus supplement.

General Information

Agents, underwriters, and dealers may be entitled, under agreements entered into with us, to indemnification by us, against certain liabilities, including liabilities under the Securities Act. Our agents, underwriters, and dealers, or their affiliates, may be customers of, engage in transactions with or perform services for us or our affiliates, in the ordinary course of business for which they may receive customary compensation.

VALIDITY OF THE SECURITIES

The validity of the securities offered hereby (other than the ordinary shares) will be passed upon for us by Latham & Watkins LLP. The validity of the ordinary shares in this offering will be passed upon for us by Conyers Dill & Pearman.

EXPERTS

The financial statements, the related financial statement schedule, incorporated in this prospectus by reference from the company’s Annual Report on Form 20-F for the year ended December 31, 2007, and the effectiveness of Trina Solar Limited’s internal control over financial reporting have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their reports (which reports (1) express an unqualified opinion on the financial statements and the related financial statement schedule and (2) express an adverse opinion on the effectiveness of internal control over financial reporting because of a material weakness), which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 30th Floor, Bund Center, 222 Yan An Road East, Shanghai, People’s Republic of China.